Form 20-F
period 1999-12-31
360NETWORKS INC
filed 2000-06-19
CIK 1084587

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to
     __________

     Commission file number 001-15841

                                360NETWORKS INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                               Nova Scotia, Canada
                 (Jurisdiction of incorporation or organization)

                         1500-1066 West Hastings Street
                           Vancouver, British Columbia
                                 Canada V6E 3X1
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

      Subordinate Voting Shares                   Nasdaq National Market
           (Title of class)               (Name of exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

176,713,200 Class A Non-Voting Shares, 41,314,800 Class B Subordinate Voting Shares, 40,920,000 Class C Multiple Voting Shares and 75,475,656 Series A Non-Voting Preferred Shares each as of December 31, 1999.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X    No
                                       ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17 __ Item 18 X

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                               GENERAL INFORMATION


                                     PART I

Item 1.    Description of Business............................................1
Item 2.    Description of Properties.........................................30
Item 3.    Legal Proceedings.................................................31
Item 4.    Control of Registrant.............................................31
Item 5.    Nature of Trading Market..........................................32
Item 6.    Exchange Controls and Other Limitations Affecting
             Security Holders................................................33
Item 7.    Taxation..........................................................34
Item 8.    Selected Consolidated Financial Data..............................37
Item 9.    Management Discussion and Analysis of Financial Condition
             and Results of Operations.......................................38
Item 9A.   Quantitative and Qualitative Disclosures About Market Risk........44
Item 10.   Directors and Officers of Registrant..............................45
Item 11.   Compensation of Directors and Officers............................50
Item 12.   Options to Purchase Securities from Registrant or Subsidiaries....51
Item 13.   Interest of Management in Certain Transactions....................52

                                  PART II

Item 14.   (NOT APPLICABLE)..................................................56

                                 PART III

Item 15.   (NOT APPLICABLE)..................................................56
Item 16.   Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..................................56

                                  PART IV

Item 17.   Financial Statements..............................................57
Item 18.   Financial Statements..............................................57
Item 19.   Financial Statements and Exhibits.................................58

                                 EXCHANGE RATES

     Unless otherwise indicated, all references to "$" or dollars in this annual report refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars. As of May 31, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was U.S.$1.00 = Cdn.$1.4974.

     The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period indicated for one United States dollar, expressed in Canadian dollars, based on the noon buying rate in New York City for cable transfer payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                              Year Ended December 31,
                                                                      --------------------------------------------
                                                                      1999     1998    1997     1996     1995
                                                                      ----     ----    ----     ----     ---------
End of period....................................................    1.4455   1.5295  1.4293   1.3706   1.3641
Average for the period...........................................    1.4945   1.4940  1.3875   1.3560   1.3770
High for the period..............................................    1.5470   1.5845  1.4413   1.3865   1.4267
Low for the period...............................................    1.4420   1.4037  1.3338   1.3263   1.3270


                           FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this Form 20-F annual report constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words "anticipates," "believes," "intends," "estimates," "expects," "projects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the markets in which we operate or will operate; demographic change; existing government regulations and changes in, or the failure to comply with, government regulations; competition; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; the ability to attract and retain qualified personnel; our ability to access markets, design effective fiber optic routes, install cable and facilities and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; and other factors referenced in this Form 20-F annual report. Certain of these factors are discussed in more detail elsewhere in this Form 20-F annual report including, without limitation, under Item 1, Description of Business, and Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations. As a result of the foregoing and other factors, no assurance can be given as to our future results and achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We disclaim any obligation to update any such factors or publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


     Concurrent with the closing of our initial public offering, we reorganized our share capital. Pursuant to this reorganization, (1) the Class C Multiple Voting Shares were redesignated as Multiple Voting Shares and (2) the Class B Subordinate Voting Shares were converted into Class A Non-Voting Shares, which were redesignated as Subordinate Voting Shares. All share and related information (such as per share information, options and warrants) has been adjusted to give effect, retroactively, to such reorganization and a two-for-one stock split completed on April 14, 2000. We also had an eight-for-one stock split effective November 24, 1999 resulting in seven additional Class A Non-Voting Shares being issued to shareholders for each Class A Non-Voting Share held by shareholders of record on November 24, 1999. As of May 31, 2000, there were 81,840,000 Multiple Voting Shares and 683,990,095 Subordinate Voting Shares outstanding.

                                     PART I


Item 1. Description of Business

     We are a leading independent, facilities-based provider of fiber optic communications network products and services. By the end of 2001, we expect our current network to consist of approximately 56,800 route miles in North America, Europe and South America, including an undersea cable between North America and Europe and an undersea cable between South America and North America. We have rights to acquire colocation facilities or sites in eleven cities in North America comprising approximately 2.3 million square feet and agreed with an affiliate of iAdvantage to develop network colocation facilities and Internet protocol ("IP") transport services in Asia. We intend to expand our network to provide connectivity on a global basis. Our network's design uses state-of-the-art optical technologies that we believe greatly reduces complexity and cost while allowing us to offer increased reliability and a wide range of products and services. In addition, we offer network services to meet our customers' demands and enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services. Our network is scheduled to be completed by the end of 2001.

     Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, indefeasible right of use ("IRUs") or other contractual rights along diverse rights-of-way ("ROW"). In North America, our network is expected to cover approximately 24,100 route miles, of which more than 12,200 route miles have been developed as of May 31, 2000, encompassing both long-haul and intra-city route miles and providing connectivity among approximately 50 major population centers. In Europe, our network is expected to cover approximately 11,100 long-haul route miles, of which more than 4,900 route miles have been developed as of May 31, 2000, providing connectivity among approximately 35 major population centers. Our 7,600 route mile fully protected undersea cable between North America and Europe will have the capacity to be a
1.92 terabits per second ("tbps"), self-healing ring that will connect landing sites in Boston, Halifax, Dublin and Liverpool and to major gateway cities in Europe and North America, including London and New York. Our planned 14,000 route mile fully protected undersea cable between South America and North America will have the capacity to be a 1.28 tbps, self-healing ring that will be able to offer city-to-city connectivity between 6 major population centers in Brazil, Venezuela, Bermuda and the United States. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network, including transpacific connectivity to Asia. In addition, we intend to extend our network to Buenos Aires through undersea and/or terrestrial routes.

     We believe that there is growing demand for fiber optic capacity and related network elements to transmit and service high-bandwidth data, voice and video. This growing demand is being accelerated by new applications and services and by improvements in "last mile" technology such as digital subscriber line ("DSL") and cable modems. In this changing market environment, we believe that we are in a favorable competitive position to satisfy this demand relative to other service providers due to our low-cost, seamless technology and consistent network operating architecture. We have achieved a low-cost position by:

     o    leveraging our construction skills;

     o co-developing and swapping fiber optic assets along some corridors of our network;

     o using equity as payment for important elements such as bulk rights-of-way; and

     o using optical design and technologies that eliminate layers of equipment traditionally required to support legacy systems.

     Our current and targeted customers include new and incumbent telecommunications service providers ("TSPs"), Internet service providers ("ISPs"), application service providers ("ASPs"), storage service providers

("SSPs") and large organizations ("LORGs") with enterprise network needs. We believe that these customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services, including enabling Internet services, between major population centers in North America, Europe and South America. As a result, we believe that our targeted customers will buy services from us rather than purchase them from another source or build these service capabilities themselves. To meet our customers' requirements, we offer a wide range of services on a scalable basis, including:

     o network services--optical channels, private line transmission, packet-based data services such as IP transport and Asynchronous Transfer Mode ("ATM"), and virtual voice trunking; and

     o network infrastructure--dark fiber and conduit for sale, grant of IRU or lease and construction services supporting the development of our network.

     Through the colocation facilities that we have agreed to acquire or are co-developing and through additional colocation facilities that we intend to acquire, we intend to provide additional network services such as Internet data centers, applications hosting, electronic commerce support and web hosting. We also intend to expand our business to include additional network services such as video transport services, independent Internet access for transport and peering and management services to allow carriers to migrate from circuit-switched technologies to packet-based technologies.

     We expect to enable our customers to establish and maintain a strong competitive position in providing services to their end users. We believe that our independence, product design, seamless technology, consistent network architecture, simple billing systems and end-to-end international connectivity will enable us to gain a strong market position.

     We plan to realize the value of the network through developing a broad range of managed bandwidth and Internet enabling products and services and the sale, grant of IRU, lease or swap of dark fiber and conduit. We are adding the necessary transmission equipment to enable us to provide bandwidth services and other value-added network services to carriers and other service providers along segments of our network. We intend to enhance the connectivity of the network and satisfy customer demand through purchases, leases and swaps of bandwidth and through joint ventures.

     We were incorporated on February 5, 1998, but did not commence operations until May 31, 1998. Prior to that time, we operated as the telecommunications division of Ledcor Industries Limited, an indirect subsidiary of Ledcor Inc. See
Item 13, Interest of Management in Certain Transactions, under the heading "Transactions with Ledcor--Background of Ledcor." In April 2000, we continued the corporation under the laws of Nova Scotia, Canada. Also in April 2000, we concluded a series of transactions to transfer our Canadian telecommunication transmission facilities and certain related facilities to 360 Urbanlink Ltd. ("Urbanlink"). See Item 13, Interest of Management in Certain Transactions, under the heading "Transactions with Ledcor--Canadian Telecommunications Arrangement."

Market Opportunity

     Our network is designed to provide our customers with secure, independent transmission facilities and sufficient capacity on a local, regional, national or international basis to accommodate their increasing demand and plans for expansion. According to The Yankee Group and other industry sources, growth in the high-bandwidth telecommunications industry is expected to continue due to a number of factors, which include:

     o Innovations and advances in transmission technology. Technological innovations continue to increase the capacity and speed of advanced fiber optic networks while decreasing the cost of transmission allowing for continued growth in Internet usage and increases in the number of network users. This increased capacity and speed has resulted in the development of bandwidth-intensive applications. Improvements in "last mile" technology, such as DSL, cable modems and fixed and third-generation

          ("3G") wireless access are contributing to the significant increase in the number of subscribers using such applications. In addition, the anticipated proliferation of wireless Internet and data technologies and devices such as 3G broadband technology are also expected to contribute to increases in demand for bandwidth.

     o Increasing demand for high-bandwidth applications, largely driven by the increase in Internet traffic. There has been, and according to The Yankee Group, there will continue to be a significant growth in demand for Internet, local loop data, video services and long distance. The increase in computer power and usage, as well as the continued demand for and development of faster Internet connection speeds, are driving significant increases in communications use for Internet and data services.

     o Deregulation of the telecommunications industry, which has resulted in a proliferation of service providers. The telecommunications industry continues to experience liberalization on a global basis. Our high-bandwidth platform allows both new entrants to compete in this market and existing service providers to expand into new markets.

Business Strategy

     We believe that demand for high-bandwidth data transmission capacity from TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs will increase substantially over the next several years. The key elements of our business strategy to exploit the growing demand for bandwidth and enhanced network services are to:

     Provide high-bandwidth connectivity between, and colocation facilities in, major global population centers. The footprint of our network is designed with the input of our customers and, when complete, our combination of terrestrial and undersea fiber networks will allow us to offer our customers seamless and scalable connectivity between major population centers in North America, Europe and South America, areas in which bandwidth demand is high and is expected to grow rapidly. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network to have transpacific connectivity to Asia. In addition, we intend to extend our network to Buenos Aires through undersea and/or terrestrial routes.

     Develop and operate a technologically advanced, high-capacity, low-cost network. Our network is designed with the most advanced commercially available technology to provide the highest levels of reliability, security and flexibility demanded by our customers. Generally, construction to add to our network is commenced only after we have pre-sold sufficient strands and conduit to cover approximately 50% of our anticipated cost of that segment, thereby reducing capital risk and creating a low-cost structure relative to our competitors. In some segments we may seek a co-developer to fund a portion of the project in exchange for receiving fiber or conduit assets. In appropriate circumstances, the strategic nature of a segment may cause us to retain a higher percentage of fiber and conduit, and associated costs, for our own account. We believe that our network will have a low-cost basis relative to other telecommunications carriers for the following reasons:

     o Sophisticated network architecture based on dense wave division multiplexing ("DWDM") optics and packet switching reduces the complexity and the number of component systems that were previously required to deliver voice, Internet and data services. This simplified approach reduces our capital expenditures and operating expenses relating to billing support, program management and systems support.

     o The installation of multiple fibers per route mile and spare conduits reduces the per fiber mile cost to construct, operate and upgrade our network.

     o Some of our current ROW, licenses, permits and franchises are valuable assets that would be costly and difficult for others to procure or replicate in the future.

     o Where possible, our policy is to retain fiber assets for our own use along routes where we complete third-party construction.

     Our low-cost structure should allow us to remain price competitive with other providers of broadband communications infrastructure and Internet connectivity services while sustaining margins and providing customers a cost-effective alternative to constructing their own networks.

     Extend the reach of our network through development, swaps and acquisitions of fiber and capacity. We plan to continue to develop our network to extend its connectivity to major global population centers. For example, we have recently entered into a joint build agreement with Telewest in the United Kingdom. Further, we intend to continue to explore strategic opportunities and the use of swaps of fiber and capacity to extend the reach of our network at a low incremental cost. Our recent agreements with Telia to expand our network footprint in Europe through a fiber swap and with GlobeNet Communications Group Limited ("GlobeNet") to expand our connectivity with South America through a cable acquisition are examples of this strategy.

     Expand our marketing capabilities. We are focused on providing our network services to TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs. In North America, our customer relationships are cultivated and maintained by our direct sales force and marketing staff. We intend to expand our European sales and marketing efforts by hiring additional managers and salespeople in new regional European sales offices by the end of the year.

     Increase, in collaboration with our customers, the number of products and services that we offer, including managed bandwidth and Internet enabling products and services. We offer our customers managed bandwidth and Internet enabling products and services such as colocation facilities. We anticipate offering services such as Internet data centers, applications hosting, electronic commerce support and web hosting to meet our customers' evolving needs and capitalize on the expanding demand for new telecommunications products and services. We plan to develop an extensive range of innovative products and services which will use our state-of-the-art IP-based network infrastructure.

     Capitalize on management experience and relationships. We have assembled and will continue to build a strong management team and board of directors with communications expertise and extensive experience in network design, construction, operations and sales. Members of our board of directors and our new Chief Executive Officer, Gregory Maffei, have extensive experience in initiating, pursuing and implementing strategic alliances in communications and technology industries. In addition, Michael Dell, Chairman and Chief Executive Officer of Dell Computer Corporation, Terence Matthews, Chairman and Chief Executive Officer of Newbridge Networks Corporation, Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation, Dr. Nathan Myhrvold, former Chief Technology Officer of Microsoft Corporation, Anthony Naughtin, President and Chief Executive Officer of InterNAP Network Services Corporation, and Denis O'Brien, Jr., Chairman of Esat Telecom Group, plc, each recently agreed to join our Strategic Advisory Committee, which will advise us on network technology directions, help us develop products and services to meet the requirements of our customers and capitalize on the convergence of telecommunications and high-bandwidth applications and services.

     Pursue additional strategic alliances in network services and technology. We will pursue additional strategic alliances with communications providers that have high-bandwidth needs and are willing to offer us long-term, high capacity commitments for traffic on our network. Such strategic alliances could also allow us to combine our capabilities with those of our strategic alliance partners and thereby offer our customers additional products and services. Our investment in TeraBeam Corporation, an emerging broadband services provider and the investment in us of divine interVentures, inc. are examples of this strategy.

The Network

     Our current network will cover approximately 56,800 route miles when complete and will encompass long-haul and intra-city routes and an undersea cable between North America and Europe and an undersea cable between South America and North America. Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, IRUs or other contractual rights along diverse ROW. We intend to expand our network including bandwidth and other Internet enhancing services to provide connectivity on a global basis to meet our customers' demands and in response to our needs for connectivity for our telecommunications business.

     North America

     In North America, our network is expected to cover approximately 24,100 route miles, encompassing both long-haul and intra-city route miles by the end of 2001. We intend to further develop, swap, lease, obtain IRUs in respect of, or purchase additional long-haul route miles and intra-city rings in North America. The footprint will consist of the following:

     o a North American long-haul fiber optic network including: (1) three primary east-west routes and (2) three primary north-south routes, running along the West Coast, the Mississippi River Valley and the East Coast. Our network in North America will serve approximately 50 major population centers; and

     o a series of intra-city networks in Toronto, Vancouver, Montreal, Ottawa and Calgary, in addition to the city ring currently under construction in Seattle.

     Europe

     In Europe, our network is currently expected to cover approximately 11,100 long-haul route miles providing connectivity among approximately 35 major population centers by the end of 2001.

     The fiber we acquired via the transactions that we describe below with KPNQwest Carrier Services B.V. ("KPNQwest"), Telia AB ("Telia"), Telewest Communications Group Limited ("Telewest") and Carrier1 International GmbH ("Carrier 1") place our assets in ten European countries. The planned footprint will consist of eight rings connecting the following cities:

     o Liverpool, Manchester, Birmingham, Bristol, London, Cambridge and Sheffield;

     o    London, Paris, Strasbourg, Frankfurt, Dusseldorf, Hamburg and
          Amsterdam;

     o    Hamburg, Kolding and Copenhagen;

     o    Copenhagen, Stockholm and Oslo;

     o    Frankfurt, Stuttgart, Munich, Dresden, Berlin, Hamburg and Cologne;

     o    Stuttgart, Zurich, Milan, Turin, Marseilles, Lyon, Geneva, Basel and
          Kehl;

     o    Paris, Lyon, Toulouse and Bordeaux; and

     o Lyon, Marseilles, Barcelona, Valencia, Madrid, Bilbao, Bordeaux and Toulouse.

          These routes will be acquired through the following agreements:

     o KPNQwest. In March 2000, we signed an agreement with KPNQwest, under which we will purchase for a twenty-year period an IRU for approximately 4,500 route miles of multiple fiber strands on KPNQwest's Southern European network covering 25 population centers. The agreement contemplates that KPNQwest will deliver the fibers to us in segments and rings starting in the third quarter of 2000, with a final delivery date in the fourth quarter of 2001. In addition, KPNQwest will provide us with colocation and maintenance services. Also in March 2000, we signed an agreement with KPNQwest Atlantic Limited under which KPNQwest Atlantic will purchase for a twenty-year period an IRU for capacity on our network between New York City and London. We will deliver this capacity over a two-year period starting in March 2001.

     o Telia. In December 1999, we signed a contract with Telia under which we will swap for a twenty-year period an IRU for multiple fiber strands on part of our North American network in exchange for an IRU for approximately 4,000 route miles of multiple fiber strands of Telia's European network covering Germany, France, the United Kingdom, the Netherlands, Denmark, Sweden and Norway. The contract contemplates that we will deliver fibers to Telia by the end of the first quarter of 2001 and Telia will deliver the fibers to us by the end of the fourth quarter of 2000. In addition, we will provide each other with colocation services, regeneration sites, points of presence in main cities and operations and maintenance services.

     o Telewest. In December 1999, we signed a co-development agreement with Telewest to provide us with multiple conduits on an approximate 736 route mile ring network which will connect Liverpool to London via Manchester, Birmingham and Bristol and via Sheffield and Cambridge. In addition, we have an option to require Telewest to provide access to existing dark fiber on two diverse routes connecting Liverpool to London on a backup network with common regeneration sites if the co-development assets are not delivered on schedule.

     o Carrier1. In the second quarter of 2000, we signed contracts with Carrier1 enabling us to order wholesale capacity on their network connecting London to 18 major population centers beginning March 1, 2001. In addition, we swapped dark fiber on the Telewest ring for dark fiber on Carrier1's German ring. Furthermore, Carrier1 has also signed a capacity purchase agreement with us to acquire bandwidth on the 360atlantic cable and additional terrestrial backhaul in North America.


Undersea Cables

     360atlantic. Our 7,600 route mile undersea cable between North America and Europe cable project will have the capacity to be a 1.92 tbps, self-healing ring that will connect landing sites in Boston, Halifax, Dublin and Liverpool and to major gateway cities in Europe and North America, including London and New York. In June 1999, we entered into a turnkey supply agreement with Tyco Submarine Systems Ltd. ("Tyco") whereby Tyco will serve as the primary contractor for 360atlantic, taking responsibility for the design, construction, installation and testing of the cable. Tyco is a leading supplier of undersea communications systems and services to various projects around the world. 360atlantic's self-healing ring design will have a capacity of 1.92 tbps on each segment using 4 fiber pair with state-of-the-art, 48-wavelength technology on each fiber pair. Tyco is required to complete and deliver our 360atlantic undersea cable by the first quarter of 2001.

     360americas. The planned 14,000 route mile undersea cable between South America and North America we will acquire with the acquisition of GlobeNet will have the capacity to be a 1.28 tbps, self-healing ring that will be able to offer city-to-city connectivity between 6 major population centers in Brazil, Venezuela, Bermuda and the United States. Alcatel Submarine Networks Inc. ("Alcatel") will serve as the primary contractor for 360americas on a turnkey basis, taking responsibility for the design, construction and installation of the cable. Alcatel is a global leader in the construction and installation of undersea fiber optic cables. Alcatel is expected to complete and deliver the undersea portion of the 360americas cable by the end of the second quarter of 2001.

     The acquisition of GlobeNet was approved by GlobeNet shareholders on May 2000, and the transaction is expected to close in June 2000.

Future Expansion

     We believe that there may be opportunities in North America, Europe and South America to further develop our network. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network, including transpacific connectivity to Asia.

Network Development Plan

     We expect to complete the development of our currently planned network in 2001. Although the following table summarizes our current plans for completing the terrestrial network, the segments, actual route miles, scheduled completion dates, major population centers connected and proposed participants/co-developers/swaps/joint ventures listed below may change due to market and other circumstances, some of which may be beyond our control:

     North America

                            Completed
                              Route
                           Miles as of    Scheduled
            Estimated      December 31,   Completion      Major Population
Segment     Route Miles       1999           Date         Centers Connected
-------     -----------    ------------   ----------      ----------------------

Ledcor
Build:        5,068          5,068      Complete          Vancouver, Edmonton,
                                                          Calgary, Winnipeg,
                                                          Minneapolis, Chicago,
                                                          Toronto and Detroit
Canada
Build:        2,050          1,243      Fourth Quarter    Edmonton, Winnipeg and
                                        2000              Toronto
West Coast
Build:        4,102          1,286      Fourth Quarter    Edmonton, Vancouver,
                                        2000              Seattle,
                                                          Portland, Sacramento,
                                                          Los Angeles, San Diego,
                                                          Phoenix and San Antonio
Northeast
Build:        3,314          1,611      Fourth Quarter    New York, Boston, Buffalo,
                                        2000              Albany, Detroit, Toronto,
                                                          Montreal, Quebec City
                                                          and Halifax

East Coast
Build:        4,784          2,601      First Quarter     New York, Washington DC,
                                        2001              Atlanta, Jacksonville,
                                                          Memphis, Miami and
                                                          New Orleans

Central
Build:        1,120             --      Fourth Quarter    Chicago and New Orleans
                                        2000

Mid-
America       3,162            408      First Quarter     Chicago, Denver, New
Build:                                  2001              Orleans, Omaha,
                                                          Sacramento and
                                                          Salt Lake City

City Rings:     511             --      Fourth Quarter    Calgary, Montreal, Ottawa,
                                        2000              Seattle, Toronto,
                                                          Vancouver and Edmonton

             ------         ------
Total Route  24,111         12,217
Miles
             ======         ======


         Europe

                                      Scheduled
                       Estimated     Completion           Major Population
Segment               Route Miles       Date             Centers Connected
-------               ----------    ------------- ------------------------------
UK:                         736     Third         London, Liverpool and Manchester
                                    Quarter 2000
Germany:                  3,255     Second        Strasbourg, Frankfurt, Hamburg,
                                    Quarter 2001  Munich, Dusseldorf
                                                  and Stuttgart
Holland/France:           3,051     Second        Amsterdam, Paris, Marseilles
                                    Quarter 2001  and Lyon
Scandinavia:              1,628     First         Copenhagen, Stockholm and Oslo
                                    Quarter 2001



Switzerland:                708     First         Zurich, Geneva and Basel
                                    Quarter 2001
Spain/France:             1,392     Fourth        Barcelona, Valencia,
                                    Quarter 2001  Madrid, Bilbao,
                                                  Toulouse and Bordeaux
Italy:                      344     Second        Milan and Turin
                                    Quarter 2001
                         ------
Total Route Miles        11,114
                         ======


         Undersea Cables

                                        Scheduled
                       Estimated        Completion             Major Population
Segment               Route Miles         Date                 Centers Connected
-------               ----------      -------------       ------------------------------
360atlantic               7,600        First              Dublin, Liverpool, Boston and
                                       Quarter 2001       Halifax
360americas              14,000        Second             United States, Brazil,
                                       Quarter 2001       Venezuela and Bermuda
                         ------
Total Route Miles        21,600
                         ======

Colocation Facilities

     North America

     We have rights to acquire existing colocation facilities or sites in eleven cities totaling approximately 2.3 million square feet. These facilities are expected to be completed by the end of 2001. Existing tenants include major incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs") and Internet service providers ("ISPs"). We continue to explore acquiring additional existing colocation facilities in other major North American cities.

     Europe

     We are exploring opportunities to provide colocation facilities in Europe so that we will have arrangements in place in major European cities to develop and provision colocation facilities by the time we activate our network in Europe.

     Asia

     In May 2000, we agreed with an affiliate of iAdvantage, a SUNe Vision member company, to develop network colocation facilities and IP services in Asia. In connection with this colocation and bandwidth cooperation arrangement we agreed to exchange $100 million of our Subordinate Voting Shares at the initial public offering price for $100 million of iAdvantage's common shares. The agreements between us are subject to certain conditions, including execution of final documentation.


Products and Services

     We believe that our customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services on a point-to-point basis between major population centers in North America, Europe and South America. To meet our customers' requirements, we offer a wide range of services on a scalable basis, across an extensive geographic network, including:

Network services

     The services we offer include:

     Optical Channels. DWDM technology in our network allows us to sell a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand rather than the entire strand. We expect to be able to derive up to 160 individual wavelength channels at either OC-48 or OC-192 per fiber pair. A purchaser of a wavelength may install its own switching and routing equipment and has the choice of installing its own protection equipment or use optical protection supplied as part of our service. We offer the following services:

     o    transparent OC-48 and OC-192 under IRU or lease;

     o    optical ring protection; and

     o    linear routes available, with add/drop along routes available.

     Private line transmission. We offer fixed amounts of point-to-point connectivity. Our service has an advantage due to a low price point and flexible commitment levels with higher reliability than is currently available on traditional multiplexed services. We will offer these services through the sale or lease of transparent connectivity up to OC-12.

     Packet-based data services (IP Transport and ATM). We offer customers variable capacity across our network to connect multiple service locations into a single "Virtual Network" specific for each customer. Specific packet-based services include ATM and IP transport.

     Our ATM service includes:

     o    DS-3 to OC-48 interface rates;

     o    all 5 classes of ATM service; and

     o    switched virtual circuits available on customer premises.

          Our IP transport includes:

     o protocol supports including Private Network to Network Interface ("PNNI"), ATM and packet over synchronous optical network technology ("SONET");

     o    nodes in all major Internet-network access points; and

     o IP voice and modem transport and distribution, including virtual switching and compression.

     Virtual voice trunking. We offer customers voice trunking services that can be configured for sale as minutes of use. These services enable these customers to originate and terminate long distance telephone calls connecting to local exchange carriers ("LECs") with switched transport through our network. In addition, we will provide our customers service on an as needed basis with simple billing. The services we intend to offer include:

     o    DS-1 to OC-3 structured services;

     o    DS-0 switching and billing for usage;

     o    transparent local interface;

     o    SS7 signaling transport; and

     o    advanced services, including compression.

     Colocation facilities. We intend to offer customers access and interconnection to our network and services at various city points of presence along our network. We will provide them with a variety of term and space configurations ranging from secure cabinet rentals to longer term leases of cage space.

     Network Infrastructure

     Dark fiber and conduit for sale or grant of IRUs. During the pre-development and development stages of the network, we generally enter into contracts with participants for the sale, lease or grant of IRUs for dark fiber or conduit along one or more segments of the network. A typical contract for sale currently provides for a sale price of $1,500 to $3,000 per fiber mile (depending on geography and number of strands bundled together in the sale) and requires a deposit upon execution of the contract. Upon completion of the build, the participant is usually entitled to a short period of time to test the system specifications and inspect the shelters and other facilities (generally 15 to 20 days) prior to paying the balance of the purchase price. In the case of a sale, title to the fiber or conduit passes to the participant. An IRU is a long-term right of use, usually of 10 to 20 years, with an option period for the user to renew at lower rates. At the end of an IRU title may be passed to the user. The present value of the initial contract term and extensions of an IRU usually equates to the comparable sale price per fiber mile, which amount is generally paid in full at commencement of the IRU.

     Dark fiber and conduit for lease. We lease dark fiber or conduit for a term less than the period for which IRUs are typically granted. Leases are normally structured with monthly payments over the term of the lease. We generally realize a premium in lease pricing for bearing the risk that the lease will not be renewed for the balance of the life of the asset.

     Construction services supporting the development of our network. We are continuing to construct and maintain fiber optic networks for third parties on a contract basis. We focus on projects where we can retain fiber or conduit assets on routes that complement and reduce the costs of completing the network or where our construction services are connected to a sale of network capacity.

Customers

     We are focused on providing our services to TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs. Typical targeted customers include a broad range of companies, such as:

     o    long distance companies;

     o    incumbent local exchange carriers;

     o    competitive local exchange carriers;

     o    multi-service operators; and

     o    local multipoint distribution service providers.

     Customers typically buy or lease fiber optic capacity with which they develop their own communications networks or satisfy a need for redundant capacity. The network provides such customers with a low-cost alternative to building their own infrastructure or purchasing metered services from communications carriers. Our customers can buy or lease fiber optic capacity on a segmented basis or along our entire network.

Sales and Marketing

     We are building a highly motivated and experienced direct sales force and customer care organization designed to capture new customers and to increase our volume of business with existing customers. Because our target customers are other TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs, our sales and marketing departments are focused and small compared to competitors that have a broader retail strategy. Our direct sales organization consists of senior level management personnel, experienced sales representatives and sales engineers. Our sales force is made up of individuals with strong communications and technical backgrounds which allows us to meet the needs of our target customers. Direct sales tactics include direct contacts with targeted ISPs and other potential corporate accounts by our sales representatives and engineering support. In addition to helping to generate initial sales, the sales engineer is responsible for ongoing technical support and identifying new revenue opportunities with existing customers. Our sales and marketing organization is segmented geographically between North America, Europe and undersea to ensure they are able to meet the specific needs of their target customers. We believe that the relationships established by our sales team and management result in interactive exchanges that help us to design and market our products in response to the needs of our potential customers.

     We believe that our new Chief Executive Officer brings additional valuable relationships and contacts in the computer services, Internet, media and financial communities in addition to traditional communications carriers that will allow us to more easily gain access to our target customers.

     North America

     Our North American sales and marketing organization is divided into two groups to meet the specific needs of our bandwidth customers and network infrastructure customers.

     Network Services. Our strategy is to target customers who have a need for network services in areas covered by those portions of our network on which we initially will be installing transmission equipment. We market a broad and technically advanced range of network products and services. Consequently, we are developing a dedicated sales and marketing team with the necessary technical expertise.

     We commenced marketing our network services in the second quarter of 1999 to targeted customers through a number of focused direct sales methods. Our experienced sales team will qualify potential customers from their personal contacts and direct sales efforts. In addition to our direct sales efforts, we identify highly qualified prospective network customers through our network infrastructure sales and marketing efforts. We also receive referenced introductions from our suppliers when network requirements are identified while they are making customer contacts in the process of doing their business. We recently granted affiliates of PSINet Inc. ("PSINet") an indefeasible right of use for bandwidth capacity between Vancouver and Chicago, and have agreed to provide multiple dark fiber strands in eastern Canada and the northeast corridor of the United States. We recently signed a contract with Shaw Communications Inc. ("Shaw") under which Shaw will lease bandwidth on designated segments of our network between Edmonton and Toronto, and either purchase dark fiber or acquire indefeasible rights of use on other network segments for $153 million.

     Network Infrastructure. Our strategy is to market to customers on a local, regional and national basis. We market participation in infrastructure segments of our network through personal contacts and relationships with prospective customers, which consist primarily of large telecommunications companies. We believe that we are known to most of our target customer group and that we have good relations with them.

     Our current targeted customer base is comprised of approximately 200 companies. Most of our marketing and sales team have prior industry experience with these companies, including MCI WorldCom, Inc. ("MCI WorldCom"), Sprint Corporation ("Sprint"), AT&T Corp. ("AT&T"), Qwest Communications International Inc. ("Qwest") and US West. In addition, as a result of our more than ten years of experience in constructing fiber optic networks, our management also has long-standing relationships in the telecommunications industry. We are also able to identify potential participant and co-development customers that initially approach us because of our reputation and experience in the design, construction and development of fiber optic facilities.

     Europe

     Network Services. Our strategy in Europe is to target customers by specific geographic regions who have a need for network services in areas covered by those portions of our network. In Europe, we intend to build out separate sales and marketing organizations by region to enable us to address the specific market, product and regulatory needs of our customers. Initially, we intend to have regional offices in England, France, Germany and Scandinavia and will add additional offices as we expand our European network. Each sales and marketing managing director will report directly to our head of European sales and marketing who will be responsible for coordinating our European efforts with our North American and overseas teams. This structure will allow us to provide our customers seamless service from anywhere in Europe to anywhere in North America. We recently signed a contract with an affiliate of PSINet to deliver high-speed bandwidth services from New York to London.

     Undersea Cables. Our cable projects have been designed to be responsive to potential customers' concerns, including the offer of diverse routes and landing sites, protected capacity on two separate cables, seamless city-to-city availability using our extensive backhaul terrestrial network and a firm, near-term delivery date. In North America we have teams segregated by service provision type and in Europe geographically by country. We are currently developing our sales organization in the United States, Europe and South America to market and distribute capacity on our cable. In addition to our direct sales efforts, we have received referenced introductions from our suppliers.

     Our pricing strategy is to offer capacity at the lowest cost in the market to our initial customers and reflects our belief that large buyers of capacity will seek significant discounts and flexible payment terms in order to contract for purchases prior to the ready-for-service date. We are offering a program which gives initial buyers of capacity the option to make additional purchases on system upgrades, at a cost which is a significant discount to current market prices. Similarly, our proposed pricing of ongoing operations and maintenance services reflects significant volume discounts and lower prices for upgrade capacity versus the flat unit pricing traditionally offered in the marketplace.

Network Design and Infrastructure

         Our network utilizes state-of-the-art technologies based on DWDM optics and packet-switched routing. This approach greatly reduces the complexity and number of component systems that previously were required to deliver voice and data services. Our network has the following characteristics:

         Advanced Fiber Optic Cable. Our network benefits from technologically advanced fiber optic cable, including Corning E-leaf and single mode fiber that allows us to expand our DWDM system to maximize the potential of DWDM technologies.

         Dense Wave Division Multiplexing. DWDM allows for increased network capacity through the transmission of multiple waves of light over a single fiber optic strand. Our DWDM optical system electronics are installed in shelters and points-of-presence ("POPs") in carrier interconnect locations along the route. Each route includes several spans that are comprised of optical terminals at the ends of the span and a combination of optical line amplifiers, electrical signal regeneration and optical add/drop terminals to complete the path. Each system operates on a single fiber providing bi-directional transport of up to 160 channels of OC-192 (10 gbps) wavelengths. The current network plan calls for a minimum of four OC-48 channels per route, with four OC-192 channels installed in routes where we believe that there will be sufficient market demand.

         Optical Technology. Our network's optical design will enable us to upgrade installed equipment or to add new equipment to any segment of the network. Our initial optical platform will have a capacity of 32 wavelengths at
2.5 gbps or 10 gbps expandable to 160 wavelengths. We will use optical ring protection devices where a customer requires redundant services.

     ATM Core Switching and Protection. In place of the SONET equipment used by older network architectures, we have chosen to use ATM as both the protection and the switching layers to deliver services in addition to optical channels derived on the DWDM equipment. ATM core switching is a packet-based switching and transmission technology which sends various types of information, including voice, data and video, in fixed-size cells. We utilize advanced equipment by Marconi plc which enables packet-based networks to carry voice and data more efficiently and at a lower cost than traditional voice and data networks. The initial core switches have a throughput capacity of 40 gbps and network link speed of 2.5 gbps.

     The ATM packet elements use multiple optical channels connecting directly to the DWDM equipment providing meshed topology, a method of circuit protection that is more reliable than a simple ring topology. The use of the PNNI hierarchical routing protocol collects circuits into virtual paths and greatly reduces the number of channels that the ATM switch is required to restore in the event of an optical failure. This approach allows for the scalability and the restoration timeframes that are as good as, or better than, those of a traditional SONET-based architecture. Due to the nature of the ATM configuration, all of the circuits are fully protected and there are no single points of failure other than the customer connection port. This enables us to offer traditional as well as dedicated IP services with guaranteed availability in excess of 99.9% compared to the market standard of 99.7%.

     Multi-service Platform. Our multi-service operating systems allow voice, data and Internet services to be provided using a single ATM operating system. Most communications service providers in North America, South America and Europe use multiple platforms for the provision of different services, which create distinct networks and increased operating and capital costs for each service provided.

Network Operations Center

     The Network Operations Center ("NOC") is the human service connection between our customers and the technology that ultimately delivers their services. Pursuant to an agreement with Urbanlink, we have the services of a NOC in Vancouver 24 hours a day, seven days a week. We will have redundant network services through Nortel Networks Corp. until June 30, 2000. As a result of the GlobleNet acquisition, we will have an additional NOC in Bermuda that we intend to use to support the 360americas cable.

     We are in the process of building our NOC in Dublin, Ireland. Our Dublin NOC will be primarily responsible for European operations and is expected to be on line in October 2000. Each NOC will serve as a back up to the other.

     In addition to the two main NOCs in Vancouver and Dublin, we are also designing support centers in Denver to maintain North American cable operations and the 360atlantic cable. The NOCs allow us to provide the following services:

     o directing the repair efforts of cable restoration, optical and ATM system repairs and maintenance;

     o    providing network management for the optical and ATM elements;

     o    providing POP and customer record management; and

     o    providing circuitry for customer and internal circuits.

     We are using a design based on IP technology that integrates all of the alarm and monitoring of the network elements into an adaptive fabric to satisfy our service level agreements. With this technology, access to the network management layer is not restricted to the physical NOC as full operations capabilities may be located at multiple locations. This allows us to extend particular management services to our customers in a secure and reliable way.

Network Construction

     The portions of our network constructed by us are designed to maximize expandability and flexibility. Generally, at least 144 fiber optic strands will be installed on major builds throughout the network. In high demand areas, 264 fibers or more may be installed in order to meet anticipated demand as well as to enable us to swap fiber for fiber in other geographic areas both in the North American market and internationally.

     Our network installation process along railroad ROW combines traditional railroad activities and modern engineering and building techniques. Conduit and fiber on railroad ROW is generally installed with our patented railplow. The railplow reduces the time necessary to install network infrastructure on railroad ROW because it allows movement of construction crews on and off the tracks on short notice to allow trains to pass. As a result, we can construct networks on railroad ROW much more quickly and efficiently than our competitors who use traditional plow trains, which are not able to move on and off railroad tracks on short notice. Each of Ledcor and us currently owns 50% of the common shares of a holding company that owns the patent to the railplow and we have received a commitment that a royalty-free, exclusive worldwide license to use the railplow will be granted to us. In some circumstances, our ownership of this company would be subject to change and our license would become non-exclusive.

     For routes not using railroad ROW, we use tractor plows. Tractor plows are tractor-pulled plow vehicles equipped to plow trenches and install conduit. Tractor plows also may be used in some places along railroad ROW, depending on space, availability of track time and other factors. These tractor plows generally perform the same functions as railplows. Many of the skills developed in connection with the installation of fiber optic cable along railways are transferable to non-rail installations.

     If fiber or conduit must be laid across a bridge or through a tunnel, we typically place the conduit in a galvanized steel pipe that is attached to the side of the bridge or along the tunnel floor or wall. When necessary to install fiber or conduit under rivers or other obstructions, we use directional boring techniques to bore small tunnels underneath the river or obstruction and feed the conduit through the tunnel.

     After the conduit has been buried (or attached to a bridge or tunnel) and as a segment nears completion, the fiber optic cable is installed or "jetted" through the conduit. This is accomplished through the use of access boxes that are installed along the network at approximately four to five mile intervals. The access boxes also allow for the making of repairs, replacement of fiber and installation of additional fiber. The access boxes typically contain an additional loop of fiber optic cable to provide slack in the system to accommodate displacement, disruption or movement of the conduit as a result of digging or excavation activities, floods, earthquakes or other events. The presence of additional fiber optic cable reduces the risk that the cable will be cut or broken.

     We design and manufacture regeneration shelters that are installed along our network at an average of 45 mile intervals. These shelters are secure, climate- controlled structures with an individual compartment for each participant to install its optical transmission equipment and related electronics.

     The optical system electronics are installed in the shelter compartments described in the preceding paragraph. Each route includes several spans that use Optical Terminals at each end of the span and Optical Line Amplifiers, regeneration shelters and Optical Add/Drop between Optical Terminals. Each linear route includes a redundant system for reliability and maintenance. In the case of diverse parallel routes, one of the parallel routes will include a redundant system for additional reliability and system maintenance.

Rights-of-Way and Permits

     To implement our business plan successfully, we must obtain licenses and permits from third-party landowners and governmental authorities and complete particular regulatory filings to permit us to install conduit and fiber. ROW are generally non-exclusive. Where possible, we lease them under multi-year agreements with renewal options. ROW agreements and permits provide a contractual interest and do not create an interest in land. In the ordinary course of business each build requires us to either obtain, lease, cure (or condemn) ROW or design re-routes, on a daily basis. For example, to complete the Seattle-Portland segment of the West Coast Build we obtained ROW agreements and permits from more than 700 individual landowners and local authorities. Alternative ROW for some route miles must be identified, negotiated and obtained in the event that the original route cannot be secured.

     It is also possible to obtain ROW in bulk. The majority of the ROW for the Ledcor Industries construction project was obtained from two Canadian railways. In June 1999, we announced agreements with Canadian National Railway Company ("CN") and Illinois Central Railroad Company ("IC") which provide access to over 950 track miles in the United States and 2,900 track miles in Canada which we believe will substantially satisfy the ROW and permit requirements for the Central and Northeast Builds. We believe that these ROW will be valuable to us, particularly with the advantages of the railplow and the ROW's geographic location. The ROW obtained from railways may be subject to legal challenge.

     In Europe, all of our current and planned network assets have been acquired through purchases or swaps of North American fiber optic cable, so there has been no need thus far to obtain ROW in Europe. For 360atlantic we have applied for licenses with the governing authorities in each of Ireland, Canada, the United Kingdom and the United States. The licenses have been granted in the United States, Ireland and the United Kingdom. One license for which we applied in Canada has been approved and a second license application in Canada is pending. We also applied for various permits and consents for 360atlantic in Ireland, Canada, the United Kingdom and the United States. As of May 31, 2000, approximately 80% of these permits and consents have been granted and the remaining 20% are pending. While there can be no assurance that the remaining licenses, permits and consents will be granted, we do not anticipate any problems at this time.

Suppliers

     The principal components of our network are fiber optic cable and conduit. For those portions of our network that we construct ourselves, we purchase such fiber optic cable and conduit from third-party suppliers. Fiber optic cable suppliers generally require three to six months lead time for large orders, while conduit is generally available on a spot basis from numerous suppliers. Although in the past we have purchased cable from a single supplier, there are a number of alternative suppliers from whom we regularly obtain quotes which are competitive on price, delivery and specifications.

     We currently purchase the optical components from a single vendor. A number of alternative suppliers have been identified from which it would be possible to purchase the optics required to complete a new system with only minor changes to the design of the NOC. With respect to the provision of ATM switches, we have adopted a dual supplier approach.

Competition

     The telecommunications industry is extremely competitive particularly concerning price and service. It is relatively common for TSPs to be both customers and competitors. This is a concept referred to as co-opetition. Therefore, we face competition and co-opetition from existing and planned TSPs and customers on each of our planned routes. We compete primarily on the basis of price, availability, transmission quality and reliability, customer service and the location of our systems.

     We believe that our competitive advantages in North America, Europe and South America will be our ability to enable our customers to establish and maintain a strong competitive position in providing services to their end users. We believe that independence, services designed for the wholesale market and simple billing systems will enable us to gain a significant position in this market niche. We believe that our competitive advantages in providing our undersea cable include our ability to provide end-to-end connectivity between major North

American, European and South American cities and attractive pricing of capacity by initial purchasers of capacity.

     There are currently several communications companies with long distance and city ring fiber optic networks and colocation facilities in North America, Europe, South America and Asia. In North America, these include companies such as Level 3 Communications, Inc. ("Level 3"), Qwest and Williams Communications Group, Inc. ("Williams"). In Europe, these include companies such as MCI WorldCom, Global Crossing Ltd. ("Global Crossing"), Global TeleSystems Europe B.V., Viatel Inc., KPNQwest N.V., Colt Telecom Group plc, Energis plc and Carrier 1 International S.A. In South America, these companies include IMPSAT Corporation and Telemar.

     We believe that other companies are planning networks that, if constructed, could employ advanced technology similar to that of our network. These competitors, as well as traditional carriers, including AT&T, MCI WorldCom, Sprint (MCI WorldCom and Sprint have recently entered into an agreement to merge) Deutsche Telekom AG, France Telecom S.A., British Telecommunications plc, Mannesmann AG and Cable & Wireless plc, may compete directly with us for customers.

     Undersea Cables

     360atlantic. The route addressed by 360atlantic is currently served by several undersea cables. We anticipate that we will face competition primarily from new transatlantic cable systems, including:

     (i) AC-2, a transatlantic cable system which is being developed by Global Crossing;

     (ii) FLAG Atlantic, a 50/50 joint venture between Global Telesystems Inc. and Flag Telecom Holdings Ltd.;

     (iii) Level 3's linear Yellow cable project; and

     (iv) Tyco International Ltd.'s proposed transatlantic cable project.

     Three of these systems, including 360atlantic, will have fully protected ring designs. 360atlantic will be the first of the new systems to be ready for commercial service, and will be competing for clients directly with the other two new ring systems.

     360americas. We anticipate that we will face competition from the following cable systems, all of which are currently under construction:

     o Americas-2, a new carriers' consortium cable system with a scheduled ready for service date in the first half of 2000 that will connect Brazil, Venezuela, Florida and the Caribbean;

     o South American Crossing, a new self-healing ring cable system being developed by Global Crossing that will link coastal countries in South America to Global Crossing's planned Mid-Atlantic Crossing in St. Croix, U.S.V.I. and Global Crossing's planned Pan American Crossing in Ft. Amador, Panama; and

     o The SAm-I cable system, a self-healing ring cable system being developed by Telefonica Internacional S.A. and Tyco International Ltd. that will connect the United States, Guatemala, Brazil, Argentina, Chile, Peru and Colombia.

Employees

     As of May 31, 2000, we had approximately 1,600 full-time and seasonal employees. Depending upon the level of development or construction activity, we will increase or decrease our work force. Generally, non-management employees from Canada are covered by a collective bargaining agreement with the Christian Labor

Association of Contractors, which expires on February 28, 2001 and is automatically renewable unless either party gives prior notice. We believe that our work force is highly capable and motivated and that our relations with our employees are good. In connection with the construction and maintenance of our fiber optic networks, we may use third-party contractors to meet excess demand and harness local construction knowledge, some of whose employees may be represented by other unions or covered by collective bargaining agreements.

Patents

     The patent for the railplow is owned by a company which is 50% owned by Ledcor and 50% owned by us. We have a non-exclusive license in North America for the use of the railplow. Ledcor has committed to cause a worldwide exclusive license to be granted to a subsidiary of ours. This license would cease to be exclusive after a change of control of 360networks inc. See Item 13, Interest of Management in Certain Transactions, under the heading "Transactions with Ledcor--Description of reorganization and related agreements--Railplow." As we develop value-added data services we intend, when appropriate, to seek patents and other intellectual property protection on an on-going basis. We currently do not have patentable rights with respect to any value-added data services, and we cannot assure shareholders that we will in the future develop any such rights.

Regulation

     We do not believe our dark fiber offering is currently subject to extensive regulation that would have a material adverse effect on our business, financial condition, or operations. However, we are part of an industry that is highly regulated by federal, state and local governments whose actions are often subject to regulatory, judicial, or legislative modification. In addition, to the extent that any bandwidth capacity and lit fiber offerings are treated as private carriage, telecommunications services or CLEC offerings in the United States, additional federal and state regulation would apply to those offerings. Accordingly, there can be no assurance that regulations, current or future, will not have a material adverse effect on us.

United States

     Federal

     U.S. Federal regulation has a significant impact on the telecommunications industry. Federal regulations have undergone major changes in the last four years as the result of the enactment of the Telecommunications Act of 1996 (the "1996 Act") on February 8, 1996. The 1996 Act is the most comprehensive reform of the U.S. telecommunications law since the Communications Act was enacted in 1934. For example, the 1996 Act imposes a number of interconnection and access requirements on telecommunications carriers and on all local exchange carriers ("LECs"), including ILECs and CLECs.

     The different ways we intend to offer fiber optic supported services could trigger four alternative types of regulatory requirements: (1) non-communications services, (2) private carrier services, (3) telecommunications services or common carriage and (4) CLEC offerings. The law establishing these alternative regulatory requirements is often unclear, so it is impossible to predict in many instances how the Federal Communications Commission ("FCC") will classify our services. Regulations associated with each type of offering are described below.

     Non-communications Services

     The provision of dark fiber can be viewed as a non-communications service in that it is not a service, but rather the provision of a physical facility that is indistinguishable from other non-communications offerings such as constructing an office building. Many providers of dark fiber are currently operating on the assumption that they are providing unregulated facilities. Although the FCC attempted to regulate dark fiber as a common carrier service, this position was vacated by the U.S. Court of Appeals for the District of Columbia Circuit in 1994. The

FCC has not addressed the issue since that time and, thus, we believe that dark fiber is not regulated as a common carrier service at this time. However, there is no assurance that the FCC, on remand, may not take the position again that dark fiber offerings are subject to common carrier regulation.

     Private Carrier Services

     Even if some of our offerings are treated as a communications service, they could be viewed as a private carrier offering. Private carrier offerings typically entail the offering of telecommunications, but are provided to a limited class of users on the basis of individually negotiated terms and conditions that do not meet the definition of a telecommunications service under the 1996 Act. If our services are treated as private carriage, they are generally unregulated by the FCC, but would be subject to universal service payments based on the gross revenues from end users. See "Regulation--United States--Federal--Telecommunications Services--Universal Service." Private carriers may also be subject to access charges if interconnected to LECs.

     Telecommunications Services

     Some of our services, such as the provision of bandwidth capacity and lit fiber, may be treated as telecommunications services by the FCC. If some of our services are treated as telecommunications services a significant number of federal regulatory requirements will be applicable to those services.

     The law essentially defines telecommunications carriers to include entities offering telecommunications services for a fee directly to the public or to classes of users so as to be effectively available directly to the public, regardless of the facilities used. "Telecommunications" is defined as the transmission, between or among points specified by the user, of information of the user's choosing, without change in the form or content of the information as sent and received. For the reasons stated above regarding our belief that we are not a common carrier, we also believe that we are not a telecommunications carrier concerning our dark fiber offerings. The FCC has ruled that the term "telecommunications carrier" is the same as the definition of common carrier and, therefore, a company providing fiber facilities on an individualized and selective basis, as we propose, is probably not a telecommunications carrier. A decision to this effect has been appealed to federal court. A decision on this appeal reversing or remanding the FCC's conclusion could require that our services be treated as common carriage. Some railroad, power and telecommunications associations--none of which are affiliated with us--have petitioned the FCC to clarify the status of fiber providers in this regard. The FCC's pending court remand, described above, might also address the application of these requirements to us. If the FCC decides that these companies are telecommunications carriers, we would be subject to some regulatory requirements which may impose substantial administrative and other burdens on us.

     If the FCC finds some of our services to be a telecommunications service, we may be regulated as a non-dominant common carrier. The FCC imposes regulations on common carriers such as the Regional Bell Operating Companies ("RBOCs") that have some degree of market power ("dominant carriers"). The FCC imposes less regulation on common carriers without market power ("non-dominant carriers"). Under the FCC's rules, we would be a non-dominant carrier and as such do not need authorization to provide domestic services and can file tariffs on one day's notice. The FCC requires common carriers to obtain an authorization to construct and operate telecommunication facilities and to provide or resell telecommunications services, between the United States and international points.

     General Obligations of All Telecommunications Carriers. To the extent that any of our offerings are treated as telecommunications services, we would be subject to a number of general regulations at the federal level that apply to all telecommunications carriers, including the obligation not to charge unreasonable rates or engage in unreasonable practices, the obligation to not unreasonably discriminate in our service offerings, the need to tariff our services, the potential obligation to allow resale of our services in certain circumstances and the fact that third parties may file complaints against us at the FCC for violations of the Communications Act of 1934 or the FCC's regulations. Certain statistical reporting requirements may also apply. In addition, FCC rules require that telecommunications carriers contribute to universal service support mechanisms, the Telecommunications Relay Service fund, the number portability fund and the North American Number Plan Administrator fund.

     Interconnection Obligations of All Telecommunications Carriers. All telecommunications carriers have the basic duty to interconnect, either directly or indirectly, with the facilities of other telecommunications carriers. This is the minimum level of interconnection required and is generally viewed to impose only minimal requirements as compared with the interconnection obligations imposed on ILECs and CLECs described in the next section. All telecommunications carriers must also ensure that they do not install network features, functions or capabilities that do not comply with guidelines and standards established by the FCC to implement requirements to ensure accessibility for individuals with disabilities and to regulations designed to promote interconnectivity of networks. These regulations could be burdensome or expensive and could adversely affect us. The FCC adopted regulations recently that clarify these statutory requirements.

     If the FCC takes the position that some or all of our fiber offerings are subject to common carrier regulation, we nonetheless believe that we could provide facilities in the United States. To do so we would be obligated to obtain Section 214 authorization to provide fiber between Canada and the United States and to disclose, among other things, the extent to which we are owned or controlled by non-U.S. entities. However, FCC policy permits 100 percent direct or indirect non-U.S. investment in common carriers that do not hold radio licenses. Thus, we believe that we could obtain Section 214 authority to provide international common carrier services despite our foreign ownership. Nevertheless, compliance with these regulatory requirements may impose additional administrative and other burdens on us that could have a material adverse effect on our business, financial condition or operations.

     Tariffs and Pricing Requirements. In October 1996, the FCC adopted an order in which it eliminated the requirements that non-dominant interstate interexchange carriers ("IXCs") maintain tariffs on file with the FCC for domestic interstate services. The order does not apply to the switched and special access services of the RBOCs or other LECs. The FCC order was issued pursuant to authority granted to the FCC in the 1996 Act to "forbear" from regulating any telecommunications services provider under particular circumstances. After a nine-month transition period, relationships between interstate carriers and their customers would be set by contract. At that point, long distance companies would be prohibited from filing tariffs with the FCC for interstate, domestic, interexchange services. Carriers have the option to immediately cease filing tariffs. Several parties filed notices for reconsideration of the FCC order and other parties have appealed the decision. The United States Court of Appeals for the District of Columbia Circuit has recently upheld that decision, but further appeals challenging the FCC's order may be filed. A requirement to file tariffs could lead to regulation of our offerings at the federal level, although the FCC's regulation of non-dominant carriers' tariff filings has been minimal as of May 31, 2000. Competitive access providers do not have to file tariffs for their exchange access services, but may if they choose to do so.

     As a result of the FCC order, telecommunications carriers are no longer able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The FCC has required that by January 31, 2001 non-dominant IXCs post their rates, terms and conditions for all their interstate, domestic services on their Internet web sites if they have one. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934. Tariffs also allowed a carrier to limit its liability to its customers, including in connection with service interruptions. With the elimination of tariffs, we may become subject to liability risks that we would have been able to limit through tariff filings, and there can be no assurance that potential liabilities will not have a material adverse effect on our results of operations and financial condition and ability to meet our obligations under the notes. In addition, we must obtain prior FCC authorization for installation and operation of international facilities and the provision (including resale) of international long distance services. We are considering whether to file tariffs for these services and would have to file tariffs to the extent our international services are treated as telecommunications services. There has been no proposal to detariff international services.

     With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to some customers without also lowering charges for the same service to all similarly situated customers in the same geographic area, including those whose telecommunications requirements would not justify the use of the lower prices. The FCC in 1999, however, modified this constraint on the ILECs when they face specified levels of competition, which permits them to offer special rate packages to some customers, as it has done in few cases, and other forms of rate flexibility. The rules contemplate an increasing level of flexibility on a city-by-city basis as competitors have facilities in place to compete for local exchange services in those markets. Once such facilities attain 50% coverage the rules contemplate only minimal regulation of carrier access offerings.

     Customer Proprietary Network Information. In February 1998, the FCC adopted rules implementing Section 222 of the Communications Act of 1934, which governs the use of customer proprietary network information by telecommunications carriers. Customer proprietary network information generally includes any information regarding a subscriber's use of a telecommunications service, where it is obtained by a carrier solely by virtue of the carrier- customer relationship. Customer proprietary network information does not include a subscriber's name, telephone number and address, if that information is published or accepted for publication in any directory format. Under the FCC's rules, a carrier may only use a customer's proprietary network information to market a service that is "necessary to, or used in," the provision of a service that the carrier already provides to the customer, unless it receives the customer's prior oral or written consent to use that information to market other services. The Court of Appeals for the Tenth Circuit recently invalidated the FCC's rules with respect to how a carrier must obtain customer authorization for the use of customer proprietary network information. The FCC is expected to further challenge this court decision. In addition, the FCC recently relaxed a number of the requirements it originally adopted, which gives some flexibility to carriers on how to comply with these rules. These rules, either as adopted or as modified, may impede our ability to effectively market integrated packages of services and to expand existing customers' use of our services.

     Universal Service. On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and certain information services provided to qualifying schools and libraries and for services provided to rural health care providers. The FCC also expanded or revised the federal subsidies for local exchange telephony services provided to low-income consumers and consumers in high-cost areas. Providers of interstate telecommunications services, as well as certain other entities, such as private carriers offering excess capacity to end user customers, must pay for these programs. Our share of these federal subsidy funds would be calculated based on end-user revenues. The schools and libraries and rural health care support mechanisms are assessed against interstate, international and intrastate end-user revenues. Currently, the FCC is calculating assessments based on the prior year's revenues and has recently increased the size of the schools and libraries fund by 50 percent. Assuming that the FCC continues to calculate contributions based on the prior year's revenues, we believe that we will not be liable for subsidy payments in any material amount during 2000 because we had no significant end-user revenues in 1999. With respect to subsequent years, however, we are currently unable to quantify the amount of subsidy payments that we will be required to make or the effect that these required payments will have on our financial condition. In the May 8th order, the FCC also announced that it would revise its rules for subsidizing service provided to consumers in high-cost areas. The FCC has recently adopted the cost model which it will use to determine the subsidies needed for high-cost areas. The FCC also established the mechanism effective January 1, 2000 to determine the level of high cost support non-rural carriers will receive. This decision is expected to increase the fund by only a modest amount. In addition, the Court of Appeals for the Fifth Circuit recently affirmed the FCC's universal service program in large part, except that contributions must be based entirely on interstate and international services of interstate carriers (except for carriers providing predominately international services). This decision could substantially affect the level of contributions depending on the jurisdictional nature of the services provided by a carrier. Several petitions for administrative reconsideration of the original FCC order are pending.

     CALEA. We might incur significant expenses to assure that our networks comply with the requirements of the Communications Assistance for Law Enforcement Act ("CALEA"). Under CALEA, telecommunications carriers are required to: (1) provide law enforcement officials with call content and call identifying information pursuant to a valid electronic surveillance warrant ("assistance capability requirements") and (2) reserve a sufficient number of circuits for use by law enforcement officials in executing court authorized electronic surveillance ("capability requirements"). To the extent that we provide facilities-based services, we may incur costs in meeting both of these requirements. In particular, regarding the assistance capability requirements, the government is only required to compensate carriers for the costs of making equipment installed or deployed before January 1, 1995 CALEA complaint. While the telecommunications industry is attempting to negotiate legislative and administrative changes to this reimbursement cut-off date, as it stands today, we will be financially responsible for ensuring that our post-1995 equipment is in compliance. Regarding the capacity requirements, the government will finance any necessary increases in capacity for equipment installed or deployed prior to September 8, 1998, and we are responsible for paying for any necessary increases in capacity for equipment installed or deployed after that date.

     Wiring in Multi-tenant Buildings. The FCC recently instituted a proceeding that could impose obligations on telecommunication carriers' obligation to provide access to competitors or customers to their wiring located in multi-tenant residential and business buildings. It is unknown at this time how the FCC will rule in this proceeding so it is impossible to evaluate its impact on our operations.

Competitive Local Exchange Carriers Offerings

     It is unclear whether we would be viewed as a CLEC with respect to the provision of some of our services. A CLEC is defined as a provider of telephone exchange service, which is an interconnected service of the character ordinarily furnished by a single exchange, covered by the local exchange charge, or comparable service provided through a system of switches, transmission equipment, or other facilities, or combination thereof, by which a subscriber can originate and terminate a telecommunications service. The full parameters of what carriers are classified as a CLEC have never been fully defined by the FCC. We do not intend to operate as a CLEC. However, the FCC may disagree with this position. If we are classified as a CLEC, obligations described below that are applicable to CLECs would apply.

     Interconnection Obligations. The 1996 Act is intended to increase competition. The act opens the local services market by requiring ILECs and CLECs, including us to the extent we are treated as a common carrier providing local exchange service, to permit interconnection to their networks and establishing obligations with respect to:

     Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements. The prices charged by ILECs for terminating calls originated on a CLEC's network must be based on a reasonable approximation of additional cost or through mutual exchange of traffic without explicit payment.

     Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer all retail telecommunications services to other carriers for resale at discounted rates, based on the costs avoided by the ILEC in the offering.

     Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment on the ILEC's premises must be offered, except where an ILEC can demonstrate space limitations or other technical impediments to collocation.

     Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including network facilities, features, functions and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). In response to the Supreme Court's decision in AT&T v. Iowa Utilities Board that required the FCC to reconsider which elements should be unbundled, the FCC has adopted an order on remand that affirms its original decision in all significant respects.

     Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one LEC to another.

     Dialing Parity. Requires all ILECs and CLECs to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing with no unreasonable dialing delays. They must also provide dialing parity for inter-local access and transport area ("LATA") services and for intra-LATA toll services. LECs are required to implement dialing parity for intra-LATA toll services during 1999.

     Access to ROW. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and ROW at reasonable and nondiscriminatory rates, terms and conditions.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

     In August 1996, the FCC released a decision (the "Interconnection Decision") establishing rules implementing the 1996 Act requirements that ILECs negotiate interconnection agreements and providing guidelines for review of these agreements by state public utilities commissions. On July 18, 1997, the Eighth Circuit vacated particular portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules. The Supreme Court has reversed the Eighth Circuit's decision on the pricing and "pick and choose" rules. The Eighth Circuit recently issued its mandate to implement the Supreme Court's decision and established procedures for deciding the remaining issues on appeal that were not addressed by the Eighth Circuit or the Supreme Court. These regulations impose added obligations on potential competitors of the company that we would not have to comply with if we were not classified as a CLEC. To the extent that the FCC changes these regulations to be less burdensome, we could face added competition from these companies in the provision of our own services that could adversely affect us. To the extent that carriers may obtain low-priced access to CLEC and ILEC networks, this could reduce the demand for our fiber services. Changes to these interconnection obligations that reduce the interconnection obligations of our competitors could also adversely affect our business.

     In addition, the FCC has the responsibility under the 1996 Act to determine what elements of an ILEC's network must be provided to competitors on an unbundled basis. In August 1999, the FCC required fiber to be offered as an unbundled element. In addition, the FCC had previously allowed state commissions to establish additional unbundling requirements, and some states have required that ILECs unbundle fiber. These decisions to unbundle fiber may decrease the demand for our offerings.

     Other Federal Communications Requirements. CLECs are also subject to other FCC filing requirements. Compliance with these obligations, individually and in the aggregate, may cause us to incur substantial expenses. There can be no assurance that these expenses will not have a material adverse effect upon our results of operations and financial condition and our ability to meet our obligations under the notes. CLECs may, but are not required to, file tariffs for their interstate access services and these rates are regulated as previously described for non-dominant carriers. See "Regulation--United States--Federal--Telecommunications Services--Tariffs and Pricing Requirements." However, the FCC recently issued a Notice of Proposed Rulemaking asking whether it should regulate the terminating access changes of such providers.

     To the extent we provide interexchange telecommunications service, we are required to pay access charges to ILECs when we use the facilities of those companies to originate or terminate interexchange calls. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs or non-CLECs are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable and not unreasonably discriminatory. With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to some customers without also lowering charges for the same service to all similarly situated customers in the same geographic area. The FCC recently, however, modified this constraint on the ILECs when specified levels of competition from local exchange providers occur and permitted them to offer special rate packages to some customers, as it has done in a few cases, as well as permitted other forms of rate flexibility. The rules contemplate an increasing level of flexibility on a city-by-city basis as competitors have facilities in place to compete for local exchange services in those markets. Once such facilities attain 50% coverage, the rules contemplate only minimal regulation of carrier access offerings. In two orders released on December 24, 1996 and May 16, 1997, the FCC made major changes in the interstate access charge structure. The FCC removed restrictions on ILECs' ability to lower access charges and relaxed the regulation of new switched access services in those markets where there are other providers of access services. The May 16th order increased the costs that price cap LECs recover through monthly, non-traffic sensitive access charges and decreased reliance on traffic-sensitive charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that may grant price cap LECs increased pricing flexibility if the ILEC demonstrates that it faces increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material adverse effect on our ability to compete in providing interstate access services. On appeal, the court upheld the FCC's May 16th order in a decision issued on August 19, 1998.

     Under the 1996 Act, RBOCs are currently prohibited from providing inter-LATA telecommunication services until they can demonstrate that they have opened their local markets to competition. Bell Atlantic in New York received such approval in December 1999. RBOCs are reported to have made substantial progress in achieving compliance with the requirements for such approvals and one or more RBOCs may receive inter-LATA approval in some states within the next year. In anticipation of receiving inter-LATA approval, some RBOCs have made investment in fiber providers that compete with us, e.g., Qwest and Williams. If regulators grant widespread inter-LATA approvals, we could be adversely affected through added competition because of these regulatory approvals.

     Reciprocal Compensation. All ILECs and CLECs must complete calls originated by other carriers under reciprocal compensation arrangements. That is, the LEC terminating a local call is entitled to payment from the LEC originating a call. Charges assessed by the ILECs for terminating calls originated on a CLEC's network must be based on a reasonable approximation of additional cost or through mutual exchange of traffic without explicit payment. The FCC determined that Internet traffic is interstate in nature, not local, and has initiated a proceeding to determine appropriate carrier-to-carrier compensation. At the same time, the FCC declined to overturn a multitude of state decisions requiring ILECs to pay CLECs compensation for delivering Internet traffic to ISPs. A federal court has recently remanded that decision to the FCC on the grounds that it did not adequately justify its decision.

Regulation of Cable

     The FCC has the responsibility under the Act Relating to the Landing and Operation of Submarine Cables in the United States, 47 U.S.C. ss.ss.34-39 ("Cable Landing Act"), to issue licenses for the landing and opera-tion of submarine cables in the United States. The FCC routinely grants cable landing licenses to applicants, similar to us, from WTO Member countries subject to U.S. State Department approval. However, applicants must disclose the extent to which they are owned or controlled by non-U.S. entities. Although the FCC retains the right to restrict foreign ownership of cable landing licenses that raise national security concerns, it has not yet done so. We already hold one submarine cable landing license and believe that the FCC is unlikely to restrict our ownership of additional cable landing licenses despite our foreign ownership. Nevertheless, there can be no assurance that the FCC would not deny, or condition, any application by us to provide common carrier services. No later than 90 days prior to construction of the cable, however, applicants for cable landing licenses must also provide ownership information with respect to the cable landing station. The FCC may restrict non-U.S. ownership of cable landing stations to protect the national security of the United States. The construction of new submarine cable systems is categorically excluded from environmental processing rules.

     State

     The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. In addition, under current FCC policies, any dedicated transmission service or facility that is used more than 10% of the time for interstate or foreign communication is generally subject to FCC jurisdiction rather than state regulation.

     Despite these prohibitions and limitations, telecommunications services are subject to various state regulations. Among other things, the states may:

     o    require the certification of TSPs,

     o regulate the rates of intrastate offerings and the terms and conditions of both intrastate and certain interstate service offerings, and

     o adopt regulations necessary to preserve universal service, ensure the continued quality of communications services, safeguard the rights of consumers and protect public safety and welfare. Accordingly, state involvement in telecommunications services may be substantial.

     In addition, state law may not recognize "private carriage" and, therefore, even if certain of our offerings are treated as "private carriage" at the federal level, they may be regulated as telecommunications or common carrier services at the state level. At present, we, through various subsidiaries, have tariffs on file with, and/or have obtained various certificates of operating authority from, approximately 25 states that were necessary under state laws to gain authorizations needed to operate as a carrier or to construct fiber facilities in those states, even though we do not operate as a common carrier. Those tariffs provide that prices, terms and conditions of an offering will be set based upon individual determinations for each customer. These tariffs may be subject to challenge, but usually are not challenged. None of our tariffs has been changed as of May 31, 2000. Various state regulators may attempt to regulate our rates or practices, but, generally, state regulators do not actively regulate the offerings of non-dominant carriers such as us.

     The state regulatory environment varies substantially from state to state. For example, our pricing flexibility for products or services which are intrastate in nature may be limited by regulation in some jurisdictions. In addition, in arbitrating interconnection agreements under the 1996 Act between ILECs and their potential competitors, some state commissions have considered whether fiber should be an unbundled network element. The New York Public Service Commission determined that it would not require NYNEX Corporation to provide fiber as an unbundled network element. State commissions in Florida, Maryland, North Carolina and Virginia have either refused to require the ILECs to offer fiber to competitors or have stated that the issue would be addressed at a later time. On the other hand, state commissions in Illinois, Massachusetts, Arizona, Georgia, Minnesota, Ohio, Oregon and Tennessee have found fiber to be a network element and required the ILECs to offer it on an unbundled basis to CLECs. There can be no assurance that these requirements, and the associated pricing methodologies, where applicable, will not reduce the demand for our offerings.

     Local

     In addition to federal and state laws, local governments exercise legal authority that may affect our business. For example, some local governments retain the ability to license public ROW, subject, however, to the federal limitation that local authorities may not prohibit entities from entering the telecommunications market. Compliance with local requirements may delay and increase the costs of our use of public ROW. Accordingly, these requirements could impose substantial burdens on us.

     Canada

     We offer bandwidth services to our customers in Canada through resale arrangements. Under these resale arrangements, we obtain the use of transmission facilities on a non-exclusive, contractual basis from Urbanlink and then offer bandwidth services to our customers through the subsequent sale or lease, on a commercial basis, of these contracted facilities. As a reseller, we are not generally subject to the regulatory requirements of the Telecommunications Act (Canada). However, there can be no assurance that the regulation of resellers in Canada may not become more extensive in the future. In addition, while we believe that our operations as a reseller in Canada fully comply with Canadian law, there can be no assurance that a future determination of the Canadian Radio-television and Telecommunications Commission ("CRTC") or events beyond our control will not result in a change in our status or affect our ability to offer services in Canada.

     The CRTC is considering reform of the current contribution regime. The CRTC's contribution regime was originally established in 1992 as a means of ensuring that rates for local residential telephone service remain affordable. Under the regime, providers of certain types of long distance voice and data services are required to pay a subsidy or "contribution" on each minute of traffic that is originated or terminated on local switched telephone networks or on cross-border or overseas access circuits. These contribution payments are pooled within each ILEC territory and are paid out to ILECs and CLECs serving residential local customers, based on the number of residential network access services they serve and the level of the subsidy available in the rate band being served. On March 1, 1999, the CRTC initiated a proceeding to consider possible reforms to the current contribution mechanism. In the public notice that initiated the proceeding, the CRTC invited interested parties to submit proposals on other mechanisms which could be used to collect contribution. Although this public notice proceeding is not yet closed, some parties in the proceeding have advocated that the current contribution regime should be converted into a revenue-based regime under which contribution would be paid on a percentage of a TSP's revenues (regardless of the types of services offered by the service provider), rather than on certain types of telecommunications traffic.

     We do not believe that the majority of our activities in Canada are subject to the requirement to pay contribution under the current contribution regime. However, given that the current contribution regime is under review by the CRTC, there can be no assurance that we would be exempt from the requirement to pay contribution in the future, particularly if the CRTC decides to adopt a revenue-based regime.

Restrictions on Foreign Ownership

     Under the Canadian ownership provisions of the Telecommunications Act, a "telecommunications common carrier" is not eligible to operate in Canada unless it is owned and controlled by Canadians. Furthermore, no more than 20% of the members of the board of directors of a telecommunications common carrier may be non-Canadian and no more than 20% of the voting shares of a telecommunications common carrier may be beneficially owned by non-Canadians. In addition, no more than 331/3% of the voting shares of a non-operating parent corporation of a telecommunications common carrier may be beneficially owned or controlled by non-Canadians and neither the telecommunications common carrier nor its parent may be otherwise controlled in fact by non-Canadians.

     Although we believe that our activities in Canada, including the Canadian telecommunications arrangement, comply with the foreign ownership provisions of the Telecommunications Act, there can be no assurance that a future CRTC determination or events beyond our control will not result in our being required to comply with the ownership provisions of the Telecommunications Act.

International Traffic

     On October 1, 1998, the CRTC issued Telecom Decision CRTC 98-17 ("Decision 98-17") which established a framework for competition in Canada's international telecommunications services market to coincide with the Government of Canada's decision to terminate the monopoly of Teleglobe Canada Inc. over telecommunications facilities linking Canada to overseas destinations. In that decision, the CRTC determined that a party acquiring an IRU interest in an international submarine cable would not necessarily fall within the definition of a telecommunications common carrier. As a result, acquirers of IRUs in international submarine cables need not be Canadian-owned and controlled. We believe that this determination by the CRTC will create greater opportunities for foreign owned TSPs to purchase IRUs and other types of wholesale bandwidth capacity in the Canadian portion of our network. However, given the fact that the CRTC's findings in Decision 98-17 were limited to IRU interests held in international submarine cables, as well as the fact that IRU arrangements can involve various degrees of ownership and control over fiber facilities, there can be no assurance that holders of IRUs acquired in domestic fiber facilities, including those obtained by us from Urbanlink, would be exempt from the Canadian ownership provisions contained in the Telecommunications Act.

     In addition to determining the status of IRUs under the Telecommunications Act, the CRTC made a determination in Decision 98-17 to eliminate Canada's "bypass" rules, which had prohibited the routing of Canada-Canada and Canada-overseas traffic through the United States. Effective October 1, 1998, TSPs and users in Canada may route basic telecommunications traffic which either originates or terminates in Canada through the United States. Given the fact that a decision to bypass Canadian network facilities may be based on a variety of factors, including, but not limited to, cost, technology, traffic patterns and the availability of suitable facilities, there is a risk that prospective customers for our bandwidth services in Canada may choose to purchase, lease or obtain IRUs in dark or lit fiber in the United States rather than in Canada. There can be no assurance that we will be able to attract and retain a sufficient number of customers for the Canadian portions of our bandwidth services in Canada, which could have a material adverse effect on our business, financial condition and results of operations.

     On September 18, 1998, the Stentor alliance announced that, while it will continue to coordinate national network management for the regionally based ILECs, it will cease other joint initiatives in national product development, marketing and other areas. We believe that the restructuring of the Stentor alliance, the launch by Bell Canada of its national telecommunications company, the merger of BC TELECOM Inc. and TELUS to create BCT.Telus and the merger of ILECs in Atlantic Canada to create Aliant will create increased opportunities for us in the Canadian carrier market as the ILECs expand beyond their traditional serving territories.

CRTC Proceedings

     On March 19, 1999, Urbanlink's predecessor filed an application with the CRTC seeking orders under the Telecommunications Act which would permit Urbanlink's predecessor to continue to have access to street crossings and other municipal properties in the City of Vancouver for the purpose of constructing, testing and operating Urbanlink's network facilities within that city. In an answer to that application, the City of Vancouver took the position that Urbanlink's predecessor was not eligible to apply to the CRTC for relief under the Telecommunications Act. On the same day, the City filed an application with the CRTC requesting orders which would permit some of the carriers that have obtained indefeasible rights of use from Urbanlink's predecessor to continue to construct, operate and maintain those facilities on a zero rate, interim basis until the CRTC has made a determination on the appropriate terms, conditions and compensation that should be payable to the City for the use of municipal property. In a ruling issued on October 27, 1999, the CRTC granted the City's request for an interim order directing each of the carriers that obtained indefeasible rights of use from Urbanlink's predecessor to pay the City $1.00 for the right to access the City's municipal property during the period of time before the CRTC makes a determination for the appropriate terms, conditions and compensation that should be payable to the City for the use of municipal property. On December 3, 1999, the CRTC issued a public notice which invited interested parties to comment on what the terms and conditions of access by Canadian carriers to municipal property in Vancouver should be for the purposes of constructing, maintaining and operating transmission lines. We anticipate that the CRTC will render a decision on the March 19, 1999 application of Urbanlink's predecessor against the City at the same time that it renders a decision on the matters raised by its public notice proceeding. Failure to obtain the orders requested by Urbanlink's predecessor in its initial application to the CRTC could result in increased costs to us which could have a material adverse effect on our business, financial condition and results of operations.

     In a related matter, the City of Vancouver has served Telus, a conduit provider to Urbanlink, with notices to terminate, effective December 31, 2000, most existing agreements between Telus and the City for access to street crossings and other municipal property. The City has stated that this will allow an opportunity for meaningful negotiation based on the terms and conditions that the CRTC ultimately prescribes for access to municipal property. We currently have IRUs in Urbanlink facilities that are placed in the Telus conduit in the City of Vancouver. The results of any such negotiations could lead to increased maintenance and operation charges to us by Urbanlink. If our continued access to this conduit is jeopardized, our ability to operate our Vancouver network may be impaired and our business could be adversely affected.

     European Union

     Regulations of telecommunications in the European Union ("EU") (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom) is subject to the requirements of European Union Law. Apart from general antitrust rules, the relevant European Union law mainly consists of directives adopted by the European Council and the European Commission (pursuant to the Treaty of Rome), which are addressed to, and are binding on, the member states of the European Union, and which require implementation in the national laws of those states. These directives are intended to establish harmonized core regulatory requirements across the European Union. They do not, however, cover every aspect of telecommunications regulation. In addition, in some cases they give a choice of different options to the member countries, or are limited to giving general principles, the detailed implementation of which must be established by the relevant national legislation.

     European Union law requires that many of the rules concerning licensing, interconnection, retail service and technical issues should have substantially the same effect in all member countries. However, due to the permitted discretion as to how EU rules are given effect within national boundaries, and/or due to ambiguity in the EU rules giving rise to different interpretations and/or due to failure by member states to properly implement such rules by the required deadline or correctly, there are often important differences in the applicable rules between member states. Private parties may, in reliance on European Union Directives, be able to bring actions in their national courts against national laws or regulations which fail to properly implement EU Directives but legal proceedings are costly and take a long time. The European Commission may bring actions in the European Court of Justice against the member states for failure to implement EU legislation properly, but such action may also take a long time, and the European Commission does not always take such action or only takes such action after a considerable delay. In consequence, for practical purposes, there may be significant differences between the rules applying in different member states, even where European Law is intended to introduce rules which are similar in effect.

     A Commission Directive known as the Full Competition Directive required all member states except those with express derogations (Greece, Ireland, Luxembourg, Portugal and Spain) to permit competition in all telecommunications services by removing restrictions on the provision of telecommunications services and telecommunications infrastructure by January 1, 1998.

     A directive known as the Licensing Directive establishes a framework for the granting of national authorizations and licenses "for the purpose of providing telecommunications services, including authorizations for the establishment and/or operation of telecommunications networks required for the provision of such services." We are advised that there is substantial support for the view that this directive, and/or other directives only enable member states to require telecommunications licenses, authorizations, or other forms of permission, to the extent that a telecommunications service is being provided and that absent such service, as in the case of the mere construction or control of or provision of unlit optical fiber cables, no telecommunications license, authorization or other permission can be required under European Union law. However we are also advised not all member states may interpret the requirements of European Union law in this manner, and that for practical purposes it is therefore necessary to analyze national law and regulation in each case. When we are operating or in control of fiber which is functioning or "lit" we are advised that we may on the other hand, in any particular member state, be required, to apply for an individual license if we are deemed to be providing a public telecommunications network or publicly available voice telephony services, or that we may benefit from applying for such a license to gain the rights to numbers and to gain access to ROW in respect of land. Alternatively, in some countries, we may simply be required to comply with a notification or registration procedures.

     A directive known as the Interconnection Directive requires that in any member state where we eventually offer leased lines to user premises, or control access to network termination points identified by numbers in the national numbering plan, we will have the right to negotiate interconnection with any other operators and the obligation to negotiate such interconnection when so requested. In addition, to the extent that we offer "bearer capabilities," individual member states may give us the right (and, if so, the obligation) to negotiate interconnection with other operators.

     The Interconnection Directive also requires that to the extent that we are included by any member state in the class of operators with a right and obligation to interconnect as just described, then fixed network operators deemed by the member state regulator, to have "significant market power" (as defined in that directive) must offer us interconnection on standard, cost oriented, non-discriminatory and transparent terms. However, to the extent that we are not granted any interconnection rights in any member state, we will not be entitled to cost-oriented charges from such an operator, and may be required to pay tariffs which are significantly higher in most member states.

     The European Commission has recommended that cost-oriented interconnection charges which some fixed network operators with significant market power are required to apply, should be based on long run incremental costs, which is similar to TELRIC, the cost model used by the FCC in the US. However, in the absence of appropriate accounts or models of such rates, the Commission has published benchmark interconnection rates, above which national regulators should seek justification from the relevant fixed network operator.

     Each European Union member state in which we currently conduct our business has a different regulatory regime and such differences are expected to continue. In addition, in connection with the Telia agreement we will be operating a segment of our European network in Norway, which is not a member of the European Union and therefore not subject to the various rules and regulations governing European Union member states. Norway does however have its own regulatory regime to which our operations will be subject.

     360americas

     Our planned 360americas undersea fiber optic cable facilities and telecommunications services, including backhaul services, may be subject to regulation in each jurisdiction where the 360americas cable and the BUS-1 undersea fiber optic cable system that connects Bermuda and the United States ("BUS-1") land. GlobeNet currently has in place all of the necessary licenses to land and provide services from the BUS-1 system. In order to implement fully the 360americas cable, it may be necessary for GlobeNet to obtain authority to land the cable and to offer telecommunications services, including backhaul, to our customers in each jurisdiction in which the cable lands.

     United States

     In the United States, the laws and regulations pertaining to undersea cable systems and telecommunications services are well developed and an established set of rules and procedures exist. GlobeNet has reviewed with Alcatel various options with respect to the most optimal landing locations. On June 2, 1999, GlobeNet submitted a cable landing license application to the FCC seeking authority to land and operate the 360americas cable in Tuckerton, New Jersey (next to the landing stations for the BUS-1 system) and Boca Raton, Florida. On December 10, 1999, the FCC granted TeleBermuda International Limited ("TBI"), a wholly owned subsidiary of GlobeNet, a landing license for the 360americas cable.

     TBI's U.S. affiliate, TeleBermuda International L.L.C. ("TBI L.L.C."), was formed in May 1996 as a limited liability company under the laws of the State of Delaware. TBI L.L.C. holds the landing license for the BUS-1 system in the United States issued by the FCC, as well as certain ownership and leasehold rights with respect to BUS-1 system assets located in the United States. TBI L.L.C. is a wholly owned subsidiary of TBI. Previously, TBI held a 20% ownership interest in TBI L.L.C., and Elbac Cable Corporation ("Elbac") held the remaining 80% ownership interest. On October 29, 1999, the FCC issued a Memorandum Opinion and Order granting authority for TBI to acquire Elbac, including the 80% ownership interest held by Elbac in TBI L.L.C. This transaction was consummated on November 1, 1999, thus providing TBI with a 100% ownership interest in TBI L.L.C.

     TBI is authorized to operate in the United States as a common carrier pursuant to Section 214 of the Communications Act of 1934, as amended. This allows TBI to provide any telecommunications services, including backhaul services, to or from the United States via any means, including our current and future undersea fiber optic cable systems.

     Brazil and Venezuela

     In countries such as Brazil and Venezuela with recently privatized telecommunications industries, many of the telecommunications laws and regulations are relatively new and still evolving. In both of these countries, there are no current statutes or regulations regarding the landing of undersea fiber optic cable facilities. Accordingly, authorities have been consulted with the appropriate regulatory authorities in Brazil (ANATEL) and Venezuela (CONATEL). Based on these consultations, GlobeNet believes that it is the first private undersea fiber optic cable operator to request governmental approval to land an international fiber optic cable system in either jurisdiction. These consultations have indicated to GlobeNet that the procompetitive effects of deregulation and the desire to attract foreign investment have created flexible regulatory environments in Brazil and Venezuela that are receptive to projects such as the 360americas cable.

     The need for new undersea fiber optic cable systems is particularly strong in these countries where former monopoly providers previously controlled access to and from the country through their ownership of international capacity on traditional consortium cable systems. Although competition in the provision of telecommunications services has begun to be introduced in both jurisdictions, the former monopoly carriers continue to control the existing inventory of available undersea fiber optic capacity that lands in each country. Accordingly, capacity remains scarce and very expensive.

     Brazil

     On March 2, 1999, GlobeNet submitted a request to ANATEL seeking authority to construct, land and operate the 360americas cable in Brazil. On October 13, 1999, in a response to this request, ANATEL indicated that the provision of submarine cable infrastructure does not constitute a telecommunications service and therefore no ANATEL license is necessary to construct, own and operate the 360americas cable.

     Established regulations and procedures exist for obtaining telecommunications services licenses in Brazil. GlobeNet's operating subsidiary in Brazil has received the necessary telecommunications services licenses from ANATEL to provide backhaul services in Brazil. It is GlobeNet's expectation that we will be able to sell or lease submarine cable fiber optic facilities to all entities with authority to provide telecommunication services in Brazil. Under the current regulatory regime in Brazil only Embratel and INTELIG have the appropriate authority to offer long-distance and international switched voice telephony services in Brazil. ANATEL is currently providing licenses on a routine basis for companies seeking to offer international private network services. It is not anticipated that regulatory authority will be required for carrier-to-carrier contracts or the offering of value-added services. Thus, today GlobeNet should be able to sell its facilities to the two public switched telephony licensees, all private line licensees and value-added service providers. The government of Brazil has announced that in January 2002, it will lift current restrictions on the number of licensees in Brazil who may provide switched voice telephony. At that time, GlobeNet should also be able to offer facilities to new competitive switched voice telephony providers.

     Venezuela

     On March 16, 1999, GlobeNet submitted a letter to CONATEL seeking guidance on what licenses or permits from CONATEL may be necessary to land the 360americas cable in Venezuela. In response to this letter, CONATEL informed GlobeNet in writing that no authorization or permit from CONATEL is required to construct and land the 360americas cable in Venezuela. Based on advice provided by CONATEL, GlobeNet does not believe that any CONATEL permits or concessions are necessary to operate the cable or sell capacity on the cable. In order to provide backhaul services in Venezuela, GlobeNet must obtain a Private Network Concession, which is required under Venezuelan law to install and operate a telecommunications network for commercial purposes. GlobeNet shortly plans to submit an application to CONATEL for this license. Although there is no assurance that GlobeNet will be granted this license, GlobeNet does not believe that it will not be successful in obtaining it. It is GlobeNet's expectation that it will be able to sell or lease submarine cable fiber optic facilities to all entities with authority to provide telecommunications and value added network services in Venezuela. Under the existing regulatory framework in Venezuela, only CANTV can offer international public switched telephony services in Venezuela. However, the Concession Agreement between the Republic of Venezuela and CANTV provides that in November 2000 the telecommunications market will be open for additional competition and the appropriate authority will be granted to a number of companies seeking to offer switched voice telephony services. Currently, CONATEL is issuing authority on a routine basis to companies seeking to offer international or domestic private network services. Thus, today GlobeNet can sell facilities to CANTV and private network and value added service providers. Additionally, in November 2000 GlobeNet will be able to sell facilities to newly licensed switched voice telephony providers.


Item 2. Description of Properties

     Our network and interest therein is described in Item 1, Description of Business.

     We have executive and administrative offices in Vancouver, British Columbia and Seattle, Washington. We also have administrative, sales, engineering and operations offices located in Vancouver, Denver and Toronto. In addition to the NOC located in Vancouver, British Columbia, we are building a NOC located in Dublin, Ireland, which is scheduled to be completed in November 2000.

     All of our offices are leased on a short-term basis except for our Toronto office, which we occupy under a lease expiring in 2009. We expect to open additional offices in multiple jurisdictions globally as required.

     In May 2000, we agreed to acquire colocation facilities in Los Angeles, Atlanta and Dallas and site options to acquire facilities in Denver, Austin, San Antonio, Los Angeles and Houston.

Item 3. Legal Proceedings

     From time to time, we may be a party to various legal proceedings arising in the ordinary course of our business. We are not party to any material legal proceedings.

     In July 1999, after issuing a Certificate of Public Convenience and Necessity ("CPCN") to Worldwide Fiber Networks, Inc. ("360-NI"), the California Public Utilities Commission ("CPUC") issued a "stop work" order which required us to submit an environmental assessment to comply with the California Environmental Quality Act. We complied with this order and submitted the required information. On January 6, 2000, the CPUC issued an order modifying the CPCN, authorizing the recommencement of construction and adopting a mitigated negative declaration imposing certain conditions on continued project construction. We have since recommenced construction in compliance with the terms of the CPUC order and do not expect that such compliance will have any material delaying effect on ongoing construction. The CPUC retained jurisdiction in further proceedings to determine the amount, if any, of civil penalties that may be imposed upon us for construction that occurred in California prior to the "stop work" order. This proceeding is ongoing, with a hearing set for early September 2000, and we presently have no estimate of any fines or penalties that may be imposed. The maximum allowable penalty permitted by the California Public Utilities Code would be $3.6 million for the period between December 2, 1998 and July 6, 1999.


Item 4. Control of Registrant

     (a) As of May 31, 2000, Ledcor Inc. directly or indirectly owns or controls 72,000,000 Multiple Voting Shares and 314,370,608 Subordinate Voting Shares, or 88% and 46% of such class of shares, respectively. Ownership or control of such shares gives Ledcor Inc. the power to cast 69% of the total votes that may be cast by all outstanding shares. David Lede and Clifford Lede, who are the Chairman and Vice Chairman, respectively, of our board of directors own, in the aggregate, more than 50% of the outstanding shares of Ledcor Inc.

     (b) The following table describes the ownership of our Multiple Voting Shares and Subordinate Voting Shares as of May 31, 2000 by (i) each person or company known by us to own more than 10% of our Multiple Voting Shares or Subordinate Voting Shares, and (ii) all of our directors and officers as a group.

                                                           Multiple                       Subordinate
                                                         Voting Shares                   Voting Shares
                                                 ----------------------------      --------------------------
                                                  Number of       Percentage       Number of       Percentage
                                                    shares         of class          shares         of class
                    Name of Owner                   owned            owned           owned           owned
------------------------------------------       ------------    ------------      ------------   ------------

Ten percent holders:
  Worldwide Fiber Holdings Ltd. (1)............      72,000,000       88%             56,174,893      8.2%

  Ledcor Limited Partnership (1)...............              --       --             258,195,715     37.8%

  Gregory B. Maffei............................       9,840,000       12%             52,160,000      7.6%

All directors and officers as a group..........       9,840,000       12%             52,171,650      7.6%


-----------

(1)  Directly or indirectly owned or controlled by Ledcor Inc.

     (c) There are no arrangements known to us the operation of which may at a subsequent date result in a change of control of us.

Item 5. Nature of Trading Market

     Our Subordinate Voting Shares are traded on the Nasdaq National Market under the symbol "TSIX" in the United States and on the Toronto Stock Exchange in Canada under the symbol "TSX". Our 12 1/2% Senior Notes due 2005 and our 12% Senior Notes due 2009 trade in the over the counter market. We will file with the Commission by mid-July 2000 a registration statement on Form F-4 to register new notes that will be offered in exchange for our 13% Senior Notes due 2008, which are eligible for trading in the PORTAL market.

     Our Subordinate Voting Shares first began publicly trading on April 20, 2000. The table below sets forth the high and low sale prices for our Subordinate Voting Shares on the Nasdaq National Market and the Toronto Stock Exchange during the period from April 20, 2000 through May 31, 2000. The reported last sale price of the Subordinate Voting Shares on May 31, 2000 on the Nasdaq National Market was $14.0625 and on the Toronto Stock Exchange was Cdn.$21.05.

                             Nasdaq National Market
                                     (U.S.$)

High . . .     $20.00
Low . . .      $13.75

                           The Toronto Stock Exchange
                                     (Cdn.$)

High . . .     Cdn.$28.45
Low . . .      Cdn.$20.50


     The following table indicates as of May 31, 2000, the approximate total number of holders of record of Subordinate Voting Shares, the total number of Subordinate Voting Shares outstanding, the number of holders of record of Subordinate Voting Shares with United States addresses, the number of outstanding Subordinate Voting Shares held by holders of record with United States addresses and the percentage of Subordinate Voting Shares held by holders of record with United States addresses.

                                                                                                     Percentage of
                          Total Number of                                   Number of             Subordinate Voting
    Total Number            Subordinate         Number of U.S.         Subordinate Voting         Shares Held by U.S.
   of Holders of           Voting Shares            Holders            Shares Held by U.S.             Holders of
     Record (1)             Outstanding            of Record          Holders of Record                Record
---------------------     ---------------       ---------------       ---------------------       -------------------

        243                 683,990,095               156                 189,327,315                    27.67%


(1) The computation of the number and percentage of Subordinate Voting Shares held in the United States is based upon the number of holders of record with United States addresses. United States residents may beneficially own Subordinate Voting Shares held of record by non-United States residents.

Dividend Policy

     We have not paid cash dividends on our Subordinate Voting Shares, and we intend to continue this policy for the foreseeable future in order to retain earnings for the development and growth of our business. Our dividend policy will be reviewed periodically depending on our financial position, capital requirements, general business conditions and other factors.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

     There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the our articles and bylaws with respect to our Subordinate Voting Shares.

Investment Canada Act

     Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (1) Cdn.$5 million or more in the case of a "direct" acquisition; (2) Cdn.$50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a company incorporated outside of Canada which owns subsidiaries in Canada; or (3) between Cdn.$5 million or more but less than Cdn.$50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

     These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn.$192 million or more for the year 2000 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the Cdn.$192 million threshold applies.

     These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act

     Under the Competition Act (Canada) (the "Competition Act"), certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the "Commissioner"). A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days or 42 days for a short-form or long-form filing, respectively. As well, where the parties elect to file a short-form notification, the Commissioner may "bump" the filing to a long-form, thereby restarting the clock once the parties submit their filing.

     A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed Cdn.$400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds Cdn.$35 million ("$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed Cdn.$70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed Cdn.$70 million.

     Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.


Item 7. Taxation

     In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of Subordinate Voting Shares beneficially owned by individuals, corporations, trusts and estates which:

     o for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are residents of the United States and not resident in Canada;

     o hold Subordinate Voting Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

     o    deal at arm's length with us for purposes of the Income Tax Act; and

     o do not and will not use or hold the Subordinate Voting Shares in carrying on a business in Canada.

          We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

     The tax consequences of an investment in Subordinate Voting Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules and holders that are financial institutions should consult their own tax advisors.

     This discussion is based upon the following, all as currently in effect:

     o    the Income Tax Act and regulations under the Income Tax Act;

     o    the Code and Treasury regulations under the Code;

     o    the Canada-United States Income Tax Convention (1980);

     o the administrative policies and practices published by the Canadian Customs and Revenue Agency, formerly Revenue Canada;

     o all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this registration statement;

     o the administrative policies published by the U.S. Internal Revenue Service; and

     o    judicial decisions.

     All of the foregoing are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

     This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Subordinate Voting Shares. This discussion does not address all possible tax consequences relating to an investment in Subordinate Voting Shares. We have not taken into account any shareholder's particular circumstances and do not address consequences peculiar to any shareholder if such shareholder is subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Subordinate Voting Shares as part of a "straddle," "hedge" or "conversion transaction," and unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Subordinate Voting Shares through a partnership or other pass-through entity). Therefore, shareholders should consult their own tax advisors regarding the tax consequences of purchasing Subordinate Voting Shares.

U.S. Federal Income Tax Considerations

     Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of Subordinate Voting Shares.

     As an Unconnected U.S. Shareholder, a shareholder generally will be required to include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see "Certain Canadian Federal Income Tax Considerations.") A shareholder will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Subordinate Voting Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to a shareholder's adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid by us generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer. Because of the complexity of those limitations, shareholders should consult their own tax advisors with respect to the availability of foreign tax credits.

     Dividends paid by us on the Subordinate Voting Shares generally will not be eligible for the "dividends received" deduction.

     If a shareholder sells the Subordinate Voting Shares, the shareholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the shareholder's adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by the shareholder for more than one year, and will generally be U.S. source gain or loss.

     Dividends paid by us on the Subordinate Voting Shares generally will not be subject to U.S. information reporting or the 31% backup withholding tax unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If a shareholder furnishes the paying agent with a duly completed and signed Form W-9, such dividends will not be subject to the backup withholding tax. The shareholder will be al-lowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the shareholder's U.S. federal income tax liability, provided the shareholder furnishes the required information to the Internal Revenue Service.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

     o five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

     o at least 60% of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

     We believe that we are not a FPHC. However, we can not assure shareholders that we will not qualify as a FPHC in the future.

Passive Foreign Investment Company Rules

     The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

     o 75% or more of our gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

     o the average quarterly percentage, by fair market value of our assets that produce or are held for the production of "passive income" is 50% or more of the fair market value of all our assets.

     To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

     Distributions which constitute "excess distributions" from a PFIC and dispositions of Subordinate Voting Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year, and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

     Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, we believe that our shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

     We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. Shareholders should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable shareholders to make a "qualified electing fund" election. Shareholders should consult their tax advisors with respect to how the PFIC rules affect their tax situation.

Controlled Foreign Corporation Rules

     If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

     We believe that we are not a CFC. However, we can not assure shareholders that we will not become a CFC in the future.

Certain Canadian Federal Income Tax Considerations

     In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to a shareholders' purchase of Subordinate Voting Shares.

     Under the Income Tax Act, assuming a shareholder is an Unconnected U.S. Shareholder, and provided the Subordinate Voting Shares are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange and Nasdaq, the shareholder will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the Subordinate Voting Shares unless the shareholder alone or together with persons with whom the shareholder did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the five year period before the actual or deemed disposition.

     Dividends paid, credited or deemed to have been paid or credited on the Subordinate Voting Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Income Tax Act. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%.

     Canada does not currently impose any federal estate taxes or succession duties. However, if a shareholder dies, there is generally a deemed disposition of the Subordinate Voting Shares held at that time for proceeds of disposition equal to the fair market value of the Subordinate Voting Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.


Item 8. Selected Consolidated Financial Data

     The income statement data for 360networks inc for the period ended December 31, 1998 and the year ended December 31, 1999 and the actual balance sheet data for 360networks inc as at December 31, 1998 and 1999 which appears on page 36 and the related notes which appear on page 35 in Amendment No. 2 to our Registration Statement on Form F-1 (No. 333-95621), filed with the Commission on April 18, 2000, is incorporated by reference in this annual report. In addition, the income statement data and the balance sheet data for the predecessor division for year ended March 31, 1996, five months ended August 31, 1996, year ended August 31, 1997 and nine months ended May 31, 1998 which appears on page 37 and the related notes which appear on page 35 in Amendment No. 2 to our Registration Statement on Form F-1 (No. 333-95621), filed with the Commission on April 18, 2000, is incorporated by reference in this annual report.

Item 9. Management Discussion and Analysis of Financial Condition and Results of Operations.

     The following should be read along with our Consolidated Financial Statements and the Divisional Financial Statements of the telecommunications division of Ledcor Industries, including the related notes, incorporated by reference in Item 18 in this annual report.

General

     We were incorporated on February 5, 1998, but did not commence operations until May 31, 1998. As of May 31, 1998 we entered into a series of agreements, which we refer to as the reorganization, whereby Ledcor transferred to us the construction equipment, some fiber optic strands and some other assets of Ledcor Industries' telecommunications division. On September 27, 1999, we acquired additional fiber optic network assets from Ledcor. Recently, we completed the transfer to Urbanlink of certain Canadian telecommunications facilities. We own 51% of the participating equity shares and 33 1/3% of the voting shares of Urbanlink. Because these transactions were between entities under common control, the assets have been reflected in our financial statements using the carrying amounts recorded in Ledcor's accounts. We believe that the fair market values of the fiber assets we received and our equity investment in Urbanlink are significantly greater than their carrying amounts.

     We entered into two construction services agreements in which we agreed to fulfill Ledcor's fiber optic network construction commitments concerning some builds across Canada and the northern United States. In return, Ledcor paid us an amount equal to 115% of our costs. Our obligations under these agreements were substantially performed by January 1999. We also entered into a management services agreement and two employee services agreements with Ledcor. See Item 13, Interest of Management in Certain Transactions, under the heading "Transactions with Ledcor--Description of reorganization and related agreements."

     Prior to the reorganization, we were a shell company created for the purpose of continuing the business of Ledcor Industries' telecommunications division and did not have any operations or material assets. Accordingly, two sets of financial information are incorporated by reference in this prospectus. The Divisional Financial Statements of Ledcor Industries' telecommunications division prior to May 31, 1998 reflect the operations of our predecessor as a contractor and network developer. Our Consolidated Financial Statements for the period from the date of incorporation through December 31, 1998 primarily reflect our operating results due to the construction services agreements. Since January 1, 1999, the impact of the construction services agreements has not been significant on our consolidated financial statements.

Revenues and Costs

     Since December 31, 1998 our revenues have been primarily generated from the sale, lease or grant of IRU of network infrastructure. We anticipate a significant amount of our future revenues will be derived from providing network services, including optical channels, private line transmission, virtual voice trunking and packet-based data services including IP transport and ATM. We anticipate that, as we proceed with the development of our network, the percentage of revenues which we receive from network services will increase as a percentage of our total revenue and that by 2001 our network services will provide our largest percentage of revenue on a consolidated basis and be a significant source of income.

     Sales of network infrastructure include agreements in the form of construction contracts and co-developments.

     Revenues from construction contracts to develop fiber optic systems are calculated on the percentage of completion basis using the cost-to-cost method over the life of the build. This method is used because we consider costs incurred to be the best available measure of progress of these contracts. We make provisions for all potential losses as soon as they become evident. We recognize revenue for co-development agreements on a percentage of completion basis.

     Following completion of a build, our retained fiber or conduit may be sold, granted through an IRU or leased to a third party. Lease revenues are recognized as earned over the life of the lease.

     In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

     All future sales and grants of IRUs of dark fiber or capacity will be evaluated under the new interpretation. If we do not pass title on the integral equipment pursuant to the agreements related to future transactions involving dark fiber or capacity sales and/or IRUs, or if such transactions otherwise do not meet the criteria in FASB statement No. 66, we will recognize the transfer prices as revenue ratably over the terms of the applicable agreements, rather than when the applicable segments of our network are delivered to, and accepted by, the purchaser. Usually, the purchaser pays the entire cash price to us upon its acceptance. Therefore, although the application of the new interpretation may affect the times of recognition of revenue from dark fiber and capacity sales, we expect there will be no effect on our financial position or cash flows from this prospective change in accounting.

     Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, sales and commissions and labor and an allocation of indirect costs such as ROW, environmental restoration, equipment costs, insurance and interest charges. Costs of sales of network services include only the direct costs of sales commissions and POP space. Indirect costs of network services are included in general and administrative expenses and depreciation.

Elimination of Minority Interests

     We have recently acquired the minority interest in each of WFI-CN Fibre Inc. ("360-CN") and Worldwide Fiber IC LLC ("IC LLC") in a cash and share exchange transaction, as a result of which CN acquired 14,920,866 Subordinate Voting Shares (to be reduced to 11,428,571 shares based on our initial public offering price of $14 per share). 360-CN is now a wholly owned subsidiary of Worldwide Fiber Networks Ltd., which is a wholly owned subsidiary of ours, and IC LLC is now a wholly owned subsidiary of Worldwide Fiber IC Holdings, Inc., which is a wholly owned subsidiary of Worldwide Fiber Networks Ltd. Concurrent with the closing of our initial public offering, we acquired the remaining 25% minority interest in Worldwide Fiber (USA) Inc. ("360-USA") from Mi-Tech Communications, LLC ("Mi-Tech") in exchange for 22,285,714 Subordinate Voting Shares. Worldwide Fiber Networks Ltd. has 100% of the equity participation and 90% of the voting control of 360-USA, with the other 10% of voting control held by another subsidiary of ours, Worldwide Fiber Finance Ltd.

Results of Operations

360networks inc.
Year Ended December 31, 1999 and period from
February 5, 1998 to December 31,
1998 (operations commenced May 31, 1998)

     Revenue for the year ended December 31, 1999 was $359,746,000, versus $164,319,000 for the period from May 31, 1998 (commencement of operations) to December 31, 1998. Revenue in the current year was primarily derived from sales of conduit and fiber optic strands along segments in the Pacific Northwest, Northeast U.S. and eastern Canada. Revenues in the seven month period ended December 31, 1998 were primarily derived from the Construction Services Agreements with Ledcor.

     Costs were $250,612,000 (70% of revenue) for the year ended December 31, 1999, versus $147,621,000 (90% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998.

     Gross profit for the year ended December 31, 1999 was $109,134,000 (30% of revenue), versus $16,698,000 (10% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998. The improvement in gross margin reflects our evolution from network construction to ownership and development of network infrastructure and services.

     Selling, general and administrative expenses were $21,846,000 (6% of revenue) for the year ended December 31, 1999, versus $2,274,000 (1% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998. In the current year we completed a majority of the tasks necessary to perform the transition from Ledcor's management information and accounting systems to our own. General and administrative expenses are expected to continue to increase as we develop our systems, hire additional personnel and implement our marketing and sales strategy.

     Stock-based compensation expense for the year ended December 31, 1999 was $7,116,000 relating to stock options granted during the year. Additionally, $188,553,000 of deferred compensation will be amortized over the remaining vesting term of the stock options.

     Interest expense was $33,908,000 for the year ended December 31, 1999 and was principally due to the issue of senior notes in December 1998 and July 1999. Interest income totaled $18,122,000 and arose from the investment of the proceeds of the senior notes in short-term, investment grade securities. Interest expense and interest income for the period from May 31, 1998 (commencement of operations) to December 31, 1998 was $492,000 and $267,000, respectively.

     Income taxes provided for the year ended December 31, 1999 totaled $30,314,000, versus $5,643,000 for the period from May 31, 1998 (commencement of operations) to December 31, 1998. These consist primarily of current taxes arising from our U.S. and Canadian operations.

     Minority interest for the year ended December 31, 1999 totaled $7,434,000 and represents 25% of the net income of 360-USA, 360-CN and IC LLC.

     Telecommunications Division--Ledcor Industries Nine Months Ended May 31,
1998

     Revenues generated from contracts for the nine months ended May 31, 1998 were $54,633,888. The revenues for this period were principally derived from development for Ledcor Industries.

     Contract costs were $45,321,566 for the nine months ended May 31, 1998. Contract costs primarily represent the costs associated with engineering, designing, building and managing third-party construction contracts. Contract costs as a percentage of revenue for the nine months ended May 31, 1998 were 83%.

     General and administrative expenses for the nine months ended May 31, 1998 were $710,240, representing 1% of revenues for the period. General and administrative expenses for the nine month period ended May 31, 1998 are primarily derived from overhead to accommodate progress on construction projects for Ledcor Industries and management of builds for third parties.

     Income tax expense (recovery) for the nine months ended May 31, 1998 represents a current expense of $5,509,000 and a recovery, on a deferred basis, of $1,600,000 using an effective tax rate of 45%. As a division, we would not in fact report taxes, but would have been consolidated within the tax return filed by Ledcor Indus-tries. The difference between current tax expense and deferred tax recovery is due to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Telecommunications Division--Ledcor Industries
Year Ended August 31, 1997

     Revenues generated from contracts for the year ended August 31, 1997 were $58,007,652. The revenues for this period are principally derived from the commencement of building assets for Ledcor Industries and management of the Alaska Fiber Star build in Alaska.

     Contract costs were $49,184,985 for the year ended August 31, 1997. Contract costs for this period are primarily derived from the costs associated with the engineering, design and building of a construction project for Ledcor Industries and management of the Alaska Fiber Star build in Alaska. Contract costs as a percentage of revenue for the year ended August 31, 1997 were 85%. Contract revenues and contract costs for the year ended August 31, 1997 increased significantly due to the business in which Ledcor Industries had entered into, which was the building of a construction project and selling of its components to third parties. This was a different business than the business previously conducted by the telecommunications division in which Ledcor Industries would construct and develop fiber optic systems on a contract basis for specific telecommunications clients. Since this was a new business for Ledcor Industries the gross margin compared to prior years is not comparable.

     General and administrative expenses for the year ended August 31, 1997 were $863,373, representing 2% of revenues for the period. The general and administrative expenses for this period are primarily comprised of the overhead necessary to accommodate the commencement of the Ledcor Industries project and management of the Alaska Fiber Star build in Alaska.

     Income tax expense for the year ended August 31, 1997 represents a current expense of $338,000 and a deferred expense of $3,282,000 using an effective tax rate of 45%. As a division, we would have been included within the tax return filed by Ledcor Industries. The difference between current tax expense and deferred tax expense is due to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Liquidity and Capital Resources

     We have an aggressive business plan to build out our network. By the end of 2001, our planned network will consist of approximately 56,800 route miles in North America, Europe and South America including an undersea cable between North America and Europe and an undersea cable between South America and North America. We intend to expand our network including network services to provide connectivity on a global basis. We offer network services to meet our customers' demands, enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services. Building out the network will require a significant investment in the development of fiber and conduits held for sale, grant of IRU, or lease and the purchase of additional network infrastructure and equipment to establish transmission facilities.

     We estimate that the total cost to develop and light our network is approximately $4.8 billion.

     o We estimate that the total cost to complete and light our network of 24,100 route miles in North America will be $1.7 billion.

     o We estimate that the capital costs of completing and lighting our network of 11,100 route miles in Europe will be $360 million.

     o We estimate that the total cost of the 360atlantic undersea cable project to be approximately $865 million. The majority of these costs are subject to fixed price contracts.

     o We estimate the total cost of the 360americas undersea cable project to be approximately $900 million. The majority of these costs are subject to fixed price contracts.

     o We estimate the total cost to acquire and develop existing and future colocation facilities in North America and Europe to be approximately $860 million.

          In order to finance the above costs of network development:

     o For North America, we have issued $675 million of senior notes and we plan to use some of the proceeds of our initial public offering, the April 2000 debt offerings and cash from operations.

     o For Europe, we plan to use some of the proceeds of our initial public offering, the April 2000 debt offerings and cash from operations.

     o For our 360atlantic undersea cable project, we used a significant portion of the proceeds from our sale of our $345 million of redeemable convertible preferred shares in September 1999 and have also entered into a $565 million credit facility dedicated to the 360atlantic undersea cable project, of which $175 million has been drawn. The 360atlantic credit facility has been provided to a group of our subsidiaries and is non-recourse to us.

     o For our 360americas undersea cable project, we plan to issue Subordinate Voting Shares to acquire all of the outstanding shares of GlobeNet. We also plan to use the proceeds of GlobeNet's $300 million senior notes and GlobeNet's $400 million credit facility, of which $100 million has been drawn. The 360americas credit facility will be non-recourse to us. We are required to use GlobeNet's cash to fund the completion of this project.

     o For acquisition of the colocation facilities in North America that we have agreed to acquire, we plan to issue equity and use up to $150.2 million of our existing cash balances. We expect to use some of the proceeds of our initial public offering, the April 2000 debt offerings and cash from operations to further develop these facilities and to acquire and develop additional colocation facilities in North America and Europe.

     Our estimated capital expenditures for our current network development plans for the year ending December 31, 2000 are $2.8 billion, of which approximately $1.2 billion will be used for our terrestrial network in North America and Europe, approximately $500 million will be used for 360atlantic, approximately $730 million will be used for 360americas and approximately $400 million will be used for the acquisition and development of colocation facilities. We anticipate that these funding sources will provide us with sufficient capital to complete our terrestrial and undersea networks and to implement our related network services strategy. However, because the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control, including changes in the competitive environment of our current and planned markets, we expect that our actual costs may vary materially from those currently budgeted. In the event that our actual costs exceed our current budget or we do not have the funds we anticipate, we have the ability to adjust the number or sequence of segments we develop. We anticipate that we will continue to experience negative cash flow (after capital expenditures) as we build out the network which is expected to be completed by the end of 2001.

     In addition to our planned network, we expect to pursue opportunities to expand geographically or enhance the services that we offer our customers. We will also seek to identify opportunities to develop new facilities which enable us to provide value added network services such as colocation services and other communications services and products. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure shareholders that we will be successful in raising the capital necessary for completion of the remainder of our planned network development, the implementation of our network services strategy, the 360atlantic and 360americas projects or for other opportunities on a timely basis or on terms that are acceptable to us.

     We have accepted an underwritten commitment from The Chase Manhattan Bank and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation to provide up to $1.0 billion of financing under a senior credit facility. This commitment is subject to negotiation of definitive documentation and other closing and lending conditions. The amounts borrowed under this facility will be required to be used in compliance with restrictions contained under our indentures. There can be no assurance that this credit facility will be entered into in a timely fashion or at all.

     At December 31, 1999, we had working capital of $655 million, including $521 million in cash or cash equivalents. Cash used in operations during the year ended December 31, 1999 totaled $97 million.

     We cannot assure shareholders that our cash flow and capital resources will be sufficient to repay the notes and any other debt we may incur in the future, or that we will be successful in obtaining alternative financing. If we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our network, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, a default under our debt agreements would result. To avoid a default, we might need waivers from third parties, which might not be granted.

Accounting Pronouncements

     We adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires that all start-up costs be expensed and that the effect of adopting SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The effect of adopting SOP 98-5 on our results of operations was immaterial.

     We adopted the American Institute of Certified Public Accountants' Statement of Position 98-1 ("SOP98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1999 which requires that costs incurred for the development of internal use software be recorded as an asset and amortized over its useful life. The effect of adopting SOP 98-1 on our operations is not material.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts and for hedging activities. We do not expect the adoption of SFAS No. 133 to have a material impact on our consolidated financial statements.

     In June 1999, the Financial Accounting Standards Boards (FASB) issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will only be appropriate for dark fiber and capacity leases where title under the lease is transferred to the lessee or if the agreement was entered into after June 30, 1999. Transactions will be accounted for as operating leases where title is not transferred to the lessee.

     See Item 9A, Quantitative and Qualitative Disclosures About Market Risk, for a discussion of our market risk.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

     Interest Rate Risk

     We have interest rate risk exposure related to our senior notes, which have a fixed interest rate. The notes will be subject to interest rate risk resulting from a future decrease in interest rates on obligations with comparable terms below the interest rate on the senior notes. We currently do not mitigate the risk of interest rate movements through the use of interest rate swaps or other derivative instruments. However, we may in the future choose to manage our risk associated with interest rate movements through an appropriate balance of fixed and variable rate obligations. To maintain an effective balance of fixed and variable obligations, we may elect to enter into specific interest rate swaps or other derivative instruments as we deem necessary. The senior notes pay interest at fixed rates.

     The table below provides information about our senior notes.

                                                                Expected Maturity Date
                                         ----------------------------------------------------------------------
                                          2000    2001     2002   2003    2004    There-    Total      Fair
                                                                                  after                Value
                                         ------   ------   -----  -----  ------   -------   --------   --------
                                                                 (Dollars in millions)
U.S. dollar Senior Notes
   Due December 15, 2005............    $  --   $  --   $  --   $  --   $  --     $175.0      $175.0     $182.0
   Fixed Rate.......................     12.5%   12.5%   12.5%   12.5%   12.5%      12.5%         --         --

   Due August 1, 2009...............       --      --      --      --      --     $500.0      $500.0     $515.0
   Fixed Rate.......................     12.0%   12.0%   12.0%   12.0%   12.0%      12.0%         --         --
   Due May 1, 2008..................       --      --      --      --      --     $600.0      $600.0     $600.0
   Fixed Rate.......................     13.0%   13.0%   13.0%   13.0%   13.0%      13.0%         --         --
                                         ----    ----    ----    ----    ----     ------      ------     ------
                                        $  --   $  --   $  --   $  --   $  --   $1,275.0    $1,275.0   $1,292.0
                                         ----    ----    ----    ----    ----    -------     -------    -------
Euro Senior Notes
   Due May 1, 2008..................   euro--  euro--  euro--  euro--  euro--  euro200.0   euro200.0  euro200.0
   Fixed Rate.......................     13.0%   13.0%   13.0%   13.0%   13.0%     13.0%         --         --




     The senior notes are comprised of $175.0 million 12.5% notes due December 15, 2005 with interest paid semi-annually, $500.0 million 12.0% notes due August 1, 2009 with interest paid semi-annually, $600.0 million 13% notes due May 1, 2008 with interest paid semi-annually and euro200.0 million 13% notes due May 1, 2008 with interest paid semi-annually. These senior notes have provisions which, in certain circumstances, permit or oblige us to redeem all or part of the notes before their redemption dates.

     Foreign Currency Risk

     We presently do not utilize derivative or other financial instruments to hedge the risk associated with the movement in foreign currencies. However, management continually monitors fluctuations in these currencies and will consider the use of derivative financial instruments or employment of other investment alternatives if cash flows or investment returns so warrant.

Item 10.   Directors and Officers of Registrant

     The following lists our officers and directors at May 31, 2000:

Name                                     Age   Position
Officers
Gregory Maffei.........................   40   President, Chief Executive Officer and Director
Larry Olsen............................   51   Vice Chairman, Chief Financial Officer and Director
Ron Stevenson..........................   47   Vice Chairman and Director
Stephen Stow...........................   46   Managing Director, Asia
Joel Allen.............................   50   Senior Vice President, Marine Capacity Sales
Lionel Desmarais.......................   47   Senior Vice President, Network Construction
David Love.............................   51   Senior Vice President, Network Operations
William Sumner.........................   44   Senior Vice President, Carrier Services
Bruce Tinney...........................   47   Senior Vice President, Infrastructure Sales
Jerry Tharp............................   65   President, 360-USA
Stephen Baker..........................   51   Vice President and Chief Technology Officer
Ashwin Chitamun........................   32   Vice President, European Network Development
Jayne Hart.............................   39   Acting Vice President, Human Resources
Michael Leitner........................   32   Vice President, Corporate Development
Scott Lyons............................   45   Vice President, Marine Services
Catherine McEachern....................   45   Vice President and General Counsel
William Walls..........................   34   Vice President, Finance
Vanessa Wittman........................   33   Vice President, Corporate Development

Directors
David Lede (2).........................   52   Chairman of the Board
Clifford Lede..........................   44   Vice Chairman and Director
Kevin Compton .........................   41   Director
Glenn Creamer (2)......................   38   Director
John Malone............................   59   Director
Claude Mongeau (1).....................   38   Director
Andrew Rush (1)........................   42   Director
John Stanton...........................   44   Director
Gene Sykes (1).........................   42   Director
James Voelker (2)......................   49   Director

-----------

(1)  Member of the audit committee.

(2)  Member of the compensation committee.

     Gregory Maffei has served as Chief Executive Officer and a Director since January 2000 and President since March 2000. Prior to that, Mr. Maffei served as the Chief Financial Officer of Microsoft Corporation. Mr. Maffei joined Microsoft in 1993 and, prior to becoming Chief Financial Officer, served as Vice President, Corporate Development, and Treasurer. Mr. Maffei serves as non-executive Chairman of Expedia Inc. and as a director of Starbucks Corporation, Avenue A Inc. and Optical Networks, Inc. He has previously served on boards of telecommunications related companies including ServiceCo LLC (Road Runner), United Global Communications (UGC), SkyTel Corp. and Asia Global Crossing.

     Larry Olsen has served as Vice Chairman, Chief Financial Officer and a Director since our inception. Mr. Olsen previously acted as a consultant to Ledcor Industries in respect of its telecommunications division. Mr. Olsen is also a member of the Board and Executive Committee of First Heritage Savings, a Canadian financial institution. Mr. Olsen was previously involved in several international business ventures throughout Asia,

Australia and the Middle East. He has held the position of Managing Director, Chief Executive Officer and Executive Chairman of Crownhampton International Limited and Managing Director of Promet Petroleum.

     Ron Stevenson has served as our Vice Chairman since March 2000, a Director since our inception, was previously our President and is a Director of Ledcor Inc. Before joining us, Mr. Stevenson spent 28 years with Ledcor. From 1989 to 1998, Mr. Stevenson was Executive Vice President of Operations for Ledcor Industries' telecommunications and civil divisions and was responsible for construction and project development.

     Stephen Stow has served as Managing Director, Asia since March 2000 and was previously our Executive Vice President, Corporate Development and a Director of ours. Mr. Stow previously acted as a consultant to Ledcor Industries in respect of its telecommunications division. Mr. Stow previously served as a principal in various venture capital activities. From 1992 to 1995, Mr. Stow was Co-head and Director of Corporate Finance for National Westminster Bank's Asian investment banking operations.

     Joel Allen has served as Senior Vice President, Marine Capacity Sales since March 2000 and previously served as Senior Vice President, Global Marketing and Sales since November 1999. Mr. Allen has over 24 years of international and domestic telecommunications experience. Prior to joining us, Mr. Allen was the President of AllenConsultants and GlobalNetworkPartners, international consultancy and cable development firms. He served as Executive Vice President, Sales and Marketing/Business Development with Bell Atlantic Network Systems (Bermuda), the exclusive representative for the FLAG Cable System sales. Previous to that, Mr. Allen held numerous management positions with telecommunications companies.

     Lionel Desmarais has served as Senior Vice President, Network Construction since our inception. Before joining us, Mr. Desmarais spent 12 years with Ledcor. From 1993 to 1998, Mr. Desmarais was Vice President of Ledcor's telecommunications division and has been responsible for overseeing the successful execution of numerous long-distance fiber optic networks, including the construction project that we did for Ledcor and the Calgary-Edmonton network.

     David Love has served as our Senior Vice President, Network Operations since September 1999. Mr. Love's involvement in the telecommunications industry, both domestic and international, spans over 28 years. Prior to joining us, Mr. Love managed large network deployments and multi-state network operations at US West. He has international experience with MediaOne International directing the design and network operations for broadband services using hybrid fiber coax technology in Belgium.

     William Sumner has served as Senior Vice President, Carrier Services since January 2000. Prior to joining us, Mr. Sumner was the Vice President, Operations for MediaOne from 1996 to 2000, the Senior National Account Manager for MCI Telecommunications Inc. (now MCI WorldCom Inc.) from 1991 to 1996 and a Director of MFS Inc., the first competitive local exchange carrier, from 1987 to 1990.

     Bruce Tinney has been our Senior Vice President, Infrastructure Sales since our inception. Before joining us, Mr. Tinney spent more than 22 years in the telecommunications industry in a variety of executive positions, including Director of Business Development for Qwest Communications from 1996 to 1998 and Vice President of Operations for Fanch Communications from 1991 to 1996. Before joining Fanch Communications Mr. Tinney spent over 15 years with Time Warner Communications in a number of leadership positions.

     Jerry Tharp has overseen our U.S. operations as President of 360-USA since our inception. Mr. Tharp's involvement in the telecommunications industry spans over 40 years. Before joining us, Mr. Tharp was the Director of Business Development for Mi-Tech from 1996 to 1997 and the Vice President, Construction and Engineering for Qwest Communications International Inc. from 1994 to 1996. From 1987 to 1994, Mr. Tharp held several positions with MCI WorldCom Inc. dealing with ROW, construction and engineering issues. His telecommunications career started with US West and its predecessor corporation, where he held numerous positions.

     Stephen Baker has served as Vice President and Chief Technology Officer since April 1999. Before joining us, Mr. Baker held several senior positions from 1996 to 1999 with Call-Net Enterprises Inc., including Vice President, Strategic Technology in Canada. Before that time, Mr. Baker served for seven years as Chief Executive Officer and then Chief Technology Officer of Integrated Network Services Inc.

     Ashwin Chitamun has served as Vice President, European Network Development since August 1999. Mr. Chitamun has held various positions in engineering, marketing and sales with Bell Canada, AT&T Canada and most recently with fONOROLA Inc. He has also consulted at the senior management level to Telus Communications.

     Jayne Hart joined us in March 2000 as Acting Vice President of Human Resources. She has 15 years of professional human resources experience in the telecommunications industry. Her responsibilities have included the development and implementation of staffing strategies, employee relations and recognition and incentive programs.

     Michael Leitner joined us as Vice President, Corporate Development in March 2000. Prior to that, Mr. Leitner was a Senior Director of Corporate Development for Microsoft Corporation. In this capacity, Mr. Leitner managed Microsoft's strategic partnerships, corporate investment strategy, acquisitions and alliances across all of Microsoft's business units and customer channels. Prior to joining Microsoft in 1998, Mr. Leitner was a Vice President in the Technology Mergers and Acquisitions group of Merrill Lynch.

     Scott Lyons has served as Vice President, Marine Services since our inception. From 1997 to 1998, Mr. Lyons was Vice President of Ledcor's marine division and was responsible for its creation and management. Before that time, Mr. Lyons was President of Aztech Enterprises from 1995 to 1997, President and Chief Operating Officer of Hard Suits Inc. from 1994 to 1995 and from 1990 to 1994 was Chief Operating Officer of Rockwater Limited, a subsidiary of Brown and Root specializing in marine construction.

     Catherine McEachern joined us in June 1999 as General Counsel and was appointed Vice President and Corporate Secretary in September 1999. She graduated from Osgoode Hall Law School in 1977 and has practiced predominantly in the telecommunications area for the past ten years. She is a former partner in the law firm of Farris, Vaughan, Wills and Murphy.

     William Walls, our Vice President, Finance, has been with us since our inception. Before joining us, Mr. Walls was a principal in various venture capital activities and has been a Director or Chief Financial Officer of several Canadian and U.S. publicly listed companies, including Polymer Solutions, Inc. a producer of industrial paints, coatings and adhesives, and International Absorbents Inc., a manufacturer of industrial and consumer absorbent products.

     Vanessa Wittman recently joined us as Vice President, Corporate Development. Prior to that, Ms. Wittman was a Senior Director of Corporate Development for Microsoft Corporation, managing its international partnership, investment and acquisition efforts. Prior to joining Microsoft, Ms. Wittman was the Chief Financial Officer of Metricom, Inc. She has also served as a partner at Sterling Payot Company, a San Francisco venture capital firm, and was an Associate in Morgan Stanley's Global Media Corporate Finance Group.

     David Lede has served as Chairman of our board since our inception, was Chief Executive Officer from our inception until January 2000, has served as Chairman and Chief Executive Officer of Ledcor Inc. since 1983. Mr. Lede has been with Ledcor for 32 years, and, before becoming Chairman and Chief Executive Officer of Ledcor Inc., held various management positions such as President, Vice President, Operations Manager and Superintendent. David Lede and Clifford Lede are brothers.

     Clifford Lede has served as Vice Chairman since our inception, has been Vice Chairman and Chief Operating Officer of Ledcor Inc. since 1983 and has served as President of Ledcor Industries since 1983 and Chief

Executive Officer since August 1999. Mr. Lede has been with Ledcor for 25 years. Clifford Lede and David Lede are brothers.

     Kevin Compton joined us as a Director in April 2000. Mr. Compton has been as a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since 1990. From May 1985 to December 1990, Mr. Compton was the Vice President and General Manager of the network systems team at Businessland, Inc., a computer retailer, and at AmeriSource Corporation prior to its acquisition by Businessland. Mr. Compton serves as a Director of Citrix Systems, Inc., Corsair Communications Inc., VeriSign Inc., Active Software, Inc., ONI Systems Corp. and Rhythms NetConnections Inc. and is also a director of several privately held companies.

     Glenn Creamer joined us as a Director in September 1999. Mr. Creamer is a Managing Director of Providence Equity Partners Inc. where he has served in that capacity since its inception in 1996. Mr. Creamer is also a General Partner of Providence Ventures L.P. Mr. Creamer is a Director of Carrier1 International, Celpage, Inc., Epoch Networks Inc., Hubco S.A. and Wireless One Network L.P.

     John Malone joined us as a Director in April 2000. Dr. Malone has been Chairman of Liberty Media Corporation since 1990 and was former Chairman, Chief Executive Officer and President of Tele-Communications, Inc. Dr. Malone is a Director of Liberty Media Corporation, AT&T Corp., The Bank of New York, At Home Corporation, TCI Satellite Entertainment, Inc., UnitedGlobalCom, Inc., USANi LLC, and Cendant Corporation.

     Claude Mongeau joined us as a Director in January 2000. Mr. Mongeau is Senior Vice-President and Chief Financial Officer of CN. Prior to that appointment and since 1995, Mr. Mongeau was Vice-President, Strategic and Financial Planning of CN.

     Andrew Rush joined us as a Director in September 1999. Mr. Rush has been a Managing Director of DLJ Merchant Banking Partners, L.P. since January 1997. From 1992 to 1997 Mr. Rush was an officer of DLJ Merchant Banking Partners, L.P. and its predecessors. Mr. Rush currently serves as a member of the advisory board of Triax Midwest Associates, L.P. and as a member of the board of directors of Societe d'Ethanol de Synthese, Nextel Partners and American Tissue Inc.

     John Stanton joined us as a Director in April 2000. Mr. Stanton has been Chief Executive Officer and Chairman of Western Wireless Corporation and its predecessors since 1992 and of VoiceStream Wireless Corporation since it was formed in 1994. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular Communications, Inc. ("McCaw Cellular"), serving as Vice-Chairman from 1988 to September 1991 and as Chief Operating Officer from 1985 to 1988. Mr. Stanton is also a Director of Western Wireless Corporation, VoiceStream Wireless Corporation, Advanced Digital Information Corporation and Columbia Sportswear, Inc. Mr. Stanton served as a Director of McCaw Cellular from 1986 to 1994 and as a Director of LIN Broadcasting Corporation from 1990 to 1994, during which time it was a publicly traded company. In addition, Mr. Stanton is a trustee of Whitman College, a private college.

     Gene Sykes joined us as a Director in March 2000. Mr. Sykes has been a Managing Director of Goldman, Sachs & Co. since 1992. Mr. Sykes has been Co-head of the High Technology Group at Goldman, Sachs & Co. since 1997 and is currently Co-head of Goldman, Sachs & Co.'s, worldwide technology investing activities. Mr. Sykes currently serves as a Director of Priceline WebHouse Club.

     James Voelker joined us as a Director in July 1999. Mr. Voelker's career in telecommunications spans over 20 years and includes experience in many different segments of the industry in a variety of executive positions. Before joining us, Mr. Voelker was most recently the President and a Director of NEXTLINK Communications Inc. He has also been Vice Chairman and Chief Executive Officer of US Signal Inc., a Director of Phoenix Network Inc. and Vice Chairman of ALTS, the industry Association of Local Telephone Service providers. Mr. Voelker currently serves as a Director of Comdisco, Inc. and Epoch Networks, Inc.

Strategic Advisory Committee

     Our Strategic Advisory Committee advises us on network technology directions and helps us develop products and services to meet the requirements of our customers and capitalize on the convergence of telecommunications and high-bandwidth applications and services.

     The following persons are members of our Strategic Advisory Committee:

     Michael Dell
     Terence Matthews
     Rupert Murdoch
     Dr. Nathan Myhrvold
     Anthony Naughtin
     Denis O'Brien, Jr.

     Michael Dell has been Chairman and Chief Executive Officer of Dell Computer Corporation since May 1984.

     Terence Matthews founded Newbridge Networks Corporation in June 1986 and has served as Chairman and Chief Executive Officer since that time.

     Rupert Murdoch is the Chairman and Chief Executive Officer of News Corporation.

     Dr. Nathan Myhrvold is the former Chief Technology Officer of Microsoft Corporation.

     Anthony Naughtin founded InterNAP Network Services Corporation and has served as InterNAP's Chief Executive Officer since May 1996.

     Denis O'Brien, Jr., has been Chairman of Esat Telecom Group plc since its formation in 1996.

Arrangements with Respect to Directors' Nominations

     Under the terms of a shareholders' agreement among shareholders having the power to cast 95% of the total votes that may be cast by all outstanding shares, we agreed to set the maximum number of our board of directors at seventeen members and to nominate as directors:

     o one designee from each of our private equity investors, namely affiliates of Tyco International Ltd., Providence Equity Partners Inc., DLJ Merchant Banking Partners II L.P. ("DLJ") and GS Capital Partners III, L.P. ("GS Capital"), so long as, in each case, each investor continues to hold a prescribed number of our Subordinate Voting Shares;

     o Mr. Maffei together with two of his additional designees so long as he remains our Chief Executive Officer; and

     o    the balance from designees of a subsidiary of Ledcor Inc.

     Under the terms of the shareholders' agreement, each shareholder party to that agreement other than DLJ and GS Capital also agreed to vote for the foregoing nominees other than the respective designees of DLJ and GS Capital in connection with their election to our board of directors.

Item 11.   Compensation of Directors and Officers

     The following table sets forth the compensation that was paid by us during the fiscal year ending on December 31, 1999 and 1998, respectively, to our then Chief Executive Officer and the four individuals who were the most highly compensated executive officers during fiscal year 1999 (the "Named Executive Officers").



                                       Annual Compensation                     Long-Term Compensation
                                -----------------------------------  --------------------------------------------
                                                           Other                   Securities
                                                           Annual      Restricted  Underlying
                                                           Compen-       Stock       Options     LTIP   All Other
Name and Principal              Salary        Bonus        sation        Awards      Granted   Payouts   Compen-
Position              Year(1)     ($)          ($)         ($)            ($)          (#)       ($)     sation
------------------              -------      ----------    --------    ---------- -----------  -------  ---------

David Lede(2)........  1999            --          --          --       --         1,600,000   --        --
  Chief Executive      1998            --          --          --       --                --   --        --
  Officer
Ron Stevenson........  1999       157,312     350,000       7,619       --         1,600,000   --        --
  President            1998        78,045      59,417      13,722       --                --   --        --

Larry Olsen(3).......  1999       136,054     350,000          --       --         1,600,000   --       ----
  Vice Chairman &      1998        78,045      59,417       4,685       --                --   --
  Chief Financial
  Officer
Stephen Stow(4)......  1999       136,054     235,000          --       --         1,600,000   --        --
  Executive Vice-      1998        78,045      59,417       2,677       --                --   --        --
  President
Lionel Desmarais.....  1999       133,307     235,000       4,422       --         1,600,000   --        --
  Senior Vice-         1998        70,281      48,193       8,668       --                --   --        --
  President
Directors and
  Officers (as a       1999     1,108,086   1,535,510      36,970       --        11,520,000   --        --
  Group).............  1998       413,260     253,655      48,728       --                --   --        --

-----------

(1)  We commenced operations on May 31, 1998.

(2) We paid Ledcor Cdn.$200,000 per month under the management services agreement which commenced on May 31, 1998. David Lede, our Chairman, and Clifford Lede, our Vice-Chairman, do not receive remuneration from us for their services.

(3) The amounts indicated represent fees paid to a company wholly owned and controlled by Mr. Olsen.

(4) The amounts indicated represent fees paid to a company wholly owned and controlled by Mr. Stow and his spouse.

     The following table sets forth particular information concerning options with respect to shares granted to the Named Executive Officers during the fiscal year ended December 31, 1999:

Name                       Title and        Percent of     Exercise or       Unexercised          Expiration
                           Number of          Total        Base Price        Options at              Date
                           Securities     Options/SAR's     ($/Share)     December 31, 1999
                           Underlying       Granted to                    (#) Exercisable/
                          Options/SARs     Employees in                   Unexercisable(1)
                            Granted      Fiscal Year 1999
                              (#)              (%)
-----                    -------------   ----------------  ----------     --------------------   ----------------

David Lede............   1,600,000/nil         3.7            0.625       400,000/1,200,000      January 5, 2009
Ron Stevenson.........   1,600,000/nil         3.7            0.625       400,000/1,200,000      January 5, 2009
Stephen Stow..........   1,600,000/nil         3.7            0.625       400,000/1,200,000      January 5, 2009
Larry Olsen...........   1,600,000/nil         3.7            0.625       400,000/1,200,000      January 5, 2009
Lionel Desmarais......   1,600,000/nil         3.7            0.625       400,000/1,200,000      January 5, 2009

-----------

(1) The options are exercisable in four equal annual installments commencing on June 30, 1999.

Employment Agreement

     Mr. Maffei became our Chief Executive Officer effective January 18, 2000 pursuant to an employment agreement entered into on December 22, 1999. The employment agreement has a term ending on June 30, 2003, subject to annual extensions thereafter. Mr. Maffei will receive an initial salary of $150,000 per year and is entitled to participate in any executive bonus plan that we may adopt. If Mr. Maffei dies or becomes disabled during his employment, he will be entitled to receive a lump sum payment of $10 million. If Mr. Maffei's employment terminates otherwise than for cause, he will be entitled to receive a payment equal to three times his then base salary.

Compensation of Directors

     The independent directors, other than those designated by our private equity investors, will each receive a grant of options to purchase 25,000 Subordinate Voting Shares at fair market value at the time of their appointment and an annual grant of an additional 10,000 options each year thereafter, all of which options will vest over two years.


Item 12. Options to Purchase Securities from Registrant or Subsidiaries

     The following describes, as of May 31, 2000, our outstanding options granted under our 1998 Long Term Incentive and Share Award Plan to our executive officers, directors, employees and others:

                                                      Number of        Exercise Price
                                                  Subordinate Voting   Per Subordinate
                                                        Shares             Voting
                                                   Subject to Option       Share(1)            Expiry Date
                                                  ------------------   ----------------  ----------------------

Executive Officers (10 persons in total).........      11,360,000    $            0.625        January 5, 2009 to
                                                                                                    April 1, 2009
                                                          160,000    $             1.25             June 17, 2009
                                                          336,000    $             5.00          January 24, 2010
                                                          336,000    $            14.00            April 30, 2010
Directors who are not also executive officers           2,290,000    $            0.625        January 5, 2009 to
(Six persons in total)...........................                                                   June 16, 2009
Employees (611 persons in total).................      16,812,880    $            0.625        January 5, 2009 to
                                                                                                    June 16, 2009
                                                        8,150,400    $             1.25          June 17, 2009 to
                                                                                                November 30, 2009
                                                        5,864,500    $             5.00       January 24, 2010 to
                                                                                                   March 17, 2010
                                                        3,576,300    $            14.00         March 18, 2010 to
                                                                                                   April 30, 2010
Employees of affiliates other than subsidiaries         1,120,000    $            0.625           January 5, 2009
(61 persons in total)............................
                                                        2,065,600    $             1.25             June 17, 2009
                                                          290,000    $             5.00          January 24, 2009
                                                          140,000    $            14.00            April 30, 2010

-----------

(1) The market value is not determinable as the Subordinate Voting Shares were not publicly traded at the date of grant. We believe the exercise price represents the fair value of the Subordinate Voting Shares at the date of grant.


Item 13. Interest of Management in Certain Transactions

     Transactions with Ledcor

     Description of reorganization and related agreements

     Effective May 31, 1998, we entered into a series of agreements with Ledcor to purchase the equipment, fiber optic strands and some other assets related to the business of Ledcor Industries' telecommunications division. As part of the reorganization, we also entered into the construction services agreements to complete a construction project for Ledcor. Effective August 31, 1998, Ledcor transferred to us their 50% interest in 360-USA and, in March 2000, 360-USA became our wholly owned subsidiary.

     The material agreements we entered into with Ledcor in connection with the reorganization are as follows:

     Railplow. Effective May 31, 1998, the patent for the railplow which we use in connection with the construction of some portions of our network on railroad ROW were transferred to a subsidiary of Ledcor that we refer to as "Patent Co.," and we were concurrently granted a non-exclusive license for its use at our request. Effective December 1, 1998, one of our subsidiaries acquired 50% of the shares of Patent Co. Ledcor has agreed to cause Patent Co. to grant to us a royalty-free worldwide exclusive license for the use and other exploitation of the plow technology. The license will cease to be exclusive six months after a change of control of us. The shareholders agreement relating to Patent Co. provides that Ledcor and our subsidiary have the option to acquire the other party's shares of Patent Co. if the other party becomes insolvent, bankrupt or subject to a change of control.

     Management services agreement. We currently receive immaterial amounts of management staff, administrative and other support pursuant to a management services agreement with Ledcor. Under this agreement, prior to January 1, 2000 we reimbursed Ledcor for some of the related costs and paid a monthly fee of Cdn.$200,000. Beginning January 1, 2000, the Cdn.$200,000 monthly obligation was eliminated. This agreement is terminable at any time by either party.

     Employee services agreements. We were previously a party to two employee services agreements with Ledcor. Under these agreements, Ledcor provided us with personnel for the design, engineering, construction and installation of the network, and we reimbursed Ledcor for the direct costs of these personnel. These agreements have terminated.

     Construction Services Agreements. We were previously party to construction services agreements with Ledcor under which we agreed to provide fiber optic network construction services to Ledcor and fulfill Ledcor's fiber optic network construction commitments for some builds. We also agreed to procure the requisite insurance necessary for these builds and perform all work in strict compliance with the appropriate contract and applicable laws. In addition, we agreed to indemnify Ledcor for particular losses, liabilities, damages and claims that may arise under the agreements. In return, Ledcor paid us an amount equal to costs incurred plus 15% of our total costs. Either party may terminate these agreements at any time. Our obligations under these agreements were complete by the end of January 1999.

     Non-compete agreement. Ledcor has agreed not to compete with us in the business of developing or constructing fiber optic communications infrastructure for a period ending on the earlier of May 31, 2008 and six months after a change of control of us.

     Sale and transfer agreements. We entered into a series of agreements that transferred equipment and other assets of Ledcor Industries' telecommunications division including a minimum of 12 strands of dark fiber along Ledcor Industries' project across Canada and the northeast United States.

     Purchase of Shares of 360-USA

     Effective August 31, 1998, each of Ledcor and Mi-Tech transferred their 50% interest in 360-NI to 360-USA, a newly incorporated Nevada corporation. In exchange, each of Ledcor and Mi-Tech acquired 50% of the common shares of 360-USA. At the same time, Ledcor exchanged with 360-USA a promissory note in the amount of $3,915,000 payable by 360-NI to Ledcor for a promissory note of the same face value payable by 360-USA to Ledcor. In addition, Mi-Tech exchanged with 360-USA a promissory note in the amount of $7,231,230 payable by 360-NI to Mi-Tech for a promissory note of the same face value payable by 360-USA to Mi-Tech.

     In a subsequent series of transfers, also effective August 31, 1998, Ledcor transferred to us their shares of 360-USA and the $3,915,000 promissory note payable by 360-USA to Ledcor. In exchange, we issued additional shares and a promissory note of the same face value to Ledcor.

     In March 2000, we agreed with Mi-Tech to acquire its remaining 25% interest in 360-USA for 22,285,714 Subordinate Voting Shares.

     Acquisition, construction and construction management of fiber optic network assets

     On September 27, 1999, we concluded a transaction with Ledcor whereby we acquired particular fiber optic network assets in consideration of the issue of 72,000,000 of our Class C Multiple Voting Shares. In addition, we assumed defined rights and obligations under build agreements with a third party, including obligations relating to the completion of those builds and particular support structure, maintenance, license and access and underlying rights obligations.

     On August 4, 1999, we reached an agreement with Ledcor whereby Ledcor would construct communications shelters on various segments of our network builds for approximately $4.3 million.

     On June 25, 1999, we concluded a transaction with Ledcor whereby Ledcor would complete an approximate 156-mile portion of the fiber optic build between Portland and Sacramento for approximately $23.7 million.

     Effective as of May 1, 1999, we concluded a transaction with Ledcor whereby personnel of Ledcor who were involved in the designing and planning of the 360atlantic cable stations will oversee management and supervision of construction of these facilities for a fee of approximately $1.7 million.

     Canadian Telecommunications Arrangement

     On April 17, 2000 we concluded a series of transactions to transfer our Canadian telecommunication transmission facilities and certain related facilities to Urbanlink. The assets were transferred at fair market value which was approximately $16 million. The consideration for the transfer was the non-voting participating shares described below. For accounting purposes the transfers were undertaken at carrying value which was approximately $6.4 million. The arrangement allowed us to issue voting, as opposed to non-voting, shares in connection with our initial public offering and allows us to more easily expand our operations globally through acquisitions. A subsidiary of Ledcor owns 66 2/3% of the voting non-participating shares and 49% of the non-voting participating shares of the holding company which wholly owns Urbanlink, and we own 33 1/3% of the voting non-participating shares and 51% of the non-voting participating shares of that company. The share ownership of Ledcor, including the controlling interest owned by David and Clifford Lede, directors of 360networks, is described under Item 4, Control of Registrant. To acquire its non-voting participating shares, a subsidiary of Ledcor contributed Subordinate Voting Shares of 360networks. Concurrent with the closing of the arrangement we entered into certain non-exclusive resale arrangements with Urbanlink, under which we will receive bandwidth capacity for resale purposes, a NOC Operating Agreement pursuant to which Urbanlink will operate the Vancouver NOC and a Shareholders Agreement with the subsidiary of Ledcor that requires us to purchase the shares of the holding company in the event of a change in the Telecommunications Act (Canada) that eliminates the requirement that Canadian telecommunications carriers be owned and controlled by Canadians. Although the value of future transactions under these agreements cannot be ascertained now, the agreements have been negotiated to reflect fair market terms. We will contribute certain telecommunications assets under construction to Urbanlink in the future and a subsidiary of Ledcor will contribute additional Subordinate Voting Shares at values to be determined in the future.

     Leases

     Ledcor leases our facilities in Toronto to us for approximately $881,000 per year under agreements that expire in 2009.

     Background of Ledcor

     Ledcor, established in 1947, is among the largest diversified construction companies in Canada and has substantial experience as a construction contractor in the United States. Ledcor's core business activities, in addition to the activities of the telecommunications division, are pipeline and civil construction and diversified contracting, including major commercial and industrial buildings and industrial and mining projects. Ledcor reported revenues of more than Cdn.$900 million for the fiscal year ended August 31, 1999 from all activities, with significant contribution from the telecommunications division.

     Ledcor began designing, engineering and constructing buried long distance power generation and fiber optic telecommunications systems more than ten years ago and has installed fiber optic cable networks on a contract basis for numerous telecommunications companies, including Bell Canada, MTS Netcom Inc., AT&T,

AT&T Canada, Alaska Fiber Star, fONOROLA Inc., Mi-Link Communications, LLC, Champlain Telephone Company and World Net Communications Inc.

     In 1996, Ledcor installed its first fiber optic cable as a developer between the cities of Edmonton and Calgary, Alberta. Ledcor sold fiber strands of this cable, on a "condominium" basis prior to construction, to fONOROLA, Sprint Canada and AT&T Canada. After the successful completion of this project, Ledcor began, as a developer, the first trans-Canadian fiber optic cable network.

     The foundation of Ledcor's success and growth over the last 52 years has been built on the strength of its dedicated people, ability to control costs and its conservative but entrepreneurial approach to business. Ledcor believes it has maintained an excellent reputation for the quality of its products and services in its markets and enjoys substantial repeat business from major customers.

     Transactions with Canadian National

     In March 2000, we acquired the minority interest of each of 360-CN and IC LLC, as a result of which we issued to CN 14,920,866 Subordinate Voting Shares (to be reduced to 11,428,571 shares based on our initial public offering price of $14.00 per share). In addition, Claude Mongeau, a Senior Vice-President and the Chief Financial Officer of CN, is one of our directors.

     Purchase of Shares by Chief Executive Officer

     On December 22, 1999, Gregory Maffei purchased 52,160,000 of our Subordinated Voting Shares and 9,840,000 of our Multiple Voting Shares for $77.5 million, representing approximately 8% of our total equity diluted on a fully diluted basis. To facilitate the sale, we advanced an amount equal to the purchase price to Mr. Maffei under a limited recourse note maturing on December 22, 2005. The note will mature, in whole or in part, as a result of the sale of our shares by Mr. Maffei or Mr. Maffei's ceasing to be employed by us.

     We have the right to repurchase certain of Mr. Maffei's shares at the original purchase price plus the pro rata amount of interest accrued on the note in the event Mr. Maffei's employment with us is terminated before June 30, 2003. In addition, Mr. Maffei has the right to require the repurchase of some or all of his shares by us or, at our option, Worldwide Fiber Holdings Ltd.

     Irrevocable Rights to Buy

     Larry Olsen, our Vice Chairman and Chief Financial Officer, and Madison Square Inc. (a corporation owned by the Stephen Stow (1995) Family Trust, of which Stephen Stow, our Managing Director, Asia, is one of the beneficiaries), ("Madison Square"), each presently has the irrevocable right to acquire from Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership up to 5% of our shares owned by each of them and to participate pro rata in sales of shares made by those entities. Mr. Olsen and Madison Square have exercised their rights to participate in certain private equity sales made by Ledcor in the first half of 2000.

                                     PART II


Item 14. (NOT APPLICABLE)

                                    PART III


Item 15. (NOT APPLICABLE)


Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     A two-for-one stock split became effective on April 14, 2000 resulting in one additional share being issued to shareholders for each share held by shareholders of record on April 14, 2000. We also had an eight-for-one stock split effective November 24, 1999 resulting in seven additional Class A Non-Voting Shares being issued to shareholders for each Class A Non-Voting Share held by shareholders of record on November 24, 1999.

     In April 2000, in connection with our initial public offering, we continued the corporation under the laws of Nova Scotia, Canada and filed a new Memorandum of Association and Articles of Association in connection with the continuation. Our share capital was reorganized so that it consists of the following classes of shares:

     o    Subordinate Voting Shares;

     o    Multiple Voting Shares; and

     o    Preferred Shares, issuable in series.

We are authorized to issue 500 billion shares of each of the foregoing classes.

     Our Subordinate Voting Shares and Multiple Voting Shares are identical except that:

     o each Subordinate Voting Share entitles the holder to one vote and each Multiple Voting Share entitles the holder to ten votes; and

     o each Multiple Voting Share is convertible at the option of the holder into one Subordinate Voting Share.

     The following share conversions and steps to reorganize our capital occurred, resulting in the share capital structure described above:

     o the holders of our existing Class B Subordinate Voting Shares caused us to convert their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares were canceled;

     o the Series A Non-Voting Preferred Shares were converted into Class A Non-Voting Shares, and all of the authorized but unissued Series A Non-Voting Preferred Shares, Series B Subordinate Voting Preferred Shares and Series C Redeemable Preferred Shares were canceled;

     o our existing Class A Non-Voting Shares were redesignated as Subordinate Voting Shares and their share conditions were amended to provide the holders with one vote per share and otherwise attach those rights and attributes of our Subordinate Voting Shares;

     o our existing Class C Multiple Voting Shares were redesignated as Multiple Voting Shares and their share conditions were amended to provide the holders with ten votes per share; and

     o a class consisting of 500,000,000,000 Preferred Shares, issuable in series, was authorized and created.

     On April 26, 2000, we and a selling shareholder completed the initial public offering of an aggregate of 46,275,000 of our Subordinate Voting Shares pursuant to a registration statement on Form F-1 (File 333-95621) filed by us and declared effective by the Commission on April 19, 2000. The underwriters exercised their over-allotment option to purchase from us an additional 6,941,250 shares, which sale was completed on May 10, 2000. All of the Subordinate Voting Shares were sold. The aggregate purchase price of the 51,566,250 Subordinate Voting Shares offered and sold by us was $722 million. The aggregate purchase price of the 1,650,000 Subordinate Voting Shares offered and sold by the selling shareholder was $23 million. None of the proceeds from the sale by the selling shareholder were received by us. The net proceeds to us (after deducting estimated offering expenses) from the sale of the Subordinate Voting Shares offered by us were $679 million. The co-lead underwriters for our initial public offering were Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation. The expenses incurred in connection with the issuance and distribution of the Subordinate Voting Shares from and subsequent to the effective date of the registration statement do not relate to the reporting period of this annual report.

     All of the net offering proceeds to us have been temporarily invested in high-quality investments.


                                     PART IV


Item 17. Financial Statements

     We have elected to provide financial statements pursuant to Item 18.


Item 18. Financial Statements

     The consolidated financial statements of 360networks inc, together with the report thereon of PricewaterhouseCoopers LLP dated February 25, 2000, except for note 15 which is as of March 20, 2000, appearing on pages F-2 to F-27 in Amendment No.2 to our Registration Statement on Form F-1 (No. 333-95621), filed with the Commission on April 18, 2000, are incorporated by reference in this annual report. The consolidated financial statements of Worldwide Fiber (USA), Inc., together with the report thereon of PricewaterhouseCoopers LLP dated March 12, 1999 appearing on pages F-28 to F-36 in Amendment No. 2 to our Registration Statement on Form F-1 (No. 333-95621), filed with the Commission on April 18, 2000, are incorporated by reference in this annual report. The consolidated financial statements of our predecessor division, the telecommunications division of Ledcor Industries Limited, together with the report thereon of Deloitte & Touche LLP dated November 30, 1998, appearing on page F-37 to F-47 in Amendment No.2 to our Registration Statement on Form F-1 (No. 333-95621), filed with the Commission on April 18, 2000, are incorporated by reference in this annual report.

     All financial statements herein are stated in accordance with generally accepted accounting principles in the United States.

Item 19. Financial Statements and Exhibits

     (a) Financial Statements


          360networks inc. Audited Financial Statements for the Period Ended December 31, 1998 and Year Ended December 31, 1999

               o    Auditors' Report
               o    Consolidated Balance Sheets
               o    Consolidated Income Statements
               o    Consolidated Statements of Changes in Shareholders' Equity
               o    Consolidated Statements of Cash Flows
               o    Notes to Consolidated Financial Statements

          Worldwide Fiber (USA), Inc. Audited Financial Statements for the Period Ended December 31, 1998

               o    Report of Independent Accountants
               o    Consolidated Income Statement
               o    Consolidated Statement of Changes in Shareholders' Equity
               o    Consolidated Statement of Cash Flows
               o    Notes to Consolidated Financial Statements

          Ledcor Industries Limited--Telecommunications Division

               o    Auditors' Report
               o    Divisional Balance Sheet
               o    Divisional Statements of Operations and Retained Earnings
               o    Divisional Statements of Cash Flows
               o    Notes to the Divisional Financial Statements

     (b) Exhibits filed with this submission

          23.1 Consent of PricewaterhouseCoopers LLP, Independent Auditors
          23.2 Consent of Deloitte & Touche LLP, Independent Auditors
          99.1 Financial statements of 360networks inc., Worldwide Fiber (USA), Inc. and Ledcor Industries Limited--Telecommunications Division (incorporated herein by reference to Amendment No. 2 to the Form F-1 Registration Statement (No. 333-95621) of the registrant filed with the Commission on April 18, 2000)

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  360NETWORKS INC.


                                  /s/  GREGORY MAFFEI
                                  -----------------------------------
                                  Gregory Maffei
                                  President and Chief Executive Officer

Date:  June 19, 2000

                                INDEX TO EXHIBITS

    Exhibit No.      Description

     23.1 Consent of PricewaterhouseCoopers LLP, Independent Auditors
     23.2 Consent of Deloitte & Touche LLP, Independent Auditors
     99.1 Financial statements of 360networks inc., Worldwide Fiber (USA), Inc. and Ledcor Industries Limited--Telecommunications Division (incorporated herein by reference to Amendment No. 2 to the Form F-1 Registration Statement (No. 333-95621) of the registrant filed with the Commission on April 18, 2000)