Form 20-F
period 2000-12-31
360NETWORKS INC
filed 2001-05-22
CIK 1084587

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------

                                   FORM 20-F

/ / Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, or

/X/  Annual Report pursuant to Section 13 or 15(d) of the
     Securities Exchange Act of 1934, or
             FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         ------------------------------

                        COMMISSION FILE NUMBER 001-15841

                                     [LOGO]

                                360NETWORKS INC.

                           (Exact name of Registrant)

                              NOVA SCOTIA, CANADA
                (Jurisdiction of incorporation or organization)

                   1500-1066 WEST HASTINGS STREET, VANCOUVER,
                        BRITISH COLUMBIA, CANADA V6E 3X1

                    (Address of principal executive offices)

                                 (604) 681-1994

                        (Registrant's telephone number)

                         ------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

             SUBORDINATE VOTING SHARES                            NASDAQ NATIONAL MARKET
                                                                  TORONTO STOCK EXCHANGE
                 (Title of class)                       (Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report. 738,244,168 SUBORDINATE VOTING SHARES, 81,840,000 MULTIPLE VOTING SHARES AND 700,000 SERIES 1 PREFERRED SHARES WERE ISSUED AND OUTSTANDING AT
DECEMBER 31, 2000.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES /X/ No / /

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

FULL U.S. GAAP BASED FINANCIAL STATEMENTS ARE PRESENTED IN ITEM 8.A.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

BASIS OF PRESENTATION

This annual report on Form 20-F for the period ended December 31, 2000 is presented in United States dollars and has been prepared from consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360NETWORKS INC.

FORWARD LOOKING INFORMATION

This document may contain forward looking statements that involve a number of risks and uncertainties. A forward looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. A number of factors could cause our actual results, performance, achievements or industry results to vary from the results, performance or achievements expressed or implied by our forward looking statements. These factors are intended to include: general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to attract additional capital; our ability to attract and retain our customer base; future sales of stock which could affect our share price; technological change; competition; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors.

In addition, forward looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward looking statements due to future events or developments.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
                                            PART I

ITEM 1                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS         4

ITEM 2                  OFFER STATISTICS AND EXPECTED TIMETABLE                       4

ITEM 3                  KEY INFORMATION

                        A.  Selected Financial Data                                   5
                        B.  Capitalization and Indebtedness                           6
                        C.  Reasons for the Offer and Use of Proceeds                 6
                        D.  Risk Factors                                              6

ITEM 4                  INFORMATION ON THE COMPANY

                        A.  History and Development of the Company                    20
                        B.  Business Overview                                         21
                        C.  Technology                                                23
                        D.  Organizational Structure                                  24
                        E.  Property and Equipment                                    24

ITEM 5                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS
                        A.  Operating Results                                         25
                        B.  Liquidity and Capital Resources                           28
                        C.  Market and Credit Risk Disclosures                        29
                        D.  Accounting Pronouncements                                 29
                        E.  Research, Development, Patents and Licenses, etc.         30
                        F.  Trend Information                                         30

ITEM 6                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        A.  Directors and Senior Management                           31
                        B.  Compensation                                              38
                        C.  Board Practices                                           41
                        D.  Employees                                                 42
                        E.  Share Ownership                                           42

ITEM 7                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                        A.  Major Shareholders                                        45
                        B.  Related Party Transactions                                46
                        C.  Interests of Experts and Counsel                          47

ITEM 8                  FINANCIAL INFORMATION

                        A.  Financial Statements                                      48
                        B.  Significant Changes                                       88

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

                                                                                        PAGE
                                                                                      --------
ITEM 9                  THE OFFER AND LISTING

                        A.  Offer and Listing Details                                 89
                        B.  Plan of Distribution                                      90
                        C.  Markets                                                   90
                        D.  Selling Shareholders                                      90
                        E.  Dilution                                                  90
                        F.  Expenses of the Issue                                     90

ITEM 10                 ADDITIONAL INFORMATION

                        A.  Share Capital                                             91
                        B.  Memorandum and Articles of Association                    91
                        C.  Material Contracts                                        96
                        D.  Exchange Controls and Other Limitations Affecting
                        Security Holders                                              101
                        E.  Taxation                                                  103
                        F.  Dividends and Paying Agents                               107
                        G.  Statements by Experts                                     107
                        H.  Documents on Display                                      107
                        I.   Subsidiary Information                                   108

ITEM 11                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK    111

ITEM 12                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES        111

                                           PART II

ITEM 13                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES               111

ITEM 14                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                        USE OF PROCEEDS                                               111

ITEM 15                 RESERVED                                                      111

ITEM 16                 RESERVED                                                      111

                                           PART III

ITEM 17                 FINANCIAL STATEMENTS                                          111

ITEM 18                 FINANCIAL STATEMENTS                                          111

ITEM 19                 EXHIBITS                                                      112

                        SIGNATURE                                                     116

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31
(MILLIONS OF US DOLLARS EXCEPT PER SHARE AMOUNTS) (US GAAP)     2000             1999
                                                                                                1998(1)
--------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
REVENUE                                                        $  511           $  360           $  164
OPERATING EXPENSES
  Costs                                                           325              251              147
  Selling, general and administration                              94               22                2
    Stock-based compensation                                      258                7               --
  Depreciation and amortization                                    56                3                1
                                                              ------------------------------------------
                                                                 (222)              77               14
INTEREST EXPENSE - net                                             75               16               --
OTHER EXPENSE (INCOME)                                             15               --               (1)
PROVISION FOR INCOME TAXES                                         41               30                6
MINORITY INTEREST                                                   2                7               --
                                                              ------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                               $ (355)          $   24           $    9
                                                              ==========================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES (MILLION)                718              327               21
INCOME (LOSS) PER SHARE
  Basic and Diluted                                            $(0.55)          $(0.03)          $ 0.43

                                                                             DECEMBER 31
                                                                2000             1999             1998
--------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
CASH(2)                                                       $   507          $   521           $ 156
OTHER CURRENT ASSETS                                              873              378              57
PROPERTY AND EQUIPMENT - net                                      746               77               4
OTHER ASSETS                                                    3,470              335              19
                                                              ------------------------------------------
                                                              $ 5,596          $ 1,311           $ 236
                                                              ==========================================
CURRENT LIABILITIES                                           $   857          $   244           $  42
OTHER LIABILITIES                                                  54                3              --
LONG TERM DEBT                                                  1,895              675             175
MINORITY INTEREST                                                  --                9               1
PREFERRED STOCK                                                   707              350              --
CAPITAL STOCK                                                   2,494              292               7
OTHER CAPITAL ACCOUNTS                                             22             (221)              2
RETAINED EARNINGS (DEFICIT)                                      (433)             (41)              9
                                                              ------------------------------------------
                                                              $ 5,596          $ 1,311           $ 236
                                                              ==========================================

(1) The Company was incorporated on February 5, 1998 and began its operations on June 1, 1998.

(2) Cash includes cash, cash equivalents and restricted cash.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

IN ADDITION TO THE RISKS DESCRIBED BELOW, YOU SHOULD ALSO CAREFULLY CONSIDER ANY RISKS THAT MAY BE DESCRIBED IN OTHER FILINGS WE MAKE WITH THE SEC.

RISKS CONCERNING OUR FINANCIAL CONDITION

IF WE DO NOT RAISE ADDITIONAL CAPITAL WE WILL BE REQUIRED TO MAKE FURTHER REVISIONS TO OUR BUSINESS PLAN AND MAY NEED TO SEEK OTHER ALTERNATIVES IN ORDER TO MEET OUR OBLIGATIONS.

To implement our revised business plan, we estimate that we will require additional working capital of $300 million beginning in the third quarter of 2001 in the form of either additional indebtedness or equity. We are presently negotiating with certain of our shareholders to obtain this capital; however, we may not be successful in completing this financing on terms that are acceptable to us or at all. If we raise additional funds through the issuance of equity or debt securities that have rights senior to those of our shareholders, our shareholders may experience additional dilution or may lose other rights.

It is possible that our capital needs will be greater than we presently estimate due to a variety of circumstances. These circumstances include the need to secure and retain customers for our network capacity, the cost of developing our network and the incurrence of costs associated with the implementation of our revised business plan, including costs which may be associated with the suspension of funding of our planned Asian projects, 360PACIFIC and 360ASIA. Our inability to raise additional capital would require us to make further revisions to our business plan and may cause us to seek other alternatives. If we are not successful in obtaining this financing or making other alternative arrangements, we may not be able to meet our financial obligations, including our obligations under our existing indebtedness, capital expenditure requirements or working capital needs.

GIVEN OUR NEGATIVE CASH FLOWS WHILE OUR NETWORK IS BEING BUILT, YOU SHOULD CONSIDER AN INVESTMENT IN US TO BE HIGHLY SPECULATIVE.

For the year ended December 31, 2000 and the three months ended March 31, 2001 we sustained losses of $355 million and $106 million respectively. Until our network development is complete, we will spend more money building our network and expanding our network services than we will receive from exploiting it. Accordingly, we expect to experience negative cash flows after capital expenditures during network development. The exploitation of our network, including the sale of fiber and network services, may not result in an adequate revenue base to meet our debt service obligations or to generate profitability or positive cash flow. Continued negative cash flow may restrict our ability to pursue our business strategy.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

THE ANTICIPATED COSTS OF OUR CURRENT AND FUTURE PROJECTS MAY BE EXCEEDED AND THESE PROJECTS MAY NOT COMMENCE OPERATIONS WITHIN THE CONTEMPLATED SCHEDULES, OR AT ALL.

Our success will depend, to a significant degree, upon our ability to secure a market for our network capacity, to raise additional financing, to expand the range of services we offer and to obtain and maintain contractual and other relationships with telecommunications companies, Internet service providers, application service providers, storage service providers and other datacentric organizations. The expansion of our services will include the provision of various network services to carriers and other service providers. If a market does not develop for our new services, or implementing these services is not technically or economically feasible, or we cannot successfully develop or market them or we cannot operate and maintain our new services profitably our operations would be materially and adversely affected.

In order to reach our operating and financial goals, we must substantially increase the current volume of traffic on our network. If we do not develop long-term commitments with new large-volume customers as well as maintain our relationships with current customers, we will be unable to increase traffic on our network, which would adversely affect our profitability.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR DEBT INSTRUMENTS.

At May 17, 2001 we had outstanding indebtedness of approximately $2.8 billion requiring annual debt service payments of approximately $290 million at current interest and exchange rates. Our substantial indebtedness could have important consequences to you. For example, it could:

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to fund future capital expenditures, working capital and other general corporate requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the availability of cash flow to fund capital expenditures, working capital and other general corporate purposes;

    - make it more difficult for us to make interest and principal payments on our indebtedness, which would be a default under our indentures;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

    - place us at a competitive disadvantage compared to our competitors that have less debt.

If our cash flow and capital resources are not sufficient to repay any indebtedness under our debt instruments and any other debt that we may incur in the future, and we cannot obtain alternative financing, we may be forced to reduce or delay the completion or expansion of our network, sell some of our assets, obtain additional equity capital or refinance or restructure our debt.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

IN ADDITION TO THE FINANCING WE HOPE TO SECURE FROM OUR EXISTING SHAREHOLDERS AND DESPITE OUR CURRENT DEBT LEVEL, WE AND OUR SUBSIDIARIES MAY INCUR SUBSTANTIALLY MORE DEBT IN COMPLETING OR EXPANDING OUR NETWORK. FAILURE TO OBTAIN SUCH DEBT OR INCREASING OUR DEBT COULD WORSEN THE RISKS DESCRIBED ABOVE.

If additional debt is incurred, the risks mentioned above that are associated with our substantial debt will increase. We may need additional capital to complete the development of our network and fulfill our long-term business strategies. The terms of our credit facilities and indentures restrict our ability to and the purposes for which we may incur additional indebtedness. Our ability to arrange financing and the cost of financing depend upon many factors, including:

    - general economic and capital markets conditions, and in particular the non-investment grade debt market;

    - conditions in the telecommunications industry;

    - investor confidence and credit availability from banks or other lenders;

    - the success of our network;

    - provisions of tax and securities laws that affect raising capital; and

    - regulatory developments.

Our inability to raise additional funds would have an adverse effect on our ability to expand or complete the network. If we decide to raise additional funds through the incurrence of debt, we may become subject to additional or more restrictive financial covenants. In addition, we have incurred additional debt that is secured by our assets and therefore those assets will be available to other creditors before they are available to you.

We have obtained $400 million of credit facilities to finance a portion of the 360americas project. That indebtedness has been or will be incurred by a subsidiary of ours without recourse to us. If we were to incur additional debt at the 360NETWORKS' level in order to contribute to the financing a portion of 360americas it would further increase the risks associated with our substantial debt.

WE MAY BE UNABLE TO REPAY OUR INDEBTEDNESS IF THERE IS AN EVENT OF DEFAULT.

If an event of default occurs under any of our credit facilities or indentures, the lenders under the credit facilities and the holders of our notes could elect to declare all amounts outstanding under the credit facilities and our notes, along with accrued and unpaid interest, to be immediately due and payable. Our ability to meet applicable financial ratios could be affected by events beyond our control, we may not be able to comply with these provisions. A breach of any of these covenants could result in a default under our credit facilities and/or indentures. If we were unable to repay any of these amounts, the lenders could proceed against any collateral securing the indebtedness. If the lenders under existing or future credit facilities were to accelerate the payment of the indebtedness, there would be no assurance that our assets at the time would be sufficient to repay in full this indebtedness or any of our other indebtedness.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of items required in our operations.

RISKS CONCERNING OUR BUSINESS OPERATIONS

WE HAVE LIMITED EXPERIENCE IN THE OFFERING OF BANDWIDTH AND VALUE ADDED NETWORK SERVICES AND THIS COULD INCREASE OUR RISK OF FAILURE.

An increasing portion of our revenues will be derived through our offering of bandwidth and value added network services, including colocation services. We have limited experience offering these services.

Operation of our systems requires highly skilled labor, along with the integration of complex and highly specialized hardware and software technologies and equipment. The failure of our systems to function as required could render the network or a portion of the network unable to perform as expected.

GIVEN OUR LIMITED OPERATING HISTORY, YOU SHOULD CONSIDER OUR SECURITIES TO BE A HIGHLY SPECULATIVE INVESTMENT.

You have limited historical financial information upon which to base your evaluation of our performance and an investment in our securities. Before
June 1998 we conducted business as the telecommunications division of Ledcor Industries Limited. Our financial results are not directly comparable to theirs. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development.

WE MAY BE UNABLE TO DEVELOP AND EXPAND OUR NETWORK.

Successful implementation of our business strategy depends on numerous factors beyond our control, including economic, competitive and other conditions and uncertainties, the ability to obtain licenses, permits, franchises and rights-of-way on reasonable terms and conditions and the ability to hire and retain qualified personnel. Adverse economic or competitive conditions or the failure to obtain the necessary authorizations or to hire and retain qualified personnel could prevent or delay the completion of all or part of our network or increase completion costs. In order to implement our proposed business strategy, we must accomplish the following in a timely manner at a reasonable cost and on acceptable conditions:

    - obtain continued access to capital markets;

    - design, engineer and operate fiber networks;

    - install fiber optic facilities, transmission equipment and related infrastructure;

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

    - acquire additional rights-of-way;

    - attract and retain high-quality operating personnel and management;

    - obtain required regulatory approvals, favorable interconnection terms and local access in a timely manner;

    - swap, lease, purchase or obtain other contractual rights in additional fiber optic facilities; and

    - continue to implement and improve our operational, financial and accounting systems.

In addition, construction of future networks entails significant risks, including:

    - management's ability to effectively control and manage these projects;

    - shortages of materials, equipment or skilled labor;

    - unforeseen engineering, environmental or geological problems; and

    - work stoppages, weather interference, floods and unanticipated cost increases.

NETWORK DISRUPTIONS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

The sale or lease of network services will require the addition of transmission equipment to our network. Given the complexity of our network, digital signals may become lost or distorted, which may cause significant losses to our customers. Our network may also contain undetected design faults and software "bugs" that, despite testing, may be discovered only after the network has been completed and is in use. The failure of any equipment or facility on our network could result in the interruption of customer service until we make necessary repairs or install replacement equipment and have an adverse impact on our revenues and our ability to secure customers in the future. We do not possess adequate insurance to guard against the losses we could incur as a result of the factors enumerated above.

In those cases where we acquire capacity from others, we must rely on those parties to meet their contractual commitments to provision our circuits and those of our customers in a timely manner and to maintain service levels that are competitive and marketable to customers. Where we utilize off-net services, there may be delays in determining where network outages and failures occur, and this may delay restoration of network services.

Success in marketing our services to our customers requires that we provide high reliability bandwidth and a secure network. Our network and facilities and the infrastructure upon which we depend are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. Significant or lengthy outages could result in termination or liquidated damages under our contracts with our customers or undermine our customers' confidence in our fiber optic network and injure our business reputation.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

WE WILL ENCOUNTER ADDITIONAL RISKS AS WE PURSUE INTERNATIONAL BUSINESS OPPORTUNITIES.

Our strategy includes the development and provision of fiber optic networks and network services outside of North America. In particular, we are developing the 360atlantic and 360americas undersea cable systems and connecting networks in Europe, South America and Asia, including the acquisition and development of colocation and Internet exchange facilities in Europe, South America and Asia.

The risks associated with our international plans, including our expansion into Europe, South America and Asia include:

    - required compliance with a variety of foreign laws and regulations;

    - difficulties in enforcing agreements and collecting receivables through foreign legal systems;

    - regulatory requirements, tariffs, customs, duties and other trade barriers which may prohibit us from providing or impair our ability to provide service;

    - difficulties in obtaining cable landing licenses in North America and foreign jurisdictions;

    - difficulties in staffing and managing operations in multiple foreign jurisdictions;

    - political risks;

    - fluctuations in the currency exchange and restrictions on the repatriation of earnings;

    - delays from customs brokers or government agencies;

    - potentially adverse tax consequences resulting from operating in multiple countries with different laws and regulations;

    - an economic downturn in the countries in which we expect to do business;
      and

    - change in laws and regulations relating to foreign trade and investment.

Furthermore, the international rates customers are charged are likely to decrease in the future for many reasons, including increased competition between existing providers, increased competition with new providers in the international markets and additional strategic alliances or joint ventures among large international providers that facilitate targeted pricing and cost reductions. We cannot assure you that we will be successful in overcoming these risks or any other problems arising from operating in international markets.

RELIANCE ON SUPPLIERS COULD ADVERSELY AFFECT US.

We use suppliers to build certain portions of our terrestrial and undersea cable systems and to provide capacity on certain routes. We plan to continue to use suppliers to complete the network. The failure of the suppliers to complete their activities in a timely manner, within anticipated budgets and in accordance with our quality standards and performance criteria could have a material adverse effect on our business, financial condition and results of operations, if, as a result, the completion of our network or implementation of customer service is

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

delayed or becomes more costly. We from time to time enter into arrangements which give these suppliers a preferential right to supply certain elements of our network. These arrangements may limit our flexibility in dealing with other suppliers which may adversely affect our ability to compete.

WE ARE CONTROLLED BY LEDCOR AND RELY ON IT FOR PARTICULAR THINGS. LEDCOR'S INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

Ledcor Inc. or its subsidiaries, excluding 360NETWORKS ("Ledcor") has the ability to control our affairs and business. Ledcor also controls Urbanlink, which owns certain Canadian telecommunications facilities used by us. It is possible that Ledcor's interests could conflict with your interests. In addition, Ledcor may have an interest in causing us or Urbanlink to pursue transactions that may enhance the value of Ledcor's equity investment in us or in Urbanlink, even though these transactions may involve greater risks to you.

Urbanlink's interests could also conflict with our interests. In addition, because we have no control over Urbanlink's operations, there can be no assurance that Urbanlink will continue to supply us with fiber optic transmission facilities and services should we require these facilities and services from Urbanlink in the future.

Ledcor has agreed not to compete with us in the business of developing or constructing fiber optic communications infrastructure for a period ending on the earlier of May 31, 2008 and six months after a change of control of us. Ledcor has also agreed to grant to us a worldwide exclusive license for the use and other exploitation of the railplow technology. The license will cease to be exclusive six months after a change of control of us. As a result, if a change of control of us were to occur, Ledcor would be legally entitled to compete with us and to grant a license for the use and other exploitation of the railplow technology to competitors of ours.

OUR BUSINESS IS VERY COMPETITIVE AND INCREASED COMPETITION COULD ADVERSELY AFFECT US.

The telecommunications industry is extremely competitive, particularly concerning price and service.

Some of our competitors have already made substantial long-term investments in the construction of fiber optic networks, the acquisition of bandwidth and the development of colocation facilities. Some of these competitors have substantially greater resources and more experience than we do and could directly compete with us in marketing fiber assets or network services.

Competition could materially and adversely affect our operations.

A FAILURE TO OBTAIN OR MAINTAIN APPROPRIATE RIGHTS-OF-WAY COULD DELAY THE COMPLETION OF OUR NETWORK AND INCREASE OUR COST.

We may not be successful in obtaining additional rights-of-way and other permits required to provide network infrastructure and services from parties such as railroads, utilities, highway authorities and governments and transit authorities. After we have obtained rights-of-way, we may not be able to maintain them. Some of our rights-of-use or permits may be short-term or revocable at will. Some rights-of-use or permits may require

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

regulatory filings or may be subject to legal challenge by third parties such as municipal governments, aboriginal citizens or land owners concerning rights-of-way granted for specific purposes.

In addition, in the United States, landholders that granted rights-of-way to some railroad companies in the past have filed class action lawsuits against communications carriers that received rights-of-way from railroad companies. The rights-of-way challenged in these class action lawsuits are similar to some of the rights-of-way underlying indefeasible rights of use granted to us and some of the rights-of-use that we use to build our network. We have been named as a defendant in a class action lawsuit, challenging our rights of use along certain rights-of-way allegedly of this nature. Loss of substantial rights and permits or loss of the ability to use these rights-of-way or the failure to enter into or maintain required arrangements for the network could have a material adverse effect on our business, financial condition and results of operations, if, as a result, the completion of our network is delayed or becomes more costly.

RISKS CONCERNING OUR INDUSTRY

WE ANTICIPATE THAT PRICES FOR NETWORK SERVICES AND FIBER ASSETS WILL DECLINE.

We anticipate that prices for our products and services specifically, and network transmission capacity in general, will continue to decline over the next several years, due primarily to the following:

    - price competition as various network providers complete construction of networks that will compete with our network;

    - installation by us and our competitors of fiber capacity in excess of actual demand and technological advances that enable substantial increases in the transmission capacity of both new and existing fiber optic networks; and

    - strategic alliances or similar transactions, such as long distance capacity purchasing alliances, that increase our customers' purchasing power.

RISKS CONCERNING TELECOMMUNICATIONS REGULATION

REGULATORY MATTERS COULD IMPACT OUR ABILITY TO CONDUCT OUR BUSINESS.

Our need to comply with government regulation could impact our ability to conduct our business.

We have operations based in the United States, Canada, Europe, Asia, Bermuda, Barbados and South America. Because our operations in these jurisdictions are subject to government regulation that, in some instances, is extensive, delays in receiving required regulatory approvals may slow our growth or impact our ability to conduct our business. In addition, the enactment of new adverse regulations or regulatory requirements may increase our costs or impact our operations and financial condition. We also cannot assure you that, as we expand our business, government authorities and regulators in these jurisdictions will grant us the necessary authorizations that we need to conduct our business or will not take action against us if we are found to have provided services without obtaining the necessary authorizations or to have violated other requirements of their laws or rules. Our compliance with the applicable laws and rules in these jurisdictions could be challenged by

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

government authorities, regulators and private parties that could cause us to incur substantial legal and administrative expenses. Lengthy administrative proceedings or appeals or judicial challenges of those proceedings might also delay the deployment of our network and network service offerings, which could slow our growth and impact our ability to conduct our business.

UNITED STATES

The scope of our activities in the United States makes us subject to varying degrees of regulation depending on the type of facility or service being offered and the manner in which it is offered. The applicability of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "Communications Act"), state telecommunications statutes and certain regulatory requirements relating to our activities is often unclear, so it is difficult to predict in some instances how the Federal Communications Commission ("FCC") or state telecommunications authorities will classify our services. Moreover, new regulatory requirements and/or changes to existing requirements could adversely affect our operations by increasing our costs or restricting the way in which we offer products or services.

The different ways we intend to offer fiber-optic supported services could trigger four alternative types of regulatory classification: (1) unregulated services, (2) telecommunications (not telecommunications services) or private carrier services, (3) telecommunications services or common carrier services or
(4) local exchange carrier offerings. Risks are associated with each type of offering, as described below.

The provision of dark fiber can be viewed as provision of a physical facility and therefore as unregulated in that it does not involve the transmission of information. Many providers of dark fiber are operating under this assumption. Nevertheless, an FCC decision previously found to the contrary, but was reversed and remanded to the FCC by a federal appeals court. Although the FCC has not indicated an intention to rule on this remand, any action by the FCC in response to this remand could affect our position that dark fiber is not telecommunications.

Even if some of our offerings are treated as telecommunications, they might be viewed as private carrier offerings. Private carrier offerings typically entail the offering of telecommunications, but are provided to a limited class of users on the basis of individually negotiated terms and conditions that do not meet the definition of a telecommunications services under the Communications Act. Providers of telecommunications are subject to the oversight and authority of the FCC. To the extent that our gross revenues from telecommunications meet certain criteria and thresholds, these revenues would be subject to Universal Service payments.

Some of our services, such as the provision of bandwidth capacity and lit fiber, may be treated as telecommunications services by the FCC, subjecting us to certain regulatory requirements which may impose substantial administrative and other burdens on us. These include the obligation not to charge unreasonable rates or engage in unreasonable practices, the obligation not to unreasonably discriminate in our service offerings, the potential obligation to permit others to offer our telecommunications services for resale and the fact that third parties may file complaints against us at the FCC or in federal court for violations of the Communications Act or the FCC's regulations. Certain reporting, public disclosure and maintenance of

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

information requirements would also apply. Furthermore, telecommunications service providers are required to interconnect, either directly or indirectly, with the facilities of other telecommunications service providers and to ensure that they install network features, functions and capabilities that comply with FCC guidelines on accessibility by disabled persons and regulations promoting interconnectivity of networks. In addition, FCC rules require that telecommunications service providers contribute to various mechanisms and funds to support programs such as Universal Service and to provide law enforcement officials with call-related information and reserved circuits.

If any of our services are treated as international telecommunications services, we may be required to obtain regulatory approvals and comply with potentially burdensome reporting, public disclosure and maintenance of information requirements. Although international telecommunications services are regulated on a streamlined basis subject to minimal regulation, there is a risk that the FCC may deny or place burdensome conditions on authorizations.

To the extent that any of our lit fiber or bandwidth capacity services are treated as local exchange services, we would also be subject to a number of interconnection obligations under the Communications Act such as the requirement that we provide access to poles, ducts, conduits and rights-of-way.

In addition, the FCC's decisions concerning incumbent local exchange carriers, such as decisions granting these carriers increased pricing flexibility and permitting them to provide in-region long distance services in certain states, could have a material adverse effect on our ability to compete in providing facilities or services that compete with incumbent local exchange carriers' services.

Also, the decisions by the FCC in 1999 to require unbundling of incumbent local exchange carriers' dark fiber could increase the supply of dark fiber and decrease the demand for our dark fiber thereby having an adverse effect on the results of our operations.

Each state in the United States, as well as the District of Columbia and U.S. territories, has its own laws for regulating providers of some telecommunications-related services as "common carriers," as "public utilities" or under similar rubrics. Our subsidiaries are authorized or have applied for authorization to provide competitive interexchange and/or local exchange services in 48 states and the District of Columbia. Although we believe that the sale or lease of dark fiber facilities is not subject to this type of regulation in many jurisdictions in which we plan to construct facilities, our offering of transmission services, as distinct from dark fiber capacity, likely will be subject to regulation in each of these jurisdictions to the extent that these services are offered for intrastate use. Many states require telecommunications carriers to contribute to various state mechanisms and funds to support programs such as state Universal Service.

In addition to federal and state laws, local governments exercise legal authority that may affect our business. For example, local governments retain the ability to license public rights-of-way, subject to the federal limitation that local authorities may not prohibit entities from entering telecommunications markets. Local authorities often require us to compensate them on a recurring basis for our use of the rights of way.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

CANADA

We offer network services to our customers in Canada through resale arrangements. Under these resale arrangements, we obtain the use of transmission facilities on a contractual basis from Urbanlink and then offer bandwidth services to our customers through the subsequent sale or lease, on a commercial basis, of these contracted facilities. As a reseller, we are not generally subject to the regulatory requirements of the Telecommunications Act (Canada) (the "Telecommunications Act"). However, there can be no assurance that the regulation of resellers in Canada may not become more extensive in the future. In addition, while we believe that our operations as a reseller in Canada fully comply with Canadian law, there can be no assurance that a future determination of the Canadian Radio-television and Telecommunications Commission or events beyond our control will not result in a change in our status or affect our ability to offer services in Canada.

Under the Canadian ownership provisions of the Telecommunications Act, a "telecommunications common carrier" is not eligible to operate in Canada unless it is owned and controlled by Canadians. Furthermore, no more than 20% of the members of the Board of Directors of a telecommunications common carrier may be non-Canadians, and no more than 20% of the voting shares of a telecommunications common carrier may be beneficially owned by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a telecommunications common carrier may be beneficially owned or controlled by non-Canadians, and neither the telecommunications common carrier nor its parent may be otherwise controlled in fact by non-Canadians.

Although we believe that our activities in Canada, including the Canadian telecommunications arrangement, comply with the foreign ownership provisions of the Telecommunications Act, there can be no assurance that a future Canadian Radio-television and Telecommunications Commission determination or events beyond our control will not result in our being required to comply with the ownership provisions of the Telecommunications Act.

On October 1, 1998, the Canadian Radio-television and Telecommunications Commission issued Telecom Decision CRTC 98-17, which established a framework for competition in Canada's international telecommunications services market to coincide with the Government of Canada's decision to terminate the monopoly of Teleglobe Canada Inc. over telecommunications facilities linking Canada to overseas destinations. In that decision, the Canadian Radio-television and Telecommunications Commission determined that a party acquiring an indefeasible right of use interest in an international submarine cable would not necessarily fall within the definition of a telecommunications common carrier. As a result, acquirers of indefeasible rights of use in international submarine cables need not be Canadian owned and controlled. However, given the fact that indefeasible right of use arrangements can involve varying degrees of ownership and control over fiber facilities, there can be no assurance that holders of indefeasible rights of use acquired in Canada, including those obtained by us from Urbanlink, would be exempt from the Canadian ownership provisions contained in the Telecommunications Act.

On November 30, 2000, the Canadian Radio-television and Telecommunications Commission issued Decision CRTC 2000-745, which changed the system of collecting contribution payments. Under the new regime

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

established in Decision 2000-745, the Canadian Radio-television and Telecommunications Commission decided to eliminate the current "per-minute" contribution collection mechanism and to replace it with a national, revenue-based contribution charge which levies contribution payments on telecommunications service providers on the basis of a percentage of their revenues. This new charge is effective January 1, 2001 and applies to all telecommunications service providers that generate Canadian telecommunications service revenues above a threshold of $10 million annually, either separately or together with related companies. We expect that the majority of our operations in Canada will be subject to the requirement to pay contribution under the new regime.

The contribution rate for 2001 has initially been set at 4.5% but it may be retroactively adjusted during the year. The method that will be used to calculate the total contribution amount that will need to be collected from telecommunications service providers in 2002 and future years will be significantly changed. This may reduce the contribution rate for 2002 and future years, but we cannot assure you that it will.

A petition has been filed with the Federal Cabinet and an application has been filed with the Canadian Radio-television and Telecommunications Commission to vary certain aspects of Decision 2000-745. There can be no assurance that the outcome of these pending applications will not have a material adverse impact on our Canadian operations.

EUROPE

In Europe, we plan to offer service in several countries, including Denmark, France, Germany, the Netherlands, Norway, Sweden, Austria, Belgium, Italy, Spain, Switzerland, the United Kingdom and Ireland.

With the exception of Norway and Switzerland, each of the countries we presently plan to offer service in are member states of the European Union. European Union telecommunications policy has aimed to harmonize the regulatory licensing requirements in the member states of the European Union. As a result of the European Union Licensing Directive 97/13/EU, which became effective January 1, 1998, European Union member states are required to adopt national legislation for the provision of telecommunications services that generally requires either no authorization or a general authorization conditional upon "essential requirements," such as the security and integrity of the network's operation. Licensing conditions and obligations must be objective, transparent and non-discriminatory. European Union member states may also require that individual licenses be obtained in some circumstances, such as the provision of public telephony services and the establishment or provision of public telecommunications networks.

At the present time, the national regulatory regimes of the member states of the European Union still differ to varying degrees from the European Union framework. There can be no assurance that there will not be significant delays in the adoption of the European Union framework in all member states.

Thus, currently, in some or all European countries, an individual telecommunications license or other telecommunications authorization may be required in order for us to offer or control dark fiber, and there may consequently either be a delay in carrying out the construction of the projected dark fiber network, or, contrary

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

to European Community directive requirements, national authorities in particular states of the European Union may refuse to grant a license for such activities.

Concerning other planned services, including the offering of lit capacity and other telecommunications services, individual member states of the European Union might refuse to grant a license, contrary to the requirement of European Community directives, or may subject the grant of a license or other authorization to onerous conditions, including but not limited to investment requirements or commitments, guarantees or bonds, which make the supply of the projected services less profitable or not commercially viable.

We have established subsidiaries in each of the countries in which we plan to offer service. We have applied for and received licenses in France, the United Kingdom, Ireland, Sweden, Denmark, Norway, the Netherlands and Germany authorizing us to provide certain telecommunications services. We have also applied for a license to provide service in Switzerland, for additional licenses in the United Kingdom and Ireland and plan to apply for licenses to provide services in Italy, Belgium, Austria and Spain. There can be no assurances that additional licenses will not be required or that any pending or future license applications will be successful.

Regulatory intervention by the European Community or member state telecommunications or antitrust authorities could reduce the price level of local, national or international leased circuits and/or capacity to a level where it is less profitable or not commercially viable for the projected activities to be undertaken in specific countries or in the European Union. In addition, local governments exercise legal authority that may affect our business, including without limitation the granting of licences or authorizations with respect to public rights-of-way.

To the extent that we qualify in any individual member state of the European Union as an operator with a right to interconnect pursuant to the European Community Interconnection directive, we may be required to negotiate interconnection with other operators with a right to interconnect in that member state or throughout the European Union.

SOUTH AMERICA

The 360americas project connecting North and South America includes the provision of fiber optic networks and network services in Argentina, Brazil and Venezuela. These countries have each recently taken measures to open up their telecommunications markets to competition, and many of the telecommunications laws and regulations are relatively new and still evolving.

In Brazil, we have received a license authorizing us to provide voice and data services to corporate customers, as well as backhaul services to 360americas network customers. We have applied for a license in Venezuela and plan to apply for the necessary licenses in Argentina.

We cannot assure you that we will be successful in obtaining these licenses. In addition, the telecommunications laws and regulations in each of these countries may be subject to change which may impose additional regulatory requirements on us or affect the manner in which we are permitted to offer our services in these countries.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ASIA

In Asia, we intend to provide telecommunications services in Singapore, Hong Kong, Japan, the People's Republic of South Korea and Taiwan, and may offer service in the People's Republic of China.

In order to provide such telecommunications services, a license in each country would be required from the relevant regulatory authority. Currently the telecommunications industry in the People's Republic of China is closed to any foreign investment, and our ability to provide telecommunications services in that country is dependent upon a change in that country's current regulatory regime. We can give no assurances that changes to the current regime will permit foreigners to offer telecommunications services or that we will qualify in the event that such changes are implemented. In addition, the Republic of South Korea and Taiwan have foreign ownership restrictions that may limit our equity interest in a company providing telecommunications services or our ability to provide telecommunications services in those countries.

We have been granted a license to provide telecommunications services in Singapore, have applied for a license in Japan and intend to apply for licenses in Hong Kong and Taiwan. We cannot predict whether our applications will be successful and, if successful, the terms and conditions upon which any applicable licenses would be granted. In addition, the telecommunications laws and regulations in each of these countries may be subject to change, which may impose additional regulatory requirements on us or affect the manner in which we are permitted to offer our services in these countries.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated as Ledcom Inc. under the laws of the province of Alberta on February 5, 1998, and changed its name to Worldwide Fiber Inc. on September 15, 1998. Worldwide Fiber Inc. was continued under the federal laws of Canada on August 17, 1999 and changed its name to 360networks inc. on March 15, 2000. 360networks inc. was continued under the laws of the province of Nova Scotia on April 18, 2000.

The principal executive office of the Company is located at 1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, our telephone number is 604 648 1994 and our web site is www.360.net.

The Company's agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10019, whose telephone number is 212 590 9200.

Ledcor has a controlling interest in our Company. As detailed in Major Shareholders in Item 7.A, at April 30, 2001, Ledcor indirectly through its interests in Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership held 38.2% of our capital stock, which entitles Ledcor Inc. to a 63% voting interest in our Company. The Company began its operations on June 1, 1998 after certain assets of the Telecommunications Division of Ledcor Industries Limited were transferred to the Company on May 31, 1998. Previously our operations were carried out by the division.

The Company offers fiber optic network services to telecommunications and data-centric organizations. Our operations also consist of engineering, constructing and installing terrestrial and undersea fiber optic systems for our own use or for sale, lease or grant of indefeasible rights of use ("IRU") to third parties.

In 2000 and 1999, our revenue has been primarily generated from the sale, lease or grant of IRU of network infrastructure. Commencing in 2000, as our network segments were completed, revenue has also been generated from providing network services, and operating and maintenance services. For the seven months ended December 31, 1998, the Company's revenues related primarily to construction services agreements with Ledcor Industries Limited.

Our total capital expenditures were approximately $3.0 billion for the year ended December 31, 2000 compared with $0.7 billion in 1999 and $0.2 billion in 1998. We have financed these expenditures primarily by issuing debt, common and preferred stock, establishing credit facilities and from funds collected from customers. Further details applicable to anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

We have made several acquisitions and are in the process of completing an acquisition through the exchange of Subordinate Voting Shares of the Company. Details of these acquisitions are provided in notes 6, 7 and 17 of the accompanying consolidated financial statements in Item 8.A.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

B.  BUSINESS OVERVIEW

We are developing one of the largest and most technologically advanced fiber optic mesh networks in the world. We offer a range of infrastructure and network services to telecommunications and data-centric organizations.

We provision and offer network services and Internet Protocol ("IP") based products to meet specific customer demands that capitalize on the convergence of telecommunications and high-bandwidth applications and services. Our network's design uses advanced optical technologies to reduce complexity and cost while enhancing reliability and providing increased flexibility to accommodate both technological upgrades and the offering of a wider range of services and products on a timely basis. Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, indefeasible rights of use or other contractual rights.

By year-end 2001, we expect our global network to consist of approximately 65,000 route miles (104,000 kilometers), linking 100 major population centers in North America, Europe and South America. These route distances do not include purchased capacity in North America, between North America and Asia, and inter-Asia. In addition to substantial terrestrial networks in North America and Europe, the network will also include 360ATLANTIC, an undersea cable system between North America and Europe, and 360AMERICAS, an undersea cable system between South America and North America.

We are also developing network facilities, including metro connectivity in 35 cities in North America, Europe and South America. These facilities enable telecommunications companies, Internet service providers, application service providers and other data-centric organizations to connect their local networks and application solutions to our global network.

We have recently suspended funding of our planned Asian projects, 360PACIFIC and 360ASIA. We currently intend to meet customer needs for capacity between North America and Asia, and inter-Asia through capacity purchases. In addition, as our revised business strategy is to provide colocation facilities primarily to customers purchasing bandwidth on our network, we have assessed our real estate assets and contemplate selling or otherwise monetizing our real estate assets which are no longer required.

Details of our business by geographic region is provided below and in note 14 of the accompanying consolidated financial statements in Item 8.A.

A description of the material effects of government regulations on our business is provided in Risks Concerning Telecommunications Regulation in Item 3.D.

NORTH AMERICA

In North America, the network is expected to consist of 26,700 route miles (43,000 kilometers), encompassing both long-haul and intra-city routes providing connectivity between 53 cities. As of April 30, 2001 we have completed approximately 22,200 route miles (35,700 kilometers) of the network and have activated approximately 13,900 route miles (22,300 kilometers).

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

We have completed 13 of approximately 20 planned networks in metropolitan regions in the United States and Canada.

360ATLANTIC

Our 7,300 route mile (11,700 kilometers) fully protected undersea cable system between North America and Europe is now in commercial service. The system currently provides capacity to 80 gigabits per second ("gbps") and has the capacity to provide up to 1.92 terabits per second ("tbps"), and consists of two self-healing rings connecting landing sites in Boston, Halifax, Dublin and Southport and to major gateway cities in Europe and North America, including London and New York.

EUROPE

In Europe, our network is expected to consist of 12,500 route miles
(20,200 kilometers) encompassing both long-haul and intra-city routes providing connectivity between 35 major cities in 11 countries. As of April 30, 2001, we have completed approximately 6,800 route miles (10,900 kilometers) of the network and have lit approximately 6,600 route miles (10,600 kilometers).

We have completed and are now lighting metropolitan networks in London, Amsterdam, Frankfurt and Paris, with plans to light an additional 12 networks in other major cities throughout Europe.

360AMERICAS

Our 18,000-route mile (29,000 kilometer) fully protected terrestrial and undersea cable system between South America and North America, including 2,900 terrestrial route miles (4,650 kilometers), will form three self-healing rings that will provide connectivity between 12 major cities in Argentina, Brazil, Venezuela, Bermuda and the United States with capacity of up to 1.36 tbps.

As of April 30, 2001, we have completed 11,400 undersea route miles (18,300 kilometers) and 1,700 terrestrial route miles (2,700 kilometers) and have lit more than 12,700 miles (20,500 kilometers) of the network.

ASIA PROJECTS

We have recently suspended funding for our planned Asian projects, 360PACIFIC and 360ASIA. We currently intend to meet customer needs for capacity between North America and Asia, and inter-Asia through capacity purchases.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

C.  TECHNOLOGY

Technological advances continue to develop with respect to fiber optic networks. Our network's design uses advanced optical technologies to reduce complexity and cost while enhancing reliability and providing increased flexibility to accommodate both technological upgrades and the offering of a wider range of services and products on a timely basis.

Some of our key technological advantages are:

    - we continue to use a patented rail plow technology, by which we are able to deploy fiber and conduit along rail rights-of-way more quickly and efficiently than our competitors.

    - we are the only company in North America to deploy the most advanced and capital-efficient fiber optic conduit and cabling system. This new system by NKF Kabel uses compressed air to install multiple mini-ducts (containing up to 60 fiber strands) quickly and efficiently, into new or previously installed conduit, over long distances.

    - we have implemented high capacity multi vendor dense wave division multiplexing ("DWDM") networks. These DWDM systems are capable of delivering up to 1.7 tbps of capacity per fiber pair with up to 170 wavelengths at 10 gbps per each wavelength.

    - we are in the process of implementing a mesh optical network, which will allow us to offer innovative services, such as optical virtual private networks, and service attributes, such as rapid global provisioning, not currently available on traditional ring based networks. As well, we intend to introduce Gigabit Ethernet private line services at the optical layer.

    - we have deployed the high performance multi-protocol label switching ("MPLS") based global IP network, using Cisco's latest MPLS technology. MPLS is a technology that brings the engineering capabilities of asynchronous transfer mode (ATM) to packet networks by tagging IP packets with 'labels' that specify a route and priority. By eliminating the need for routers to perform an address lookup for every packet, MPLS speeds packets to their destination with greater efficiency.

Information regarding the patents and licenses we utilize is provided in Research, Development, Patents and Licenses etc. in Item 5.E.

FUTURE EXPANSION

We continue to identify opportunities to develop additional services and products to offer to our customers. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure you that we will be successful in raising the capital necessary for the implementation of our network services and IP based products or for other opportunities on a timely basis or on terms that are acceptable to us.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

D. ORGANIZATIONAL STRUCTURE

Ledcor has a controlling interest in our Company. As detailed in Major Shareholders in Item 7.A, at April 30, 2001, Ledcor indirectly through its interests in Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership held 38.2% of our capital stock, which entitles Ledcor Inc. to a 63% voting interest in our Company. The Company began its operations on June 1, 1998 after certain assets of the Telecommunications Division of Ledcor Industries Limited were transferred to the Company on May 31, 1998. Previously the operations were carried out by the division.

The subsidiaries of the Company are detailed in Subsidiary Information in
Item 10.I.

E.  PROPERTY AND EQUIPMENT

Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, indefeasible rights of use or other contractual rights along diverse rights-of-way.

By year-end 2001, we expect our global network to consist of approximately 65,000 route miles (104,000 kilometers), linking 100 major population centers in North America, Europe and South America. These route distances do not include purchased capacity in North America, between North America and Asia, and inter-Asia. In addition to substantial terrestrial networks in North America and Europe, the network will also include 360ATLANTIC, an undersea cable system between North America and Europe, and 360AMERICAS, an undersea cable system between South America and North America.

Specific information applicable to the network and network facilities is provided in Business Overview in Item 4.B.

Our corporate headquarters are located in Vancouver, Canada. We also have offices around the world, including offices in the United States, Barbados, Bermuda, Brazil, Hong Kong, France, Germany, Ireland and the United Kingdom. The majority of the offices are located in leased premises.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read along with the accompanying consolidated financial statements for the year ended December 31, 2000 in Item 8.A. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

A. OPERATING RESULTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

CASH REVENUE was $644 million for the year ended December 31, 2000 compared with $370 million in 1999. Cash revenue is revenue, as determined by generally accepted accounting principles, adjusted for changes in the cash portion of deferred revenue.

ADJUSTED EBITDA was $255 million for the year ended December 31, 2000 compared with $107 million in 1999. Adjusted EBITDA is EBITDA adjusted to reflect changes in deferred revenue and non-cash cost of sales.

The increases in cash revenue and adjusted EBITDA primarily reflect a higher level of capacity purchases by major telecommunications and data-centric customers.

We believe cash revenue and adjusted EBITDA are the most appropriate metrics to measure the performance of emerging network service providers as they track a company's success in obtaining sales contracts and delivering services to customers.

CONSOLIDATED OPERATING RESULTS

REVENUE was $511 million for the year ended December 31, 2000 compared with $360 million in 1999. This increase was primarily due to additional sales of conduit and fiber optic strands along network segments in North America and Europe. In addition, revenue in 2000 includes sales from providing network services, and operating and maintenance services.

Our revenue has been generated primarily from the sale, lease or grant of indefeasible rights of use ("IRU") of network infrastructure. As we complete our currently planned network, the percentage of revenues which we receive from network services is expected to increase as a percentage of our total revenue. By the end of 2001 these services are expected to provide our largest percentage of revenue.

Specific accounting policies applicable to revenue recognition are detailed in note 2 of the accompanying consolidated financial statements in Item 8.A.

COSTS of sales were $325 million for the year ended December 31, 2000 compared with $251 million in 1999 and primarily reflect the costs incurred in developing and maintaining conduit and fiber optic systems.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

GROSS PROFIT was $186 million (36% of revenue) for the year ended December 31, 2000 compared with $109 million (30%) in 1999. The improvement in gross profit reflects sales of fiber and conduit on segments of our network which were installed using the patented rail plow technology.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $94 million (18% of revenue) for the year ended December 31, 2000 compared with $22 million (6%) in 1999. We are continuing to add marketing and network services personnel as we implement our network services strategy. We are also developing a range of network services and IP based products. These types of expenses are expected to continue to increase as hiring and development continue.

EBITDA was $92 million for the year ended December 31, 200 compared with $87 million in 1999. EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest.

STOCK-BASED COMPENSATION EXPENSE was $258 million for the year ended
December 31, 2000 compared with $7 million in 1999. These charges are entirely non-cash in nature and do not change the value of stockholders' equity.

The expense recorded in 2000 includes $59 million as a result of dispositions of shares by principal shareholders, not transactions involving the Company. This is recorded as a requirement of SFAS 123, "Accounting for Stock-based Compensation," and related SEC Staff Accounting Bulletins including SAB 55, "Allocation of expenses and related disclosure in financial statements of subsidiaries, divisions or lesser business components of another entity." The remainder of the expense is related to shares issued and stock options granted by the Company prior to our initial public offering in April 2000.

DEPRECIATION AND AMORTIZATION EXPENSES were $56 million for the year ended December 31, 2000 compared with $3 million in 1999. The increase was due to network assets being completed and available for use, and amortization of goodwill applicable to acquisitions.

INTEREST EXPENSE was $135 million for the year ended December 31, 2000 compared with $34 million in 1999. The increase in interest expense was primarily due to the issuance of senior notes in July 1999 and during 2000.

INTEREST INCOME was $60 million for the year ended December 31, 2000 compared with $18 million in 1999. Interest income results primarily from the investment of the proceeds from the issuance of equity and debt securities.

INCOME TAX expense was $41 million for the year ended December 31, 2000 compared with $30 million in 1999. The increase reflects higher current taxes payable offset partially by higher deferred tax credits.

MINORITY INTEREST was $2 million for the year ended December 31, 2000 compared with $7 million in 1999. These amounts represent 25% of the net income of non-wholly owned subsidiaries, prior to the purchase of these minority interests during 2000.

NET LOSS was $355 million for the year ended December 31, 2000 compared with net income of $24 million in 1999. The decrease was primarily due to stock-based compensation expense.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

YEAR ENDED DECEMBER 31, 1999 AND THE SEVEN MONTHS ENDED DECEMBER 31, 1998

CONSOLIDATED OPERATING RESULTS

REVENUE was $360 million for the year ended December 31, 1999 compared with $164 million for the seven months ended December 31, 1998. Revenue in 1999 was primarily from sales of conduit and fiber optic strands in North America. Revenue for the seven months ended December 31, 1998 was primarily from construction services agreements with Ledcor.

COSTS of sales were $251 million for the year ended December 31, 1999 compared with $147 million for the seven months ended December 31, 1998.

GROSS PROFIT was $109 million (30% of revenue) for the year ended December 31, 1999 compared with $17 million (10%) for the seven months ended December 31, 1998. The improvement in gross profit reflects our evolution from network construction to ownership and development of network infrastructure and services.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $22 million (6% of revenue) for the year ended December 31, 1999 compared with $2 million (1%) for the seven months ended December 31, 1998. In 1999, we completed a majority of the tasks necessary to perform the transition from Ledcor's management information and accounting systems to our own.

STOCK-BASED COMPENSATION EXPENSE was $7 million for the year ended
December 31,1999 compared with nil for the seven months ended December 31, 1998. These charges are entirely non-cash in nature and do not change the value of stockholders' equity.

INTEREST EXPENSE was $34 million for the year ended December 31, 1999 compared with nil for the seven months ended December 31, 1998. The interest expense in 1999 was due to the issuance of senior notes in December 1998 and July 1999.

INTEREST INCOME was $18 million for the year ended December 31, 1999 compared with nil for the seven months ended December 31, 1998. Interest income in 1999 was due to investment of the proceeds from the issuance of equity and debt securities.

INCOME TAX expense was $30 million for the year ended December 31, 1999 compared with $6 million for the seven months ended December 31, 1998. The increase reflects higher current taxes payable offset partially by higher deferred tax credits.

MINORITY INTEREST was $7 million for the year ended December 31, 1999 compared with nil for the seven months ended December 31, 1998. These amounts represent 25% of the net income of non-wholly owned subsidiaries.

NET INCOME was $24 million for the year ended December 31, 1999 compared with $9 million for the seven months ended December 31, 1998. The increase was primarily due to a full year of operations in 1999.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

B. LIQUIDITY AND CAPITAL RESOURCES

We have pursued an aggressive business plan to complete our network and develop related network services and IP based products. This has required, and will continue to require, a significant investment in network development. In
May 2001, we announced certain changes to our business plan as a result of the current dynamics in the telecommunications and data-centric markets and particularly in the submarine markets, and we announced the suspension of funding for our planned Asian projects, 360PACIFIC and 360ASIA. We currently intend to meet customer needs for capacity between North America and Asia and intra-Asia through capacity purchases.

Our revised business strategy is to provide colocation facilities primarily to customers purchasing bandwidth on our network. As a result, we have assessed our real estate assets and contemplate selling or otherwise monetizing these assets which are not needed under our revised business plan.

We may from time to time seek to acquire our outstanding debt to improve our balance sheet and debt service requirements.

We have revised our capital expenditure plans for 2001 downward to approximately $2.2 to $2.4 billion. The decrease reflects deferral of certain portions of our original capital expenditure plans, as well as the suspension our Asian projects.

We also revised downward our estimates for cash revenue for 2001. We believe our cash revenue will be adversely impacted by deferrals of capacity purchases by major telecommunications carriers and capital constraints within the telecommunications sector.

At May 17, 2001, we had cash and available lines of credit of $596 million. Under our revised business plan, we estimate that we will require additional working capital of approximately $300 million beginning in the third quarter of 2001 in the form of either additional indebtedness or equity.

If we are able to raise the incremental $300 million, and we meet our projected customer revenue targets, we believe we will have sufficient funding to complete our currently planned terrestrial and undersea network systems and to implement our related network services strategy. Our ability to raise additional funding, to generate and collect customer revenue and the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control. These factors include conditions in the capital markets, in our business sector and in the competitive environment of our current and planned markets. We cannot assure you that our capital resources, including our credit facilities and anticipated collection of customer revenues, will be sufficient to complete the currently planned global network.

In addition, there can be no assurance that our capital needs will not be greater than that which we presently estimate due to a variety of circumstances, including, among other things, the need to secure and retain customers for our network capacity, the cost of developing our network and the incurrence of costs associated with the implementation of our revised business plan, including costs which may be associated with the

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

suspension of funding of our planned Asian projects. Our inability to raise additional capital would require us to make further revisions to our business plan and may cause us to seek other alternatives. If we are not successful in obtaining this financing or making other alternative arrangements, we may not be able to meet our financial obligations, including our obligations under our existing indebtedness, capital expenditure requirements or working capital needs.

C. MARKET AND CREDIT RISK DISCLOSURES

We are subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in: the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage. A hypothetical one percent increase or decrease in interest rates would increase or decrease annual interest expense applicable to the variable interest rate debt held by the Company at December 31, 2000 by $5 million.

We are subject to market risks due to fluctuation in foreign exchange rates. We have not made significant use of financial instruments to minimize our exposure to foreign currency fluctuations because the majority of our transactions and financial instruments are denominated in United States dollars. The Company continues to analyze risk management strategies to reduce foreign currency exchange risks.

We are subject to credit risks due to concentrations of financial instruments consisting primarily of cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. We limit our exposure to credit loss by placing our cash and cash equivalents and short-term investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising our customer base. We perform ongoing credit evaluations of our customers' financial condition to determine the need for an allowance for doubtful accounts.

Additional information applicable to market and credit risks is provided in notes 8 and 15 of the accompanying consolidated financial statements in
Item 8.A.

D. ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which pursuant to SFAS 137 became effective for the Company on January 1, 2001, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 does not have a material impact on our consolidated financial statements because we have not made significant use of financial instruments since the majority of our transactions and financial instruments are denominated in United States dollars.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." Among other things, SAB 101 provides certain guidance with respect to generally accepted accounting principles applicable to the culmination of the earnings process and customer acceptance requirements for revenue recognition. SAB 101 does not have a material impact on our consolidated financial statements.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

E.  RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have exclusive licenses for the use of a patented rail plow and the use of an advanced and capital efficient fiber optic cabling system.

The railplow reduces the time necessary to install network infrastructure on railroad rights-of-way because it allows movement of construction crews on and off the tracks on short notice to allow trains to pass. As a result, we can construct networks on railroad rights-of-way much more quickly and efficiently than our competitors who use traditional plow trains, which are not able to move on and off railroad tracks on short notice. Each of Ledcor and us currently owns 50% of the common shares of a holding company that owns the patent to the railplow, and we have received a royalty-free, exclusive worldwide license to use the railplow. In some circumstances, our ownership of this company would be subject to change and our license would become non-exclusive.

In November 2000, NKF, a subsidiary of Draka Holding N.V., a Netherlands-based international provider of fiber optic cables, granted us exclusive use of its unique JETnet-Registered Trademark- technology in North America for a minimum period of 18 months. This new system uses compressed air to jet multiple mini-ducts into new or previously installed conduit. Each mini-duct can contain up to 60 strands of fiber. The compressed air is used to install the mini-ducts quickly and efficiently over long distances.

F.  TREND INFORMATION

The telecommunications sector as a whole has been dramatically affected by the tightening in the capital markets. Customer purchase cycles are extending and customer buying patterns continue to shift. Customers are delaying purchases due to these capital constraints and the perception that prices may decline in the future. Some customers are foregoing the purchase of dark fiber to take advantage of lower pricing on lit services and choosing to buy lit capacity rather than light their own previously purchased dark fiber. Strong price competition, both vertically and horizontally, continues to be prevalent throughout the telecommunications sector.

Despite changes in the buying behavior of some customers, the telecom sector continues to experience significant end-user demand in most markets. Portability and flexibility continue to be key to attracting customers, and our ability to sell across a global network remains a competitive advantage in approaching our target customers.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

NAME                       AGE(1)    POSITION
----                      --------   --------
SENIOR MANAGEMENT
Greg Maffei                  40      President, Chief Executive Officer
Jimmy Byrd                   40      Chief Operating Officer
Larry Olsen                  51      Vice Chairman
Ron Stevenson                48      Vice Chairman
Vanessa Wittman              33      Chief Financial Officer
Stephen Baker                52      Chief Technology Officer
Jim Brennan                  43      President, Europe
Pete Bell                    41      Vice President, Global Accounts
Ashwin Chitamun              33      Vice President, Product
Rob Frasene                  45      Vice President, Capital Planning
Jayne Hart                   40      Vice President, Human Resources
John Helliwell               30      Vice President, Terrestrial Construction
Michael Leitner              33      Vice President, Corporate Development
Scott Lyons                  46      Vice President, Submarine
Catherine McEachern          46      Vice President, General Counsel and Secretary
Zvonko Maretic               38      Vice President, Finance
Matt Milstead                41      President, Latin America
Rick Roth                    49      Vice President, Marketing and Corporate Communications
John Tull                    44      President, Asia
William Walls                35      Vice President, Corporate Finance and Treasurer

DIRECTORS
David Lede                   53      Chairman
Greg Maffei                  40      President, Chief Executive Officer
Clifford Lede                45      Vice Chairman
Larry Olsen                  51      Vice Chairman
Ron Stevenson                48      Vice Chairman
Kevin Compton                42      Director
Glenn Creamer                39      Director
Dr. John Malone              60      Director
Claude Mongeau               39      Director
Christian Reinaudo           46      Director
Andrew Rush                  43      Director
John Stanton                 45      Director
Gene Sykes                   43      Director
James Voelker                50      Director

--------------------------

(1) Ages as at March 31, 2001

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

SENIOR MANAGEMENT

GREG MAFFEI of Seattle, Washington became the Chief Executive Officer of the Company in January 2000 and the President in March 2000. He also became a Director of the Company in January 2000 and is a member of the Executive Committee. Prior to that, Mr. Maffei was the Chief Financial Officer of Microsoft Corporation. Mr. Maffei joined Microsoft in 1993 and, prior to becoming Chief Financial Officer, was the Vice-President, Corporate Development and Treasurer. Mr. Maffei is also a director of Expedia Inc., ONI Systems Corp. and Starbucks Corporation.

JIMMY BYRD of Issaquah, Washington became the Chief Operating Officer of the Company in December 2000. Prior to that, Mr. Byrd was the President of North America of Level 3 Communications from April 2000 to December 2000, where he oversaw all commercial operations in North America and managed 2,400 people. From February 1999 to October 2000, he was the Chief Executive Officer of a Level 3 subsidiary, which provides computer outsourcing, systems integration and Web-enabling services.

LARRY OLSEN of Vancouver, British Columbia has been a Director and a Vice Chairman of the Company since its inception in February 1998. He is a member of the Executive Committee. Mr. Olsen also was the Chief Financial Officer of the Company from February 1999 to April 2001. Prior to the inception of the Company, Mr. Olsen acted as a consultant to Ledcor Industries Limited in respect of its telecommunications division. In December 2000, after six years of service, Mr. Olsen retired as a director and executive committee member of First Heritage Savings Credit Union.

RON STEVENSON of Surrey, British Columbia has been a Director of the Company since its inception in February 1998. He also is a Vice-Chairman of the Company. He is a member of the Executive Committee. Mr. Stevenson was previously President of the Company and is a Director of Ledcor Inc. Before joining the Company, Mr. Stevenson spent 28 years with Ledcor. From 1989 to 1998,
Mr. Stevenson was the Executive Vice President of Operations for Ledcor Industries Limited's telecommunications and civil divisions and was responsible for construction and project development. Mr. Stevenson also serves on the board of directors of Ledcor Inc.

VANESSA WITTMAN of Redmond, Washington became the Chief Financial Officer of the Company in April 2001. Previously she was the Vice President, Corporate Development of the Company from February 2000 to April 2001. Prior to that,
Ms. Wittman was the Senior Director of Corporate Development of Microsoft Corporation, from April 1999 to February 2000, managing its international partnerships, investment and acquisition efforts. Prior to joining Microsoft, Ms. Wittman was the Chief Financial Officer of Metricom, Inc. from January 1997 to December 1998. She has also served as a partner at Sterling Payot Company, a San Francisco venture capital firm, and was an Associate in Morgan Stanley's Global Media Corporate Finance Group.

STEPHEN BAKER of Richmond, British Columbia became the Chief Technology Officer of the Company in April 1999. He was also a Vice President of the Company from April 1999 to April 2001. Before joining us, Mr. Baker held several senior positions from 1996 to 1999 with Call-Net Enterprises Inc., including the Vice President, Strategic Technology in Canada. Before that time, Mr. Baker served for seven years as the Chief Executive Officer and then the Chief Technology Officer of Integrated Network Services Inc.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

JIM BRENNAN of Redmond, Washington became the President, Europe of the Company in April 2001. Previously he was the Senior Vice President, Global Sales and Marketing of the Company from March 2000 to April 2001. Prior to that,
Mr. Brennan was the Vice President of Global Sales and Marketing of Tyco Submarine Systems from September 1998 to March 2000. Previously he was the Vice President of Carlisle Capital, a private merchant banking company, from September 1996 to September 1998, and held a number of national and international senior management positions in operations, marketing and sales.

PETE BELL of Fairfax Station, Virginia, became the Vice President, Global Accounts of the Company in April 2001. Prior to that he was the Vice President, Global Accounts of Cable & Wireless ("C&W"). Over the past five years, Mr. Bell has had sales management and business development responsibility with C&W for Carrier and MNC customers on a global basis. He has over 17 years of international telecommunications experience with C&W, Timeplex, TRT and ITT Worldcom, in the United States, Europe, and Asia.

ASHWIN CHITAMUN of Vancouver, British Columbia became the Vice President, Product of the Company in March 2001. Previously he was the Vice President, European Network Development of the Company from August 1999 to March 2001.
Mr. Chitamun has held various positions in engineering, marketing and sales with Bell Canada, AT&T Canada and most recently with fONOROLA Inc. He has also consulted at the senior management level to Telus Communications.

ROB FRASENE of Redmond, Washington, became the Vice President Capital Planning of the Company in April 2001. Previously he was the Vice President of Network Services - Finance of Nextlink Communications Inc. (now XO
Communications Inc.), supporting Network Operations and Engineering from
July 1998 to February 2001. Prior to that, from January 1996 to July 1998,
Mr. Frasene was the Chief Financial Officer of the AT&T Wireless Local Loop business unit, responsible for manufacturing and deploying fixed wireless technology. Prior to that he was the Director of Mergers and Acquisitions of AT&T Communications from 1993 to 1995.

JAYNE HART of Bothell, Washington became the Vice President, Human Resources of the Company in March 2000. She has 16 years of professional human resources experience in the telecommunications industry. Her responsibilities have included the development and implementation of staffing strategies, employee relations and recognition and incentive programs.

JOHN HELLIWELL of Seattle, Washington, became the Vice President, Terrestrial Construction of the Company in April 2001. Previously, he was the General Manager of Engineering and Construction of the Company and has been with the Company since its inception February 1998. Mr. Helliwell's responsibilities include developing and building the Company's conduit and optic fiber infrastructure. Prior to that, Mr. Helliwell worked for Ledcor Industries Limited, managing the construction of telecommunications, civil and building projects.

MICHAEL LEITNER of Seattle, Washington became the Vice President, Corporate Development of the Company in March 2000. Prior to that, he was the Senior Director of Corporate Development for Microsoft Corporation. In this capacity, Mr. Leitner managed Microsoft's strategic partnerships, corporate investment strategy, acquisitions and alliances across all of Microsoft's business units and customer channels. Prior to joining Microsoft in 1998, Mr. Leitner was a Vice President in the Technology Mergers and Acquisitions group of Merrill Lynch.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

SCOTT LYONS of West Vancouver, British Columbia became the Vice President, Submarine of the Company in April 2001. Previously he was the Vice President, Marine Services of the Company from our inception in February 1998 to April 2001. From 1997 to 1998, Mr. Lyons was the Vice President of Ledcor's marine division and was responsible for its creation and management. Before that time, Mr. Lyons was the President of Aztech Enterprises from 1995 to 1997, the President and Chief Operating Officer of Hard Suits Inc. from 1994 to 1995 and from 1990 to 1994 was the Chief Operating Officer of Rockwater Limited, a subsidiary of Brown and Root specializing in marine construction.

CATHERINE MCEACHERN of Vancouver, British Columbia became the General Counsel of the Company in June 1999. She also became a Vice President and the Corporate Secretary of the Company in September 1999. Ms. McEachern received her LLB from Osgoode Hall Law School in 1977 and has practiced predominantly in the telecommunications area for the past 11 years.

ZVONKO MARETIC of Burnaby, British Columbia became the Vice President, Finance of the Company in April 2001. Prior to that he was the Director of Finance of the Company from June 2000 to April 2001. Previously, Mr. Maretic was the Vice President, Finance and Corporate Secretary of CanWel Distribution Ltd., a distributor of building materials, from July 1997 to May 2000. He held other positions, including the position of Controller, with CanWel Distribution from 1990 to 1997. Prior to that he was with PricewaterhouseCoopers LLP.

MATTHEW MILSTEAD of Centreville, Virginia became the President, Latin America of the Company in May 2001. Previously, he served as the General Manager of Eastern Operations of the Company since 1998 with various responsibilities in North America and South America, including business and network development of 360americas. Prior to that, Mr. Milstead was the Senior Vice President and Chief Operating Officer of Lightwave Spectrum International, a telecommunications engineering and network development consulting firm.

RICK ROTH of Boulder, Colorado became the Vice President, Marketing and Corporate Communications of the Company in March 2001. Prior to that, Mr. Roth was the Vice President, Corporate Marketing of Level 3 Communications from December 1998 to February 2001, where he managed the daily global communications function, including designing and implementing communications strategies for North America, Europe and Asia. Prior to joining Level 3, Mr. Roth was the Vice President, Investor Relations and Corporate Communications of Corporate
Express, Inc. from 1994 to 1998.

JOHN TULL of Hong Kong, became the President, Asia of the Company in
December 2000. Prior to that, Mr. Tull was the Senior Vice President of Sales, Marketing and Service of Level 3 Communications Asia from June 1999 to
December 2000. Previously he was the Director of Business Development of WorldCom Asia Pacific from December 1996 to June 1999. He has also held senior sales and business development positions at British Telecom and IBM in Hong Kong and Australia.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

WILLIAM WALLS of Coquitlam, British Columbia, became the Vice President, Corporate Finance and Treasurer of the Company in April 2001. Previously he was the Vice President, Finance of the Company from its inception in February 1998 to April 2001. Prior to that, Mr. Walls was a principal in various venture capital activities and has been a Director or Chief Financial Officer of several Canadian and U.S. publicly listed companies, including Polymer Solutions, Inc. a producer of industrial paints, coatings and adhesives, and International Absorbents Inc., a manufacturer of industrial and consumer absorbent products.

DIRECTORS

The biographies of directors who are also members of senior management are presented above.

DAVID LEDE of West Vancouver, British Columbia has been a Director and Chairman of the Company since its inception in February 1998. He is a member of the Executive Committee and a member of the Compensation and Nominating Committee. Mr. Lede was previously the Chief Executive Officer of the Company. Mr. Lede has been the Chairman and Chief Executive Officer of Ledcor Inc., a construction company, since 1983. He has also held various management positions such as President, Vice President, Operations Manager and Superintendent with
Ledcor Inc. prior to that time. Mr. David Lede is the brother of Clifford Lede.

CLIFFORD LEDE of Edmonton, Alberta has been a Director of the Company since its inception in February 1998. He is also a Vice-Chairman of the Company. Mr. Lede was previously the Company's Chief Operating Officer. Mr. Lede has been the Vice Chairman and Chief Operating Officer of Ledcor Inc., a construction company, since 1983 and has served as the President of Ledcor Industries Limited since 1983 and the Chief Executive Officer since 1999. Mr. Clifford Lede is the brother of David Lede.

KEVIN COMPTON of Saratoga, California has been a Director of the Company since May 2000. Mr. Compton has more than 10 years experience as a General Partner for the venture capital corporation Kleiner Perkins Caufield & Byers, specializing in the telecommunications area. Mr. Compton also serves on the boards of Citrix Systems Inc., ONI Systems Corp., Rhythms NetConnections Inc., VeriSign, Inc. and several private companies.

GLENN CREAMER of Providence, Rhode Island has been a Director of the Company since September 1999. He is a member of the Executive Committee and a member of the Compensation and Nominating Committee. Mr. Creamer has been the Managing Director of Providence Equity Partners Inc. since its inception in 1996 and has also been a General Partner of Providence Ventures L.P. since July 1996. Each of the partnerships are private investment firms specializing in equity investments in telecommunications and media companies around the world. Mr. Creamer is also a director of Carrier 1 International S.A., Celpage, Inc., Epoch Networks Inc. and Digiplex S.A.

DR. JOHN MALONE of Elizabeth, Colorado has been a Director of the Company since May 2000. Dr. Malone has been the Chairman of Liberty Media Corporation, a corporation which produces, acquires and distributes entertainment and informational programming services, since 1990. Dr. Malone was also the Chairman and Chief Executive Officer of Tele-Communications, Inc. ("TCI") from 1996 to 1999. Prior to that time he was the President and CEO of TCI. Dr. Malone also serves on the boards of AT&T Corp., The Bank of New York, the CATO Institute, Discovery Communications, Inc., BET Holdings II, Inc., USANi, LLC. and the Board for Cable Television Laboratories, Inc.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

CLAUDE MONGEAU of Boucherville, Quebec has been a Director of the Company since January 2000. He is the Chairman of the Audit and Corporate Governance Committee. Mr. Mongeau has been the Executive Vice President and Chief Financial Officer of Canadian National Railway Inc., since October 2000. He was first appointed Chief Financial Officer and Senior Vice President of CN in 1999. Since joining CN in 1994, he has also held the positions of Vice President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.

CHRISTIAN REINAUDO of Montmorency, France has been a Director of the Company since November 2000. Mr. Reinaudo has been the President of Alcatel Optics Group, which comprises Alcatel's activities in optical components, optical fibers, terrestrial and undersea optical networks as well as wireless transmission systems, since July 1999. He is also a member of Alcatel's Executive Committee. Prior to that, Mr. Reinaudo was the President of Alcatel's undersea networks activities since early 1997.

ANDREW RUSH of Scarsdale, New York has been a Director of the Company since September 1999. He is a member of the Audit and Corporate Governance Committee. Mr. Rush has been a Managing Director of CSFB Private Equity, DLJ Merchant Banking Partners, L.P. since January 1997. From 1992 to 1997 Mr. Rush was an officer of DLJ Merchant Banking Partners, L.P. and its predecessors. Mr. Rush currently serves on the boards of Nextel Partners Inc., Telseon, Inc. and IP Communications, Inc.

JOHN STANTON of Bellevue, Washington has been a Director of the Company since May 2000. Mr. Stanton has been the Chairman and Chief Executive Officer of Western Wireless Corporation, a wireless service provider, and the Chairman and Chief Executive Officer of VoiceStream Wireless Corporation, a provider of digital wireless communication, for several years. He is also a director of Advanced Digital Information Corp. (ADIC), Columbia Sportswear Company and Microcell Telecommunications, Inc.

GENE SYKES of Los Angeles, California has been a Director of the Company since March 2000. He is a member of the Audit and Corporate Governance Committee.
Mr. Sykes has been a Managing Director of Goldman Sachs & Co. since 1992 and is currently Co-head of Principal Investment Activity in High Technology for Goldman Sachs Principal Investments. Mr. Sykes also serves on the board of directors of iFormation Group.

JAMES VOELKER of Bellevue, Washington has been a Director of the Company since June 1999. He is a member of the Executive Committee and the Compensation and Nominating Committee. Mr. Voelker has been a director of Comdisco Inc. since 1999 and is also a director of Epoch Networks Inc. Mr. Voelker is a former President of NEXTLINK Communications Inc. (now XO Communications Inc.).

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ARRANGEMENTS WITH RESPECT TO ELECTION OF DIRECTORS

Under the terms of a shareholders agreement, as amended, among certain of the Company's shareholders who acquired shares prior to the Company's initial public offering, the maximum number of members for the Board of Directors was set at seventeen members, and the Company agreed to nominate as directors: one designee from each of the Company's initial private equity investors, namely affiliates of Tyco International Ltd., Providence Equity Partners Inc., DLJ Merchant Banking Partners II L.P. ("DLJ") and GS Capital Partners III, L.P. ("GS Capital"), so long as, in each case, each investor continues to hold a prescribed number of our Subordinate Voting Shares; three designees of Mr. Maffei's so long as he remains our Chief Executive Officer; and the balance from designees of a subsidiary of Ledcor Inc.

Under the terms of the shareholders agreement, each shareholder who is a party thereto, other than DLJ and GS Capital, who collectively hold shares entitled to cast more than 85% of votes attached to the shares of the Company as at March 31, 2001, have also agreed to vote for the foregoing nominees (other than the respective designees of DLJ and GS Capital) as directors of the Company.

Under the terms of the preferred share purchase agreement whereby Alcatel agreed to purchase 700,000 Series 1 Convertible Preferred Shares, the Company agreed to nominate a designee of Alcatel to the Company's Board of Directors. Under a collateral agreement with an indirect wholly owned subsidiary of Ledcor Inc., the subsidiary agreed to vote its shares for the Alcatel designee as a director of the Company so long as Alcatel continues to hold a specified number of shares.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

B.  COMPENSATION

EXECUTIVE COMPENSATION

The following table sets forth the compensation for services in all capacities to the Company and its subsidiaries for the financial year ended December 31, 2000 in respect of (i) the individuals who served as chief executive officer during the financial year ended December 31, 2000 and (ii) the other four most highly compensated executive officers of the Company as of December 31, 2000 (collectively, the "named executive officers"):

                                         ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                   --------------------------------   -------------------------------
                                                                             AWARDS
                                                                      --------------------

                                                                      SECURITIES   RESTRICTED
                                                            OTHER       UNDER      SHARES OR                 ALL
                                                            ANNUAL     OPTIONS/    RESTRICTED               OTHER
NAME AND                                                   COMPEN-       SARS        SHARE        LTIP     COMPEN-
PRINCIPAL POSITION      YEAR(1)     SALARY       BONUS      SATION     GRANTED       UNITS      PAYOUTS     SATION
------------------      --------   ---------   ---------   --------   ----------   ----------   --------   --------
G. Maffei
President, Chief
Executive Officer(2)      2000     $142,603    $200,000     $   --           --       $ --        $ --       $ --

D. Lede
Former Chief
Executive Officer(3)      2000           --          --         --           --         --          --         --

L. Olsen
Vice Chairman(4)          2000      132,200     200,000      7,063      200,000         --          --         --

R. Stevenson
Vice Chairman             2000      158,899     200,000      8,119      200,000         --          --         --

J. Brennan
President,
Europe(5)                 2000      139,077     200,000      6,577      500,000         --          --         --

S. Baker
Chief Technology
Officer                   2000      147,815     152,506      4,041           --         --          --         --

------------------------------

(1) The Company became a reporting issuer in each of the provinces of Canada on April 18, 2000.

(2) Mr. Maffei became Chief Executive Officer upon joining the Company in January 2000 and President in March 2000.

(3) Mr. D. Lede ceased being Chief Executive Officer when Mr. Maffei joined the Company in January 2000.

(4) The amounts indicated represent fees paid to a company wholly owned and controlled by Mr. Olsen (see "Executive Compensation - Employment Contracts and Termination Arrangements").

(5) Mr. Brennan became the President, Europe of the Company in April 2001. Previously he was the Senior Vice President, Global Sales and Marketing of the Company from March 2000 to April 2001.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

The following table sets forth individual grants of stock options during the financial year ended December 31, 2000 to each of the named executive officers. All options are for Subordinate Voting Shares and were granted in accordance with the Company's Stock Option Plan. No share appreciation rights were granted during the financial year ended December 31, 2000 to the named executive officers.

                                        % OF TOTAL                   MARKET VALUE OF
                                       OPTIONS/SARS                    SECURITIES
                         SECURITIES     GRANTED TO    EXERCISE OR      UNDERLYING
                         UNDERLYING    EMPLOYEES IN   BASE PRICE     OPTIONS/SARS ON
                        OPTIONS/SARS    FINANCIAL         ($/       THE DATE OF GRANT    EXPIRATION
NAME                      GRANTED        YEAR(1)       SECURITY)     ($/SECURITY)(2)        DATE
----                    ------------   ------------   -----------   -----------------   ------------
G. Maffei                      --            --         $   --            $   --               --
D. Lede                        --            --             --                --               --
L. Olsen                  100,000          0.93          14.00             14.00          3/18/10
                          100,000                         5.00             14.00          1/23/10
R. Stevenson              100,000          0.93          14.00             14.00          3/18/10
                          100,000                         5.00             14.00          1/23/10
J. Brennan                200,000          2.32          14.00             14.00          4/20/10
                          300,000                         5.00             14.00          3/13/10
S. Baker                       --            --             --                --               --

------------------------------

(1) Options to purchase shares of GlobeNet Communications Group Limited granted
    to its employees and       outstanding at the time of its acquisition by us
    have been excluded from the total number of options granted by the Company during the fiscal year.

(2) $14.00 market value reflects the initial offering price of the Company's
    Subordinate Voting Shares on       April 19, 2000.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended December 31, 2000 by each of the named executive officers and the financial year-end value of unexercised options/SARs on an aggregated basis:

                                                       UNEXERCISED OPTIONS/        VALUE OF UNEXERCISED
                       SECURITIES                        SARS AT FINANCIAL       IN-THE-MONEY OPTIONS/SARS
                        ACQUIRED     AGGREGATE VALUE   YEAR-END EXERCISABLE/       AT FINANCIAL YEAR-END
NAME                   ON EXERCISE      REALIZED           UNEXERCISABLE       EXERCISABLE/ UNEXERCISABLE(1)
----                   -----------   ---------------   ---------------------   -----------------------------
G. Maffei                     --        $       --                       --        $                   --
D. Lede                       --                --        800,000 / 800,000         9,700,000 / 9,700,000
L. Olsen                      --                --      800,000 / 1,000,000        9,700,000 / 10,475,000
R. Stevenson                  --                --      800,000 / 1,000,000        9,700,000 / 10,475,000
J. Brennan                    --                --            nil / 500,000               nil / 2,325,000
S. Baker                 150,000         1,903,125         10,000 / 480,000             115,000/5,745,000

------------------------------

(1) Based on the closing price of the Company's Subordinate Voting Shares on the Nasdaq National Market on the last trading day of the financial year, being $12.75.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

EMPLOYMENT CONTRACTS AND TERMINATION ARRANGEMENTS

Under the employment agreement between the Company and Mr. Maffei, Mr. Maffei is to receive an initial salary of $150,000 per year and is entitled to participate in any executive bonus plan that may be adopted by the Company. The agreement has a term ending June 30, 2003 and is subject to annual extensions thereafter. In the event Mr. Maffei dies or becomes disabled during his employment, he will be entitled to receive a lump sum payment of $10 million. The agreement provides that the Company may be required to pay to Mr. Maffei an amount equal to three times his then base salary, together with bonus or benefits, in the event that he does not continue in his office following a merger, consolidation or acquisition.

In the calendar year 2000, Mr. Olsen, Vice Chairman provided services to the Company pursuant to a management agreement between the Company and 551887
B.C. Ltd. The agreement provides for management fees of Cdn $200,000 per year, subject to annual adjustment at the discretion of the Board of Directors of the Company, together with a bonus at the discretion of the Board of Directors.

Mr. Brennan, Vice President, Europe, entered into an employment agreement with the Company effective April 12, 2001. The agreement provides for a salary of $275,000 per year together with a living and car allowance. The employment agreement also provides that Mr. Brennan's loan in the amount of $200,000 will be forgiven on January 1, 2002 subject to his continued employment to that date. Mr. Brennan is also entitled to a bonus of up to his base salary if certain targets are achieved. The agreement is of no fixed term. The agreement provides that in the event the Company should terminate Mr. Brennan's employment without cause, the Company is to pay Mr. Brennan, in lieu of notice, an amount equal to 12 months of his then base salary.

Mr. Baker, the Chief Technology Officer of the Company, entered into an employment agreement with the Company effective April 15, 1999. Mr. Baker initially commenced employment with the Company as General Manager Bandwidth Services and has since been promoted to his current position. The agreement provides for an initial annual gross salary of Cdn$144,000, together with a minimum annual bonus of 50% of his gross salary if certain earnings targets are achieved. The agreement is of no fixed term. The agreement provides that in the event the Company should terminate Mr. Baker's employment without cause, the Company is to pay Mr. Baker, in lieu of notice, an amount equal to 12 months of his then gross salary.

COMPENSATION OF DIRECTORS

The independent directors, other than those designated by our private equity investors, each received a grant of options under the Stock Option Plan to purchase 25,000 Subordinate Voting Shares at fair market value at the time of their appointment and will receive an annual grant of an additional 10,000 options each year thereafter, all of which options will vest over two years. Directors receive no other compensation in their capacity as directors other than their out of pocket expenses incurred in connection with attending directors' meetings. As of March 30, 2001, two directors, Mr. D. Lede and
Mr. C. Lede, have waived their entitlement to receive awards under the Stock Option Plan.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Since our initial public offering on April 26, 2000, the Company has carried Director's and Officer's Liability insurance covering the directors and officers of the Company and its subsidiaries. The limit of insurance purchased is approximately $175,000,000 and is achieved by two primary $10,000,000 policies and an excess policy providing L100,000,000. Where the Company reimburses the director or officer the deductible applicable to the Company is $500,000. If the insurance coverage is applicable but the Company is not permitted by law to reimburse the director or officer, the deductible is nil. Since the inception of the insurance policies, no claims have been submitted to insurers on behalf of an individual director or officer of the Company.

C.  BOARD PRACTICES

The articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of one and a maximum of 17 directors. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of the Company and applicable law, appointed by the Board of Directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. None of the directors have a service contract with us to provide for benefits upon termination of his or her directorship.

COMMITTEES OF THE BOARD

There are three committees of the Board of Directors of the Company. These committees meet regularly and operate under specific terms of reference as approved by the Board.

The Executive Committee consists of six directors. The committee members are Greg Maffei, David Lede, Larry Olsen, Ron Stevenson, Glen Creamer and Jim Voelker. This committee has authority to approve any contract, document, guarantee, indemnity or other instrument in the same manner as the Board of Directors up to an aggregate amount of $150 million, establish banking relationships and authorize the issuance and allotment of shares or other securities of the Company in connection with sale of the Company's products or services in the ordinary course where the aggregate consideration for such shares or securities does not exceed $50 million.

The Audit and Corporate Governance Committee consists of three directors. The committee members are Claude Mongeau (Chair), Andrew Rush and Gene Sykes. This committee is responsible for all relationships between the Company's independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This committee is also responsible for developing the Company's approach to governance issues and the Company's response to corporate governance guidelines of regulatory authorities.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

The Compensation and Nominating Committee consists of three directors. The committee members are David Lede, Glenn Creamer and James Voelker (Chair). This committee is responsible for administering the Company's executive compensation programs including those of the executive officers. Responsibilities include developing compensation guidelines and philosophy for executive management and annually reviewing and approving compensation for executive officers of the Company. With respect to long-term incentives, this committee reviews and recommends periodic grants under the Stock Option Plan. Such grants currently consist of two components, the new hire option grants and performance grants. This committee also monitors management and succession planning activities.

D. EMPLOYEES

We have approximately 1,900 full-time and seasonal employees. At April 30, 2001, there were approximately 600 employees in Canada, 1000 employees in the United States and 300 employees in other countries.

During 2001, we are continuing to add marketing and network services personnel as we implement our network services strategy. The number of employees will also fluctuate depending upon the level of development or construction activity.

We believe that our work force is highly capable and motivated and that our relations with our unionized and non-unionized employees are good.

In connection with the construction and maintenance of our fiber optic network, we may use third-party contractors to meet excess demand and harness local construction knowledge. Some of these employees may be represented by other unions or covered by collective bargaining agreements.

E.  SHARE OWNERSHIP

The following table shows the number and class of voting securities of the Company beneficially owned by each director and the named executive officers in subsection 6.B, as of March 31, 2001.

                                             CAPITAL STOCK                        OPTIONS
                                       --------------------------   -----------------------------------
                                        AMOUNT AND    PERCENTAGE
                                        NATURE OF     OF CLASS AT
NAME OF                                 BENEFICIAL     MARCH 31,     NUMBER     EXERCISE
BENEFICIAL OWNER           CLASS        OWNERSHIP        2001        GRANTED     PRICE     EXPIRY DATE
----------------       -------------   ------------   -----------   ---------   --------   ------------
J. Brennan             Subordinate              --           --       700,000    $ 7.21      March 2011
                       Voting Shares
S. Baker               Subordinate          50,000           --       590,000      1.29      March 2011
                       Voting Shares
K. Compton             Subordinate              --(1)        --        25,000     14.19    January 2011
                       Voting Shares
G. Creamer             Subordinate              --(2)        --            --        --              --
                       Voting Shares
C. Lede                Subordinate     283,484,892(3)     38.3%     1,600,000      0.63    January 2009
                       Voting Shares
                       Multiple         72,000,000(3)     88.0%            --        --              --
                       Voting Shares

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

                                             CAPITAL STOCK                        OPTIONS
                                       --------------------------   -----------------------------------
                                        AMOUNT AND    PERCENTAGE
                                        NATURE OF     OF CLASS AT
NAME OF                                 BENEFICIAL     MARCH 31,     NUMBER     EXERCISE
BENEFICIAL OWNER           CLASS        OWNERSHIP        2001        GRANTED     PRICE     EXPIRY DATE
----------------       -------------   ------------   -----------   ---------   --------   ------------
D. Lede                Subordinate     283,484,892(3)     38.3%     1,600,000    $ 0.63    January 2009
                       Voting Shares
                       Multiple         72,000,000(3)     88.0%            --        --              --
                       Voting Shares
G. Maffei              Subordinate      52,160,000         7.0%       200,000      3.75      March 2011
                       Voting Shares
                       Multiple          9,840,000        12.0%            --        --              --
                       Voting Shares
J. Malone              Subordinate              --(4)        --        25,000     14.19    January 2011
                       Voting Shares
C. Mongeau             Subordinate              --(5)        --        25,000     14.00      April 2010
                       Voting Shares
L. Olsen               Subordinate      15,809,971(6)      2.1%     2,000,000      1.83      March 2011
                       Voting Shares
C. Reinaudo /          Subordinate              --(7)        --        25,000     14.19    January 2011
  Alcatel              Voting Shares
A. Rush                Subordinate              --(8)        --            --        --              --
                       Voting Shares
J. Stanton             Subordinate         475,737(9)        --        25,000     14.19    January 2011
                       Voting Shares
R. Stevenson           Subordinate              --(10)        --    2,000,000      1.83      March 2011
                       Voting Shares
G. Sykes               Subordinate              --(11)        --           --        --              --
                       Voting Shares
J. Voelker             Subordinate       2,400,000(12)      0.3%    1,625,000      0.83      April 2010
                       Voting Shares

------------------------

(1) Mr. Compton is a general partner of Kleiner Perkins Caufield & Byers, which beneficially owns 890,869 Subordinate Voting Shares.

(2) Mr. Creamer is a Managing Director and Executive Vice President of Providence Equity Partners III LLC, the general partner of Providence Equity GP III LP, which is the general partner of Providence Equity Partners
    III LP and Providence Equity Operating Partners III LP (together, "Providence Equity"), which together beneficially own or control 572,724 Subordinate Voting Shares. Providence Equity is the general partner of Providence Equity Fiber LP, which beneficially owns 34,027,668 Subordinate Voting Shares.

(3) Mr. D. Lede and Mr. C. Lede together beneficially own or control more than 50% of the voting securities of Ledcor Inc., which indirectly beneficially owns or controls the securities listed.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

(4) Dr. Malone is Chairman of Liberty Media Corporation, which beneficially owns 7,483,631 Subordinate Voting Shares.

(5) Mr. Mongeau is the Executive Vice President and Chief Financial Officer of Canadian National Railway Inc., which beneficially owns 11,428,571 Subordinate Voting Shares.

(6) Mr. Olsen has the irrevocable right to acquire from Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership shares up to the maximum of 5% of the shares owned by each and to participate pro rata in sales of shares made by those entities, which right has been partially exercised.

(7) Mr. Reinaudo is President of Alcatel Optics Group. Alcatel indirectly beneficially owns 700,000 Series 1 Convertible Preferred Shares. At the direction of Mr. Reinaudo these options have been issued to Alcatel.

(8) Mr. Rush is a Managing Director of DLJ Merchant Banking Partners, L.P., which beneficially owns 34,027,668 Subordinate Voting Shares.

(9) The securities indicated are jointly beneficially owned by Mr. Stanton and Theresa Gillespie.

(10) Mr. Stevenson is a director and a shareholder of Ledcor Inc., which indirectly beneficially owns or controls 72,000,000 Multiple Voting Shares and 283,484,892 Subordinate Voting Shares.

(11) Mr. Sykes is a Managing Director of Goldman, Sachs & Co., which beneficially owns 34,027,651 Subordinate Voting Shares.

(12) Mr. Voelker beneficially owns or controls more than 50% of the voting securities of MacKenzie Partners LLC, which beneficially owns or controls the securities listed. Mr. Voelker is also a member of MacKenzie Partners II LLC, which beneficially owns 3,274,000 Subordinate Voting Shares.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to the Company.

STOCK OPTION PLAN

Our stock option plan permits the grant of non-qualified stock options, incentive stock options, share appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other share-based awards to employees and directors of the Company and its affiliates and subsidiaries. Any other person who provides ongoing services to the Company or its affiliates is also eligible for an award under the plan. The maximum number of Subordinate Voting Shares for which options and share appreciation rights may be granted by the Company during a calendar year to any eligible person under the plan is 8,000,000. In addition, the aggregate number of Subordinate Voting Shares reserved for issuance to any one person must not exceed 5% of the Company's issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued or reserved pursuant to the plan (or pursuant to outstanding awards) is subject to adjustment on account of share splits, share exchanges, mergers and other changes in the Subordinate Voting Shares, to prevent dilution or enlargement of a participant's rights under the plan. If any grants under the plan are cancelled, surrendered of otherwise terminated without a distribution of Subordinate Voting Shares, then those shares will again be available for further awards by the Company under the plan.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

At April 30, 2001, 741,156,483 Subordinate Voting Shares, 81,840,000 Multiple Voting Shares and 700,000 Series 1 Convertible Preferred Shares of the Company were issued and outstanding. In the United States at this date, 31% of our Subordinate Voting Shares were held by 405 holders of record and 12% of our Multiple Voting Shares were held by one holder of record. Each Subordinate Voting Share entitles the holder thereof to one vote per share, each Multiple Voting Share entitles the holder thereof to ten votes per share and each Series 1 Convertible Preferred Share entitles the holder thereof to vote on an "as if converted basis", which would have resulted in approximately 47 votes per preferred share at March 31, 2001.

The following table sets forth information regarding the beneficial ownership of Subordinate Voting Shares, Multiple Voting Shares or Series 1 Convertible Preferred Shares with respect to each person who, as of such date indicated, was known to the Company to be the beneficial owner of Subordinate Voting Shares, Multiple Voting Shares or Series 1 Convertible Preferred Shares carrying more than five percent of the voting rights attached to each class of shares:

                                                    APRIL 30,    DECEMBER 31,
NAME                      CLASS                       2001         2000 (2)
----                      ----------------------   -----------   ------------
WORLDWIDE FIBER           SUBORDINATE               25,289,177    24,362,777
 HOLDINGS LTD. (1)        VOTING SHARES                   3.4%          3.3%

                          MULTIPLE VOTING           72,000,000    72,000,000
                          SHARES                         88.0%         88.0%

LEDCOR LIMITED            SUBORDINATE              258,195,715   258,195,715
 PARTNERSHIP (1)          VOTING SHARES                  34.8%         35.0%

GREGORY MAFFEI            SUBORDINATE               52,160,000    52,160,000
                          VOTING SHARES                   7.0%          7.1%

                          MULTIPLE VOTING            9,840,000     9,840,000
                          SHARES                         12.0%         12.0%

ALCATEL N.V.              SERIES 1                     700,000       700,000
                          CONVERTIBLE                     100%          100%
                          PREFERRED SHARES

------------------------------

(1) Worldwide Fiber Holdings Ltd. is an indirect wholly owned subsidiary of Ledcor Inc. The general partner of Ledcor Limited Partnership is an indirect wholly owned subsidiary of Ledcor Inc. At April 30, 2001 Ledcor Inc. indirectly held 38.2% of our capital stock, which entitles Ledcor Inc. to a 63.0% voting interest in our Company.

(2) Prior to our IPO on April 19, 2000, we were a private company. On April 14, 2000, Worldwide Fiber Holdings held 72,000,000 of our Class C Multiple Voting Shares and 54,303,200 of our Class B Subordinate Voting Shares, Ledcor Limited Partnership held a 301,266,400 of our Class A Non-Voting Shares and Mr. Maffei held 9,840,000 of our Class C Multiple Voting Shares and 52,160,000 of our Class A Non-Voting Shares.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

   Concurrent with our IPO, we also had a private share offering and reorganized our share capital. The Class C Multiple Voting Shares became Multiple Voting Shares, and all of our other outstanding common shares and convertible preferred shares became Subordinate Voting Shares. Additional details of the share reorganization are provided in notes 9 and 10 of the accompanying consolidated financial statements in Item 8.A.

   On May 31, 2000, subsequent to the transactions noted above, Worldwide Fiber
    Holdings held 72,000,000 of our Multiple Voting Shares and 56,174,893 of our Subordinate Voting Shares, Ledcor Limited Partnership held 258,195,715 of our Subordinate Voting Shares and Mr. Maffei held 9,840,000 of our Multiple Voting Shares and 52,160,000 of our Subordinate Voting Shares.

B.  RELATED PARTY TRANSACTIONS

Information relating to related party transactions is detailed in notes 6, 7, 10 and 13 of the accompanying consolidated financial statements in Item 8.A.

No director, executive officer or senior officer of the Company, or proposed nominee for election as a director of the Company, or any of their associates, is or has been indebted to the Company or its subsidiaries since January 1, 2000 except with respect to the loans as noted below.

Pursuant to a Stock Purchase Agreement dated December 22, 1999, Mr. Maffei purchased 52,160,000 of our Subordinate Voting Shares and 9,840,000 of our Multiple Voting Shares for an aggregate purchase price of $77,500,000. We advanced an amount equal to the purchase price to Mr. Maffei under a limited recourse promissory note maturing on December 22, 2005, with an interest rate of 6.2% per annum compounded annually. Mr. Maffei would be able to put back a certain number of shares to the Company or, under certain conditions, at the option of the Company to Worldwide Fiber Holdings Ltd., at fair market value to repay the promissory note.

In April 2001, Worldwide Fiber Holdings Ltd. assumed our obligation to accept Mr. Maffei's put, and we sold his promissory note to Worldwide Fiber
Holdings Ltd. in exchange for its recourse promissory note. In addition, some of the terms of the note and put were amended, resulting in an increase in interest rate, further limitations on the put amount, a forbearance of the put right for a limited time under certain circumstances and the note being made non-recourse except with respect to the shares acquired from us for the note owned by Mr. Maffei. After giving effect to the transactions described above, Mr. Maffei is now indebted to Worldwide Fiber Holdings Ltd. in the amount of $82,305,000, plus accrued interest from December 22, 2000. We retain the right in certain circumstances to repurchase some of Mr. Maffei's shares. In addition, Worldwide Fiber Holdings Ltd. has granted us the right to purchase from it any shares put to it by Mr. Maffei, which are subject to our repurchase option at the time they are put.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

The following table shows the details of certain indebtedness owed by directors, executive officers and senior officers of the Company and their associates other than in connection with the acquisition of securities of the Company.

                                                                                 LARGEST AMOUNT         AMOUNT
                                                                                  OUTSTANDING       OUTSTANDING AS
NAME AND PRINCIPAL POSITION                INVOLVEMENT OF ISSUER OR SUBSIDIARY    DURING 2000     AT APRIL 30, 2001
---------------------------                -----------------------------------   --------------   ------------------
J. BRENNAN                                 LOAN FROM ISSUER(1)                     $  200,000         $  200,000
PRESIDENT, EUROPE

A. CHITAMUN                                LOAN FROM ISSUER(2)                        170,000            170,000
VICE PRESIDENT, PRODUCT

S. BAKER                                   LOAN FROM ISSUER(2)                        200,000            200,000
CHIEF TECHNOLOGY OFFICER

S. LYONS                                   LOAN FROM ISSUER(2)                        200,000            200,000
VICE PRESIDENT, SUBMARINE

J. BYRD, CHIEF OPERATING OFFICER           LOAN FROM ISSUER(3)                             --          3,000,000

LEDCOR INDUSTRIES LIMITED                  INDEBTEDNESS TO SUBSIDIARY(4)            3,671,000          3,671,000

------------------------------

(1) The amount set out above does not include interest which accrues annually at the rate of 7.5% per annum from the date of the loan. The loan was to be repaid by the deduction of one half of the amount of any bonus to be paid to Mr. Brennan and the payment of one half of any gross proceeds received by Mr. Brennan through the exercise of any options held in the Company. The loan will be forgiven on January 1, 2002 subject to Mr. Brennan's continued employment.

(2) The amounts set out above do not include interest which accrues annually at the Royal Bank of Canada reference rate of interest for loans made by it in Canada in US dollars plus 2% per annum from the date of the loan. The loan is repayable on demand. The borrower has granted to the Company a security interest over all the personal and after acquired personal property of the borrower.

(3) The amount set out above does not include interest which accrues annually at the rate of 10% per annum from the date of the loan. The loan must be repaid in full on or before the earlier of: (i) December 18, 2004 and (ii) the cessation of Mr. Byrd's employment with the Company in the event that he terminates such employment or his employment is terminated for cause. The principal amount may be reduced if the shares underlying certain stock options granted to Mr. Byrd do not have a certain minimum vested in-the-money value on the loan repayment date.

(4) Ledcor Industries Limited is a wholly owned subsidiary of Ledcor Inc.
    Mr. D. Lede and Mr. C. Lede, directors of the Company, together beneficially own or control more than 50% of the voting securities of Ledcor Inc. The indebtedness represents amounts owed, calculated by netting the trade payables between Ledcor Industries Limited and a subsidiary of the Company. It is non-interest bearing and repayable on demand.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 8.  FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

360NETWORKS INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, AND FOR THE PERIOD FROM FEBRUARY 5, 1998 (DATE OF INCORPORATION) TO DECEMBER 31, 1998.

Consolidated Statements of Operations                            50

Consolidated Statements of Cash Flows                            51

Consolidated Balance Sheets                                      52

Consolidated Changes in Stockholders' Equity                     54

Notes to Consolidated Financial Statements                       56

Independent Auditor's Report                                     76

LEDCOR INDUSTRIES LIMITED - TELECOMMUNICATIONS DIVISION AUDITED DIVISIONAL FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED MAY 31, 1998, AND THE YEAR ENDED AUGUST 31, 1997

Independent Auditor's Report                                     78

Divisional Balance Sheet                                         79

Divisional Statements of Operations and Retained Earnings        80

Divisional Statements of Cash Flows                              81

Notes to Divisional Financial Statements                         82

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

                                     [LOGO]

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (U.S. GAAP)

                               DECEMBER 31, 2000

                                     - 49 -                     360NETWORKS  F-1

360NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. GAAP)

                                                                   YEAR ENDED DECEMBER 31 (note 1)
(MILLIONS OF U.S. DOLLARS)                                      2000             1999             1998
--------------------------------------------------------------------------------------------------------
REVENUE                                                       $   511          $   360           $ 164
COSTS                                                             325              251             147
                                                              ------------------------------------------
GROSS PROFIT                                                      186              109              17
                                                              ------------------------------------------
EXPENSES
    Selling, general and administration                            94               22               2
      Stock-based compensation                                    258                7              --
    Depreciation and amortization                                  56                3               1
                                                              ------------------------------------------
                                                                  408               32               3
                                                              ------------------------------------------
                                                                 (222)              77              14
INTEREST EXPENSE                                                  135               34              --
INTEREST INCOME                                                    60               18              --
INVESTMENT LOSS                                                    14               --              --
EQUITY INCOME (LOSS)                                               (1)              --               1
                                                              ------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST          (312)              61              15
PROVISION (RECOVERY) FOR INCOME TAXES (note 12)
    Current                                                        63               40               6
    Deferred                                                      (22)             (10)             --
                                                              ------------------------------------------
                                                                   41               30               6
                                                              ------------------------------------------
                                                                 (353)              31               9
MINORITY INTEREST                                                   2                7              --
                                                              ------------------------------------------
NET INCOME (LOSS)                                             $  (355)         $    24           $   9
                                                              ==========================================
INCOME (LOSS) PER SHARE (note 3)
    Basic                                                     $ (0.55)         $ (0.03)          $0.43
    Diluted                                                   $ (0.55)         $ (0.03)          $0.43

SEE ACCOMPANYING NOTES

F-2  360NETWORKS                     - 50 -

360NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)

                                                                   YEAR ENDED DECEMBER 31 (note 1)
(MILLIONS OF U.S. DOLLARS)                                      2000             1999             1998
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income (loss)                                         $   (355)        $    24           $   9
    Add (deduct) items to reconcile to net cash
      Stock-based compensation                                     258               7              --
      Depreciation and amortization                                 56               3               1
      Amortization of deferred financing charges                     9               2              --
      Investment loss                                               14              --              --
      Deferred income taxes                                        (22)            (10)             --
      Other                                                         13              --              (1)
      Change in operating working capital items
        Accounts receivable                                       (131)            (18)            (38)
        Unbilled revenue                                          (101)           (104)             (1)
        Inventory                                                 (233)           (165)             (6)
        Accounts payable and accrued liabilities                   376             152               3
        Deferred revenue                                            70             (14)             14
        Income taxes payable                                        17              26               6
        Other                                                      (17)             --              --
                                                              ------------------------------------------
    Cash used in operating activities                              (46)            (97)            (13)
                                                              ------------------------------------------
INVESTING ACTIVITIES
    Additions to property, equipment, network assets under
      construction and network capacity                         (2,458)           (300)             (1)
    Other                                                          (68)            (21)              2
                                                              ------------------------------------------
    Cash used in investing activities                           (2,526)           (321)              1
                                                              ------------------------------------------
FINANCING ACTIVITIES
    Proceeds from
      Issuance of equity                                         1,392             348              --
      Issuance of debt                                           1,289             500             175
    Change in restricted cash                                      212              --              --
    Repayment of debt                                             (475)             --              --
    Redemption of preferred shares                                  --             (45)             --
    Other                                                           (2)            (18)             (7)
                                                              ------------------------------------------
    Cash provided by financing activities                        2,416             785             168
                                                              ------------------------------------------
Effect of exchange rate on cash and cash equivalents                (1)             (2)             --
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (157)            365             156
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR                       521             156              --
                                                              ------------------------------------------
CASH AND CASH EQUIVALENTS- END OF YEAR                        $    364         $   521           $ 156
                                                              ==========================================

SEE ACCOMPANYING NOTES

                                     - 51 -                     360NETWORKS  F-3

360NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)

                                                                     DECEMBER 31
(MILLIONS OF U.S. DOLLARS)                                      2000             1999
---------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                  $  364           $  521
    Restricted cash                                               143               --
    Accounts receivable (note 5)                                  166               34
    Unbilled revenue                                              217              116
    Inventory (note 5)                                            430              197
    Deferred tax asset                                             19                9
    Other                                                          41               22
                                                              -------------------------
                                                                1,380              899

PROPERTY AND EQUIPMENT - net (note 5)                             746               77
NETWORK ASSETS UNDER CONSTRUCTION                               2,295              301
GOODWILL - net (note 5)                                           880               --
DEFERRED TAX ASSET                                                 50               12
OTHER (note 5)                                                    245               22
                                                              -------------------------
                                                               $5,596           $1,311
                                                              =========================

SEE ACCOMPANYING NOTES

APPROVED BY THE BOARD

GREG MAFFEI                  LARRY OLSEN
DIRECTOR                     DIRECTOR

F-4  360NETWORKS                     - 52 -

360NETWORKS INC.
CONSOLIDATED BALANCE SHEETS - Continued
(U.S. GAAP)

                                                                     DECEMBER 31
(MILLIONS OF U.S. DOLLARS)                                      2000             1999
---------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
    Accounts payable and accrued liabilities (note 5)          $  675           $  191
    Deferred revenue                                              106               19
    Income taxes payable                                           51               34
    Deferred taxes                                                 25               --
                                                              -------------------------
                                                                  857              244

DEFERRED REVENUE                                                   50               --
DEFERRED TAX LIABILITY                                              4                3
LONG-TERM DEBT (note 8)                                         1,895              675
                                                              -------------------------
                                                                2,806              922

MINORITY INTEREST                                                  --                9

PREFERRED STOCK (note 10)
    Authorized - 500 billion Preferred Shares
    Issued and outstanding
      Series 1 Convertible Preferred Shares - 700,000
        (1999 - nil)                                              707               --
      Series A Redeemable Convertible Preferred Shares - nil
        (1999 - 150,951,312)                                       --              350

STOCKHOLDERS' EQUITY
CAPITAL STOCK (note 9)
    Authorized - 500 billion Subordinate Voting Shares
              - 500 billion Multiple Voting Shares, no par
      value
    Issued and outstanding
      Subordinate Voting Shares - 738,244,168
        (1999 - 436,056,000)                                    2,449              247
      Multiple Voting Shares - 81,840,000                          45               45
OTHER CAPITAL ACCOUNTS                                             22             (221)
DEFICIT                                                          (433)             (41)
                                                              -------------------------
                                                                2,083               30
                                                              -------------------------
                                                               $5,596           $1,311
                                                              =========================
COMMITMENTS (note 16)
SUBSEQUENT EVENTS (note 17)

SEE ACCOMPANYING NOTES

                                     - 53 -                     360NETWORKS  F-5

360NETWORKS INC.
CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(U.S. GAAP)

                                            SUBORDINATE                  MULTIPLE
                                           VOTING SHARES              VOTING SHARES
                                          (note 9 and 10)                (note 9)
                                      ------------------------   ------------------------

                                            NUMBER                     NUMBER
      (MILLIONS OF U.S. DOLLARS)         OF SHARES      AMOUNT      OF SHARES      AMOUNT
      -----------------------------------------------------------------------------------
      BALANCE, FEBRUARY 5, 1998                 --     $  --               --     $  --

      Shares issued upon
        incorporation                        1,600        --
      Issuance of shares for assets
        (note 7)                             3,200         7
      Issuance of shares for 100% of
        Ledcom
        Holdings Ltd. (note 7)          32,000,000        --
      Issuance of shares for 50% of
        360networks
        holdings (USA) inc.
        (note 6)                        48,000,000        --
      Other
      Net income (loss)
                                      ---------------------------------------------------
      BALANCE, DECEMBER 31, 1998        80,004,800         7               --        --

      Preferred share accretion
      Preferred share purchase price
        adjustment
      Employee option grants
      Issuance of shares for assets
        (note 7)                       319,995,200        25
      Repurchase of common shares in
        exchange for Subordinate
        Voting Shares and preferred   (400,000,000)      (32)
        shares (notes 9 and 10)        381,496,000        32
      Issuance of shares for cash
        (note 9)                         2,400,000         6
      Redemption of preferred shares
        and stock dividend
        (note 10)
      Issuance of shares for assets
        (note 7)                                                   72,000,000         6
      Issuance of shares (note 11)      52,160,000       209        9,840,000        39
      Amortization of deferred
        compensation expense
      Other
      Net income (loss)
                                      ---------------------------------------------------
      BALANCE, DECEMBER 31, 1999       436,056,000      $247       81,840,000       $45
                                      ---------------------------------------------------

      SEE ACCOMPANYING NOTES


                                                  OTHER CAPITAL ACCOUNTS
                                      ----------------------------------------------
                                                       ADDITIONAL
                                              NOTE        PAID IN           DEFERRED
      (MILLIONS OF U.S. DOLLARS)        RECEIVABLE        CAPITAL       COMPENSATION
      ------------------------------  ----------------------------------------------
      BALANCE, FEBRUARY 5, 1998             --          $  --            $  --
      Shares issued upon
        incorporation
      Issuance of shares for assets
        (note 7)                                            1
      Issuance of shares for 100% of
        Ledcom
        Holdings Ltd. (note 7)
      Issuance of shares for 50% of
        360networks
        holdings (USA) inc.
        (note 6)
      Other                                                 1
      Net income (loss)
                                      ----------------------------------------------
      BALANCE, DECEMBER 31, 1998            --              2               --
      Preferred share accretion
      Preferred share purchase price
        adjustment                                         22
      Employee option grants                               22              (22)
      Issuance of shares for assets
        (note 7)
      Repurchase of common shares in
        exchange for Subordinate
        Voting Shares and preferred
        shares (notes 9 and 10)
      Issuance of shares for cash
        (note 9)                                                            (3)
      Redemption of preferred shares
        and stock dividend
        (note 10)
      Issuance of shares for assets
        (note 7)                                           (2)
      Issuance of shares (note 11)         (77)                           (171)
      Amortization of deferred
        compensation expense                                                 7
      Other                                                                  1
      Net income (loss)
                                      ----------------------------------------------
      BALANCE, DECEMBER 31, 1999          $(77)           $44            $(188)
                                      ----------------------------------------------
      SEE ACCOMPANYING NOTES


                                       (DEFICIT)              TOTAL
                                        RETAINED      STOCKHOLDERS'
      (MILLIONS OF U.S. DOLLARS)        EARNINGS             EQUITY
      ------------------------------  -----------------------------
      BALANCE, FEBRUARY 5, 1998         $  --                  $ --
      Shares issued upon
        incorporation                                            --
      Issuance of shares for assets
        (note 7)                                                  8
      Issuance of shares for 100% of
        Ledcom
        Holdings Ltd. (note 7)                                   --
      Issuance of shares for 50% of
        360networks
        holdings (USA) inc.
        (note 6)                                                 --
      Other                                                       1
      Net income (loss)                     9                     9
                                      -----------------------------
      BALANCE, DECEMBER 31, 1998            9                    18
      Preferred share accretion            (7)                   (7)
      Preferred share purchase price
        adjustment                        (22)                   --
      Employee option grants                                     --
      Issuance of shares for assets
        (note 7)                                                 25
      Repurchase of common shares in
        exchange for Subordinate
        Voting Shares and preferred                             (32)
        shares (notes 9 and 10)                                  32
      Issuance of shares for cash
        (note 9)                                                  3
      Redemption of preferred shares
        and stock dividend
        (note 10)                         (45)                  (45)
      Issuance of shares for assets
        (note 7)                                                  4
      Issuance of shares (note 11)                               --
      Amortization of deferred
        compensation expense                                      7
      Other                                                       1
      Net income (loss)                    24                    24
                                      -----------------------------
      BALANCE, DECEMBER 31, 1999         $(41)                  $30
                                      -----------------------------
      SEE ACCOMPANYING NOTES

F-6  360NETWORKS                     - 54 -

360NETWORKS INC.
CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY - Continued
(U.S. GAAP)

                                            SUBORDINATE                  MULTIPLE
                                           VOTING SHARES              VOTING SHARES
                                          (note 9 and 10)                (note 9)
                                      ------------------------   ------------------------

                                            NUMBER                     NUMBER
      (MILLIONS OF U.S. DOLLARS)         OF SHARES      AMOUNT      OF SHARES      AMOUNT
      -----------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 1999       436,056,000      $247       81,840,000      $45

      Issuance of shares for
        purchase of minority
        interests (note 6)              33,714,285       472
      Issuance of shares for cash
        (note 9)                        51,566,250       675
      Issuance of shares and options
        on acquisitions (note 6)        45,073,816       637
      Preferred share accretion
      Preferred share purchase price
        adjustment
      Preferred share conversion
        adjustment
      Conversion of preferred shares
        to Subordinate Voting
        Shares (note 10)               160,084,346       380
      Employee option grants
      Issuance of shares on exercise
        of stock options                11,338,257        37
      Amortization of deferred
        compensation expense
      Issuance of shares for
        services rendered (note 9)         411,214         1
      Contribution by principal
        shareholders (note 9)
      Net income (loss)
                                      ---------------------------------------------------
      BALANCE, DECEMBER 31, 2000       738,244,168    $2,449       81,840,000      $45
                                      ---------------------------------------------------

      SEE ACCOMPANYING NOTES


                                                  OTHER CAPITAL ACCOUNTS
                                      ----------------------------------------------
                                                       ADDITIONAL
                                              NOTE        PAID IN           DEFERRED
      (MILLIONS OF U.S. DOLLARS)        RECEIVABLE        CAPITAL       COMPENSATION
      ------------------------------  ----------------------------------------------
      BALANCE, DECEMBER 31, 1999          $(77)           $44            $(188)
      Issuance of shares for
        purchase of minority
        interests (note 6)
      Issuance of shares for cash
        (note 9)
      Issuance of shares and options
        on acquisitions (note 6)                           37
      Preferred share accretion
      Preferred share purchase price
        adjustment
      Preferred share conversion
        adjustment
      Conversion of preferred shares
        to Subordinate Voting
        Shares (note 10)
      Employee option grants                              128             (128)
      Issuance of shares on exercise
        of stock options                                  (20)
      Amortization of deferred
        compensation expense                                               155
      Issuance of shares for
        services rendered (note 9)
      Contribution by principal
        shareholders (note 9)                              71
      Net income (loss)
                                      ----------------------------------------------
      BALANCE, DECEMBER 31, 2000          $(77)          $260            $(161)
                                      ----------------------------------------------
      SEE ACCOMPANYING NOTES


                                       (DEFICIT)              TOTAL
                                        RETAINED      STOCKHOLDERS'
      (MILLIONS OF U.S. DOLLARS)        EARNINGS             EQUITY
      ------------------------------  -----------------------------
      BALANCE, DECEMBER 31, 1999         $(41)                  $30
      Issuance of shares for
        purchase of minority
        interests (note 6)                                      472
      Issuance of shares for cash
        (note 9)                                                675
      Issuance of shares and options
        on acquisitions (note 6)                                674
      Preferred share accretion            (6)                   (6)
      Preferred share purchase price
        adjustment                        (24)                  (24)
      Preferred share conversion
        adjustment                         (7)                   (7)
      Conversion of preferred shares
        to Subordinate Voting
        Shares (note 10)                                        380
      Employee option grants                                     --
      Issuance of shares on exercise
        of stock options                                         17
      Amortization of deferred
        compensation expense                                    155
      Issuance of shares for
        services rendered (note 9)                                1
      Contribution by principal
        shareholders (note 9)                                    71
      Net income (loss)                  (355)                 (355)
                                      -----------------------------
      BALANCE, DECEMBER 31, 2000        $(433)               $2,083
                                      -----------------------------
      SEE ACCOMPANYING NOTES

                                     - 55 -                     360NETWORKS  F-7

360NETWORKS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)
December 31, 2000, 1999 and 1998 (TABULAR AMOUNTS EXPRESSED IN MILLIONS OF U.S. DOLLARS)

1.  THE COMPANY

360NETWORKS INC. (the "Company") offers network services to telecommunications and data-centric organizations. The Company's operations also consist of engineering, constructing and installing terrestrial and undersea fiber optic systems for its own use or for sale, lease or grant of indefeasible right of use ("IRU") to third parties.

In 2000 and 1999, revenue is generated primarily from the sale, lease or grant of IRU of network infrastructure. In 2000, as the Company's network segments were completed, revenue has also been generated from providing network services, and operating and maintenance services. For the period ended December 31, 1998, the Company's revenues related primarily to construction services with Ledcor Industries Limited ("Ledcor") (note 13).

The Company was incorporated on February 5, 1998 and is indirectly a subsidiary of Ledcor Inc. In March 2000, the Company changed its name from Worldwide
Fiber Inc. to 360NETWORKS INC.

The Company began its operations on June 1, 1998 after certain assets of the Telecommunications Division ("Division") of Ledcor were transferred to the Company on May 31, 1998 (note 7). Previously the operations were carried out by the Division.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with terms at the date of purchase of three months or less, which are generally held to maturity.

RESTRICTED CASH

Restricted cash is classified as such under the terms of the 360americas credit facility. The use of this cash is restricted to operating and capital expenditures related to the 360americas project.

INVENTORY

Inventory consists of fiber optic network assets to be sold or leased under sales-type leases, construction supplies and small tools. Fiber optic network assets are recorded at the lower of cost and market. Cost includes direct materials and subcontractor charges, labor, and interest (see "capitalization of interest") determined on an average cost basis. Construction supplies and small tools inventory are recorded at the lower of cost and replacement value.

F-8  360NETWORKS                     - 56 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

PROPERTY AND EQUIPMENT

Fiber optic network assets constructed for the Company's own use are recorded as property and equipment when the asset is fully constructed. Fiber optic network assets, construction equipment and other property and equipment are recorded at cost. Property and equipment are depreciated using the following rates and methods:

Fiber optic network assets - straight-line basis ranging from 15 to 25 years

Buildings - straight-line basis ranging from 15 to 20 years

Equipment - hourly usage rates or straight-line basis, over the estimated useful life from 2 to 5 years

NETWORK ASSETS UNDER CONSTRUCTION

Assets under construction include fiber optic network assets and related facilities constructed for the Company's own use and include direct expenditures of materials and labor, indirect costs attributable to the projects and interest.

GOODWILL

Goodwill, the excess of cost over fair value of net assets acquired, is amortized on a straight-line basis ranging from 4 to 25 years.

NETWORK CAPACITY

Network capacity is amortized either on an as-used basis or straight-line basis depending on the contractual agreement.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying amount of long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or have been impaired. The determination of any impairment would be based on a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

INVESTMENTS

Long-term investments in which the Company owns or controls a 20 percent or greater interest, or over which it is able to exercise significant influence are accounted for using the equity method of accounting.

Long-term investments that represent less than 20 percent ownership interests are held on an available-for-sale basis in accordance with FASB Statement 115. Unrealized gains and losses resulting from changes in fair value are included in comprehensive income. Investments that incur declines in fair value which are considered to be other-than-temporary are written down to fair value and the amount of the write down is charged to earnings.

                                     - 57 -                     360NETWORKS  F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

REVENUE RECOGNITION

Revenue from construction contracts to develop fiber optic systems is calculated on the percentage-of-completion basis using the cost-to-cost method over the life of the build. Costs incurred are considered to be the best available measure of progress of these contracts. Revenue recognized using the percentage-of-completion basis less billings to date is recorded as unbilled revenue. Billings are generally rendered on the achievement of certain construction milestones. Provisions are made for all potential losses as soon as they become evident.

Revenue from leases and IRUs of dark fiber that qualify for sales-type lease accounting that were entered into prior to June 30, 1999 is generally recognized at the time of delivery and acceptance. Leases and dark fiber IRUs that do not meet the criteria for sales-type leases are accounted for as operating leases and revenue is recognized over the term of the contract.

In June 1999, the Financial Accounting Standards Board issued Interpretation
No. 43, Real Estate Sales, an interpretation of SFAS Statement No. 66
("FIN 43"). The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 1999. Under this interpretation, certain telecommunication assets are considered to be integral equipment, as such title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

Sales and grants of IRUs of dark fiber entered into after June 1999 are now evaluated under FIN 43. If title does not pass on the integral equipment from transactions involving dark fiber sales and/or IRUs, revenue is deferred and recognized over the life of the contract.

Under dark fiber and capacity contracts, the Company is required to operate and maintain the network in accordance with industry standards. Under these contracts, customers are charged for certain operating and maintenance fees for the term of each contract, and recognized over the life of the contract.

Revenue applicable to network services is recognized monthly as services are provided.

Accounting practice and guidance with respect to IRU revenue recognition is evolving. Any changes in the accounting treatment may affect the current recognition of revenues and related costs. Such changes would likely be treated on a prospective basis.

COSTS

Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, labor and an allocation of indirect costs such as rights-of-way, environmental restoration, equipment costs, insurance and interest charges.

Cost of sales of network services include only the direct costs of operating, provisioning and maintaining the network.

F-10  360NETWORKS                    - 58 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

CAPITALIZATION OF INTEREST

Interest is capitalized as part of the cost of developing network assets. Interest capitalized during the development period is computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings.

DEFERRED FINANCING COSTS

Costs incurred in connection with obtaining long-term debt are deferred and amortized, using the effective interest rate method, to interest expense over the term of the debt. Discounts applicable to long-term debt are netted against the respective notes and accreted back to the original amount using the effective interest rate method.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The Company's functional currency is the U.S. dollar. Transactions in other currencies are recorded at the exchange rate at the transaction date. In 1999 and 1998 the Company's functional currency was the Canadian dollar. Changes in exchange rates applicable to foreign currency denominated assets and liabilities result in gains and losses which are included in the statement of operations.

Assets and liabilities of the Company's subsidiaries and operations that operate outside the United States which have a functional currency other than the U.S. dollar are translated into U.S. dollars at the year-end exchange rate. Revenues and expenses for these businesses are translated at average exchange rates effective during the year. Gains and losses resulting from foreign exchange transactions are included in comprehensive income.

COMPREHENSIVE INCOME

Comprehensive income consists of currency translation adjustments and net income. To date there have been no significant currency translation adjustments.

INCOME TAXES

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

COMPARATIVE FINANCIAL INFORMATION

Certain prior period amounts have been reclassified to conform to the current year presentation.

                                     - 59 -                    360NETWORKS  F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

3.  INCOME (LOSS) PER SHARE

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of Subordinate Voting Shares (formerly Class A Non-Voting Shares and Class B Subordinate Voting Shares) and Multiple Voting Shares (formerly Class C Multiple Voting Shares) outstanding for the period.

                                                                        YEAR ENDED DECEMBER 31
                                                                2000             1999             1998
--------------------------------------------------------------------------------------------------------
Net income (loss)                                              $ (355)          $   24           $   9
Less:
  Preferred share accretion                                        (6)              (7)             --
  Stock dividend                                                   --               (5)             --
  Preferred share purchase price adjustment                       (24)             (22)             --
  Preferred share conversion adjustment                            (7)              --              --
                                                              ------------------------------------------
Net income (loss) attributable to common stockholders          $ (392)          $  (10)          $   9
                                                              ==========================================
Weighted average number of common shares (million)                718              327              21
                                                              ==========================================
Basic income (loss) per common share                           $(0.55)          $(0.03)          $0.43

Diluted loss per share reflects the potential dilution of securities by including other potential common stock, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive. At December 31, 2000, there were antidilutive convertible preferred shares and outstanding stock options which if converted would result in approximately
90 million additional Subordinate Voting Shares, which may be dilutive to future earnings.

                                                                        YEAR ENDED DECEMBER 31
                                                                2000             1999             1998
--------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stockholders          $ (392)          $  (10)          $   9
                                                              ==========================================
Diluted weighted average number of common shares (million)        718              327              21
                                                              ==========================================
Diluted income (loss) per common share                         $(0.55)          $(0.03)          $0.43

4.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                        YEAR ENDED DECEMBER 31
                                                                2000             1999             1998
--------------------------------------------------------------------------------------------------------
Cash paid for income taxes                                      $ 39             $ 13             $ --
Cash paid for interest                                           153               21               --
Supplemental non-cash investing activities:
  Issuance of common shares for acquisitions (notes 6
    and 7):
    - 100% interest in GlobeNet Communications Group Limited     642               --               --
    - 25% interest in 360networks (Cdn) ltd and
      360networkS LLC                                            160               --               --
    - 25% interest in 360networks (USA) inc.                     312               --                4
    - 100% interest in TRES Management LLC and Meet Me
      Room LLC                                                    32               --               --
    - Transactions with Ledcor                                    --               37               --
Supplemental non-cash financing activities:
  Conversion of preferred shares                                (380)              --               --
  Issuance of common shares for preferred shares                 380               --               --
  Issuance of common shares for assets                            --               47                8
  Issuance of common shares for network contracts                 --               25               --
  Preferred share accretion                                        6                7               --
  Preferred share conversion adjustment                            7               --               --
  Preferred share stock dividend                                  --                5               --

F-12  360NETWORKS                    - 60 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

5.  BALANCE SHEET COMPONENTS

                                                                      DECEMBER 31
                                                                  2000                1999
------------------------------------------------------------------------------------------
Accounts Receivable
  Trade                                                         $163                $ 34
  Other                                                            3                  --
                                                              ----------------------------
                                                                $166                $ 34
                                                              ============================
Inventory
  Fiber optic network assets                                    $429                $188
  Construction supplies, small tools and other                     1                   9
                                                              ----------------------------
                                                                $430                $197
                                                              ============================
Property and equipment
  Fiber optic network assets                                    $544                $ 64
  Buildings                                                      119                  --
  Equipment                                                       47                  10
  Land                                                            72                   6
                                                              ----------------------------
                                                                 782                  80
  Less: accumulated depreciation                                  36                   3
                                                              ----------------------------
Property and equipment - net                                    $746                $ 77
                                                              ============================
Goodwill
  Goodwill (note 6)                                             $910                $ --
  Less: accumulated amortization                                  30                  --
                                                              ----------------------------
                                                                $880                $ --
                                                              ============================
Other assets
  Network capacity                                              $129                $ --
  Deferred financing charges                                      79                  22
  Investments                                                     37                  --
                                                              ----------------------------
                                                                $245                $ 22
                                                              ============================
Accounts payable and accrued liabilities
  Accounts payable
    Trade                                                       $341                $100
    Other                                                         81                  15
  Accrued liabilities                                            125                  21
  Subcontractor holdbacks payable                                 77                  26
  Interest payable                                                51                  29
                                                              ----------------------------
                                                                $675                $191
                                                              ============================

                                     - 61 -                    360NETWORKS  F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

6.  ACQUISITIONS

MEET ME ROOM LLC

In September 2000, the Company acquired 100% of the outstanding shares of Meet Me Room LLC, a network services provider. The total consideration was $10 million consisting of 535,714 Subordinate Voting Shares of the Company. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 4 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

      Goodwill                                                        $10
                                                                      ---
      Share capital                                                   $10
                                                                      ===

TRES MANAGEMENT LLC

In July 2000, the Company acquired 100% of the outstanding shares of TRES Management LLC, a colocation services provider. The total consideration was $27 million consisting of 1,339,286 Subordinate Voting Shares of the Company and cash of $5 million. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 25 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

      Fair value of net assets acquired                               $22
      Goodwill                                                          5
                                                                      ---
      Share capital and cash                                          $27
                                                                      ===

GLOBENET COMMUNICATIONS GROUP LIMITED

In June 2000, the Company acquired 100% of the outstanding shares of GlobeNet Communications Group Limited, ("GlobeNet"), a provider of international telecommunications services and capacity, in exchange for 43,198,816 Subordinate Voting Shares and 4,117,454 options to purchase Subordinate Voting Shares of the Company. The total consideration was $642 million consisting of 43,198,816 shares issued at the initial public offering price and 4,117,454 options valued at fair value. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 15 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

      Goodwill                                                        $433
      Fair value of net assets acquired                                209
                                                                      ----
      Share capital and paid in capital                               $642
                                                                      ====

The following unaudited condensed combined financial information of the Company and GlobeNet shows the results of operations had the acquisition been completed at the beginning of the periods presented:

                                                                       YEAR ENDED DECEMBER 31
(UNAUDITED)                                                   2000                1999                1998
----------------------------------------------------------------------------------------------------------
Revenue                                                    $  524              $  386                 $--
Net loss                                                     (391)                (18)                 --
Basic and diluted loss per share                           $(0.57)             $(0.14)                 --

F-14  360NETWORKS                    - 62 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

360NETWORKS (CN) LTD AND 360NETWORKS LLC

In March 2000, the Company entered into an agreement with Canadian National Railway and Illinois Central to acquire their respective 25% interests in 360networks (Cdn) ltd. (formerly 360networks (CN) ltd.) and 360networks LLC in exchange for 11,428,571 Subordinate Voting Shares of the Company. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 25 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

      Goodwill                                                        $155
      Fair value of net assets acquired                                  5
                                                                      ----
      Share capital                                                   $160
                                                                      ====

360NETWORKS HOLDINGS (USA) INC.

In April 2000, the Company acquired the 25% minority interest of 360networks holdings (USA) inc., in exchange for 22,285,714 Subordinate Voting Shares of the Company. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 25 years. This portion of the acquisition was accounted for using the purchase method and the purchase price of this portion was allocated as follows:

      Goodwill                                                        $307
      Fair value of net assets acquired                                  5
                                                                      ----
      Share capital                                                   $312
                                                                      ====

In December 1998, the Company increased its interest in 360networks holdings
(USA) inc. to 75% by surrendering the $4 million promissory note from 360networks holdings (USA) inc. for 100 Non-voting Common Shares and
100 Class A Voting Preferred Shares of 360networks holdings (USA) inc. As these transactions were between entities under common control, it was accounted for in a manner similar to a pooling of interests.

In August 1998, the Company purchased Ledcor's 50% interest in, and a $4 million promissory note from 360networks holdings (USA) inc. (formerly Worldwide Fiber Holdings (USA) Inc.), in exchange for 48,000,000 Subordinate Voting Shares of the Company and the issuance of a $4 million promissory note by the Company. These financial statements reflect the equity interest in the income of 360networks holdings (USA) inc. from June 1, 1998 to December 31, 1998 in the amount of $1 million. Prior to June 1, 1998, the equity interest was reported as part of the Telecommunications Division of Ledcor.

      Promissory note                                                 $  4
      Note payable                                                      (4)
                                                                      ----
      Share capital                                                   $ --
                                                                      ====

                                     - 63 -                    360NETWORKS  F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

7.  CAPITAL TRANSACTIONS WITH AFFILIATES

In March 1999, certain fiber optic network assets were transferred from Ledcor in exchange for 319,995,200 Subordinate Voting Shares. The Company constructed these assets for Ledcor under construction services agreements (note 13). In September 1999, certain fiber optic network assets were transferred from affiliates of Ledcor in exchange for 72,000,000 Multiple Voting Shares. In addition, the Company assumed certain rights and obligations under build agreements with a third party including obligations relating to the completion of those builds and certain support structure, maintenance, license and access, and underlying rights obligations. These transactions were between entities under common control and have been accounted for using the carrying amounts recorded in the accounts of Ledcor's affiliates as follows:

      Carrying value of assets acquired                               $29
                                                                      ---
      Share capital and paid in capital                               $29
                                                                      ===

In May 1998, the Company entered into a series of agreements whereby equipment, fiber optic network assets and other assets related to the business of the Telecommunications Division of Ledcor were transferred to the Company. In addition, the Company was granted a license to use Ledcor's patented rail plow technology. This license agreement was for an initial term of ten years, renewable annually upon completion of the initial term. As part of this transaction, Ledcor retained all existing construction contracts related to the business. As consideration for the transaction, the Company issued 3,200 Subordinate Voting Shares to Ledcor. On December 1998, the Company acquired 50 Class A Common Shares representing a 50% interest of Ledcom Holdings Ltd. ("Ledcom") from Worldwide Fiber Holdings Ltd. ("WFHL"), the Company's parent, in exchange for 32,000,000 Subordinate Voting Shares of the Company. Ledcom holds the patent to Ledcor's rail plow technology, and in conjunction with this acquisition Ledcor has granted to the Company a worldwide exclusive license for the use of the rail plow technology. The license will become non-exclusive six months after a change of control of the Company. These transactions were between entities under common control and has been accounted for using the carrying value of the investment recorded in WFHL's accounts which was $nil.

      Carrying value of assets acquired                                $8
                                                                      ---
      Share capital and paid in capital                                $8
                                                                      ===

F-16  360NETWORKS                    - 64 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

8.  LONG-TERM DEBT

                                                                      DECEMBER 31
                                                                  2000                1999
------------------------------------------------------------------------------------------
Senior credit facility due 2003 to 2007
  (average year end rate 11.27%)                               $  350               $ --
12.5% senior notes due 2005                                       175                175
12% senior notes due 2009                                         500                500
13% senior notes due 2008                                         770                 --
GlobeNet 360AMERICAS credit facility due 2005
  (average year end rate 11.25%)                                  100                 --
                                                              ----------------------------
                                                               $1,895               $675
                                                              ============================

SENIOR CREDIT FACILITY DUE 2003 TO 2007

In September 2000, the Company obtained a seven-year, $1.2 billion credit facility consisting of three commitments; a $300 million revolving credit facility, a $550 million term loan (Tranche A), and a $350 million term loan (Tranche B). The revolving facility is fully available until September 2003 and at reduced amounts thereafter until September 2007. Tranche A is available until September 2001 and at reduced amounts until September 2002. Tranche B was fully drawn upon closing. The facility also provides for an additional $800 million of uncommitted incremental borrowings.

This credit facility is collateralized by general liens, mortgages, guarantees, pledges and other security interests granted by the Company to the lenders. Repayment of borrowings under the facility are due quarterly, commencing in September 2003 at varying amounts. Interest rates under the facility are based on LIBOR or an alternate base rate, plus a margin ranging from 1.5% to 4.5% depending on the type of commitment and on the financial leverage of the Company. The commitment fee applicable to undrawn funds is 1.25% per year, or lower rates as borrowings increase.

12.5% SENIOR NOTES DUE 2005

In December 1998, the Company issued $175 million of 12.5% senior notes due December 2005. These notes are general unsecured obligations of the Company.

12% SENIOR NOTES DUE 2009

In July 1999, the Company issued $500 million of 12% senior notes due August 2009. These notes are general unsecured obligations of the Company.

13% SENIOR NOTES DUE 2008

In April 2000, the Company issued the 13% senior notes due May 2008. These notes were issued in two tranches. The U.S. dollar tranche of $600 million, net of discounts, was for proceeds of $586 million. The Euro tranche of E200 million, net of discounts, was for proceeds of US$178 million. These notes are general unsecured obligations of the Company.

360ATLANTIC CREDIT FACILITY

In February 2000, the Company obtained a $565 million credit facility for the 360atlantic cable project. The credit facility consisted of three distinct commitments; a $365 million term loan (Tranche A), a $175 million term loan (Tranche B) and a $25 million working capital loan. In September 2000, the Company elected to repay the outstanding Tranche B draw of $175 million and the credit facility was extinguished.

                                     - 65 -                    360NETWORKS  F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

GLOBENET - 360AMERICAS CREDIT FACILITY DUE 2005

In July 1999, GlobeNet obtained a $400 million credit facility consisting of various term facilities totalling $390 million and a revolving credit facility of $10 million. In addition, under this credit facility, GlobeNet may also request an additional credit facility of up to $50 million subject to lender approval and other restrictions. This credit facility, which matures in June 2005, is collateralized by substantially all of the assets of GlobeNet Communications Holdings Ltd. and its subsidiaries. Interest rates on this credit facility are based on LIBOR plus a margin ranging from 3.75% to 4.75% and availability of funds under the credit facility is subject to certain terms and conditions.

GLOBENET - 13% SENIOR NOTES DUE 2007

In July 1999, GlobeNet issued $300 million of 13% senior notes due July 2007. In September 2000, these notes were repurchased for $303 million, including a change-in-control premium of $3 million.

CAPITALIZATION OF INTEREST

                                                                          YEAR ENDED DECEMBER 31
                                                                 2000                1999                1998
-------------------------------------------------------------------------------------------------------------
Total interest expense                                        $ 228               $  51                $ --
Interest capitalized                                            (93)                (17)                 --
                                                             ------------------------------------------------
Net interest expense                                          $ 135               $  34                $ --
                                                             ================================================

LONG TERM DEBT REPAYMENTS

                                                            YEAR ENDED DECEMBER 31                   THERE-
                                               2001       2002       2003       2004       2005      AFTER      TOTAL
-----------------------------------------------------------------------------------------------------------------------
CREDIT FACILITIES
    Senior credit facility - Due 2003 to
      2007                                       --         --         $2         $4         $4       $340       $350
    360AMERICAS credit facility - Due 2005       --         --         --         --        100         --        100
SENIOR NOTES
    12.5% fixed rate - Due 2005                  --         --         --         --        175         --        175
    12.0% fixed rate - Due 2009                  --         --         --         --         --        500        500
    13.0% fixed rate - Due 2008 - (US$)          --         --         --         --         --        600        600
    13.0% fixed rate - Due 2008 - (Euro)         --         --         --         --         --      E 200      E 200

Certain of the long-term debt facilities and notes have change in control provisions, which may trigger repayments.

F-18  360NETWORKS                    - 66 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

9.  CAPITAL STOCK

SHARE SPLITS

In November 1999, the Board of Directors approved an eight-for-one share split of all classes of the Company's capital stock and in March 2000, approved a further two-for-one share split of all classes of capital stock. All comparative periods have been presented on a post-share split basis.

CAPITAL STOCK REORGANIZATION

In April 2000, the Company reorganized its capital stock as follows: the outstanding Class B Subordinate Voting Shares converted or exchanged their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares were cancelled. The Company also changed its authorized capital stock from an unlimited number of Class A Non-Voting Shares, Class B Subordinate Voting Shares and Class C Multiple Voting Shares to
500 billion Subordinate Voting Shares and 500 billion Multiple Voting Shares. The existing Class A Non-Voting Shares were redesignated as Subordinate Voting Shares, the terms were amended to provide the holders with one vote per share, and all authorized but unissued Class A Non-Voting Shares were cancelled. The existing Class C Multiple Voting Shares were amended to provide the holders with 10 votes per share and were redesignated as Multiple Voting Shares. The holders of the Multiple Voting Shares are entitled to convert their shares into Subordinate Voting Shares on a one for one basis.

In September 1999, the Company reorganized its capital stock as follows:
400 million outstanding Class A Voting Shares were redesignated as Class B Subordinate Voting Shares, all remaining authorized but unissued classes of Shares were cancelled, and new Class A Non-Voting Shares were created. Concurrently, the Company repurchased the 400,000,000 outstanding Class B Subordinate Voting Shares from its parent in exchange for the issuance of 381,496,000 Class B Subordinate Voting Shares and 640,000,000 Series C Redeemable Preferred Shares (note 10).

Capital stock transactions have been presented using the current Subordinate Voting Shares and Multiple Voting Shares.

INITIAL PUBLIC OFFERING

In April 2000, the Company completed an initial public offering consisting of 51,566,250 Subordinate Voting Shares for net proceeds of $675 million.

In April 2000, certain principal shareholders of the Company sold shares to certain parties at a discount to the initial public offering price. Accordingly the Company recorded an amount of $71 million as additional paid in capital, charges in respect of stock-based compensation of $59 million and charges to revenues of $12 million (note 11).

OTHER

In August 1999 the Company issued 2,400,000 Class B Subordinate Voting Shares for $3 million. In March 2000, the Company issued 411,214 Subordinate Voting Shares to a consultant of the Company.

                                     - 67 -                    360NETWORKS  F-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

10. PREFERRED STOCK

PREFERRED STOCK REORGANIZATION

In April 2000, all outstanding Series A Preferred Shares were converted into Subordinate Voting Shares and all authorized but unissued Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were cancelled. Concurrently, the Company authorized 500 billion of new Non-Voting Preferred Shares.

In September 1999, the Company authorized various classes of preferred shares consisting of 100 billion Series A Non-Voting Convertible Preferred Shares ("Series A Preferred Shares"), 100 billion, Series B Subordinate Voting Convertible Preferred Shares ("Series B Preferred Shares") and 45 million Series C Redeemable Preferred Shares ("Series C Preferred Shares").

SERIES 1 PREFERRED SHARES

In November 2000, the Company issued 700,000 Series 1 Convertible Preferred Shares for $700 million to Alcatel N.V., one of the Company's suppliers. Subject to certain exceptions, holders of these preferred shares are entitled to vote on a basis equal to the equivalent number of Subordinate Voting Shares they would be entitled to upon conversion.

In connection with this investment in the Company, the Company has committed to develop 360PACIFIC, an undersea cable system connecting the United States, Canada and Japan. Alcatel will be responsible for the network design, supply and installation of the undersea cable system and related equipment. The 360PACIFIC project, including the Alcatel contract, is estimated to cost approximately
$1.6 billion. In addition, the Company also entered into a technology cooperation agreement with Alcatel.

These preferred shares are convertible at the option of Alcatel into Subordinate Voting Shares at a conversion price of $21.7193 applied to a deemed value ranging from $700 million at November 8, 2000 to $1,658 million at November 8, 2012. These preferred shares are convertible at the option of the Company from November 8, 2001 to November 8, 2003, provided the closing price of the Subordinate Voting Shares is equal to or greater than $32.57, at a conversion price equal to the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. Subsequent to November 8, 2003, the Company may convert these preferred shares into Subordinate Voting Shares at the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. On November 8, 2012, these preferred shares will be automatically converted into Subordinate Voting Shares at the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. In addition these preferred shares have change in control provisions.

SERIES A PREFERRED SHARES

In April 2000, the 160,084,346 outstanding Series A Preferred Shares were converted into an equal number of Subordinate Voting Shares at values of $380 million.

In September 1999, the Company issued 141,868,928 Series A Preferred Shares for $345 million. In December 1999 an additional 9,082,384 preferred shares and in April 2000 an additional 9,133,034 preferred shares were issued by the Company to the holders of such shares, reflecting accretion and an anti-dilution provision pursuant to the terms of their original purchase agreement.

SERIES C PREFERRED SHARES

In September 1999, the Company declared a stock dividend of 80,000,000 Series C Preferred Shares for $5 million. Concurrently, the Company issued 640,000,000 Series C Preferred Shares and 381,496,000 Subordinate Voting Shares to repurchase all of the 400,000,000 outstanding Subordinate Voting Shares from its parent (note 9). The Company then redeemed the 720,000,000 outstanding Series C Preferred Shares for $45 million cash.

F-20  360NETWORKS                    - 68 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

11. STOCK BASED COMPENSATION

STOCK OPTION PLAN

The Company has a Long Term Incentive and Share Award Plan that permits the grant of non-qualified stock options, incentive stock options, share appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other share-based awards to employees and directors. At December 31, 2000, 64,054,705 Subordinate Voting Shares were reserved for awards under the plan, which generally have a vesting period of four years and a term of ten years.

                                                                                                             WEIGHTED
                                                                                        WEIGHTED         AVERAGE FAIR
                                                                                         AVERAGE             VALUE OF
                                                                     NUMBER OF          EXERCISE              OPTIONS
                                                                       OPTIONS             PRICE              GRANTED
---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                                                --                   --
  Options granted                                                43,412,480                $0.77                $1.29
  Options forfeited                                                      --                   --
  Options exercised                                                      --                   --
                                                                -----------
Balance December 31, 1999                                        43,412,480                 0.77
  Options granted                                                26,686,706                 9.53               $10.84
  Options forfeited                                              (1,019,970)                7.17
  Options exercised                                             (11,338,257)                1.55
                                                                -----------
Balance December 31, 2000                                        57,740,959                 4.55
                                                                ===========

                                                  OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                             -------------------------------------------------------------   ------------------------------------
                                                                WEIGHTED
                                                                 AVERAGE          WEIGHTED                               WEIGHTED
                                                               REMAINING           AVERAGE                                AVERAGE
                                           NUMBER            CONTRACTUAL          EXERCISE               NUMBER          EXERCISE
RANGE OF EXERCISE PRICES              OUTSTANDING                   LIFE             PRICE          EXERCISABLE             PRICE
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                              --                     --                --                   --                --

December 31, 1999
$ 0.00 -  5.00                         43,412,480                    9.2             $0.77            8,822,080             $0.97

December 31, 2000
$ 0.00 -  5.00                         43,242,784                    8.3              1.53           11,743,199              1.04
  5.01 - 10.00                            656,175                    8.8              8.08              656,175              8.08
 10.01 - 15.00                          9,806,950                    9.7             12.76               96,437             14.00
 15.01 - 17.00                          4,035,050                    9.7             16.44              157,654             16.47
                             --------------------                                            ------------------
                                       57,740,959                    8.7              4.55           12,653,465              1.70
                             ====================                                            ==================

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as permitted by SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations over the vesting period of the options and was $33 million in 2000 (1999 - $4 million, 1998 - $nil).

                                     - 69 -                    360NETWORKS  F-21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

Under the method prescribed by SFAS 123, the weighted average fair value of the stock options granted in 2000 was $196 million (1999 - $28 million, 1998 - $nil) (to be amortized over the employee service period) and the Company's net income and loss per share under this method would have been as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                                  2000             1999             1998
--------------------------------------------------------------------------------------------------------
Net income (loss)                                              $ (355)          $  24            $   9
Additional compensation expense                                   (80)             (2)              --
                                                              ------------------------------------------
Pro-forma net income (loss)                                    $ (435)          $  22            $   9
                                                              ==========================================
Pro-forma basic and diluted income (loss) per share            $(0.61)          $0.04            $0.43

The pro forma compensation expense is estimated using the Black Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted during the year ended December 31, 2000:
Expected volatility - 79.8% (1999 - 0.0%), Risk free interest rate - 5.7%
(1999 - 5.2%), Expected life - 3.5 years (1999 - 4.0 years).

RESTRICTED STOCK AND OTHER STOCK ISSUANCES

In 1999, the Company issued stock to certain directors and officers of the Company. To the extent that these stock issuances are considered to be below fair value, stock based compensation is recognized and amortized over the appropriate periods. The Company has recognized $171 million of deferred stock-based compensation related to stock issued to these officers and directors of which $116 million was expensed in 2000 (1999 - $3 million). Additionally, $44 million of variable stock-based compensation expense not included in deferred compensation was recorded in 2000 (1999 - $nil).

Certain shares issued to an executive officer are subject to a repurchase option by the Company at the lesser of fair market value of the shares and the original purchase price of the shares plus interest. At December 31, 2000 the repurchase options on 29,037,000 shares had expired. Options to repurchase 32,963,000 shares expire on a pro rata basis each month. Under certain conditions, the executive officer may put back a certain number of shares to the Company, or at the option of the Company to Worldwide Fiber Holdings Ltd., a subsidiary of Ledcor Inc., at fair market value to repay the promissory note. Compensation related to these shares is being amortized over the periods covered by the repurchase restriction.

OTHER

In April 2000, certain principal shareholders of the Company sold shares to certain parties at a discount to the initial public offering price. Accordingly the Company recorded an amount of $71 million as additional paid in capital, charges in respect of stock-based compensation of $59 million and charges to revenues of $12 million (note 9).

F-22  360NETWORKS                    - 70 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

12. INCOME TAXES

The components of income (loss) before income taxes and minority interest are as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                               2000           1999           1998
--------------------------------------------------------------------------------------------------
Canada                                                        $(311)          $47            $ 6
United States                                                   (10)           14              8
Other                                                             9            --             --
                                                              ------------------------------------
                                                              $(312)          $61            $14
                                                              ====================================

The components of the provision for current income taxes consists of the following:

                                                                     YEAR ENDED DECEMBER 31
                                                               2000           1999           1998
--------------------------------------------------------------------------------------------------
Canada                                                         $40            $26            $ 3
United States                                                   19             14              3
Other                                                            4             --             --
                                                              ------------------------------------
                                                               $63            $40            $ 6
                                                              ====================================

The components of the provision for deferred income taxes consists of the following:

                                                                     YEAR ENDED DECEMBER 31
                                                               2000           1999           1998
--------------------------------------------------------------------------------------------------
Canada                                                         $  4           $ (8)          $--
United States                                                   (26)            (2)           --
Other                                                            --             --            --
                                                              ------------------------------------
                                                               $(22)          $(10)          $--
                                                              ====================================

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income before taxes as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                               2000           1999           1998
--------------------------------------------------------------------------------------------------
Canadian statutory rate                                       (45.6)%         45.6%          45.6%
Foreign tax at other than Canadian statutory rate              (0.9)          (5.0)          (4.5)
Stock based compensation                                       37.5            5.8             --
Goodwill amortization and other permanent differences           8.5             --             --
Tax loss carryforward                                          11.5             --             --
Investment income                                                --            1.6             --
Other                                                           2.1            1.3             --
                                                              ------------------------------------
                                                               13.1%          49.3%          41.1%
                                                              ====================================

                                     - 71 -                    360NETWORKS  F-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

Significant components of the Company's deferred tax asset and liability are as follows:

                                                                   DECEMBER 31
                                                               2000           1999
-----------------------------------------------------------------------------------
Deferred tax asset
  Expenses not deductible in current period                   $  25          $   9
  Share issuance expenses                                        22             --
  Tax loss carryforwards                                         64              4
  Property and equipment                                         16              8
                                                              ---------------------
                                                                127             21
Valuation allowance                                             (58)            --
                                                              ---------------------
                                                              $  69          $  21
                                                              =====================
Deferred tax liability
  Property and equipment                                      $  --          $   2
  Financing costs                                                 4              1
  Current assets                                                 25             --
                                                              ---------------------
                                                              $  29          $   3
                                                              =====================

The Company has operating loss carryforwards available to reduce future taxable income of $165 million, of which $145 million expires in 2006 and 2007, and the balance in 2020.

13. RELATED PARTY TRANSACTIONS

The Company acquired certain fiber optic network assets, located in Canada and the United States from Ledcor and its affiliates in exchange for Subordinate Voting Shares and Multiple Voting Shares as detailed in note 7. These transactions were between entities under common control and have been accounted for using the carrying amounts recorded in the accounts of Ledcor and its affiliates.

On an ongoing basis, the Company contracts with Ledcor and its affiliates for certain goods and services. These transactions are recorded at their exchange amounts. Related party transactions for the past three years were:

                                                                     YEAR ENDED DECEMBER 31
                                                               2000           1999           1998
--------------------------------------------------------------------------------------------------
Sales to related parties                                       $ --           $37             163
Purchases from related parties                                  209            80             168

Related party accounts receivable and accounts payable positions were:

                                                                   DECEMBER 31
                                                               2000           1999
-----------------------------------------------------------------------------------
Accounts receivable from related parties                       $ 4            $ 4
Accounts payable to related parties                             37             11

F-24  360NETWORKS                    - 72 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

14. SEGMENTED INFORMATION

The Company operates within a single operating segment being the development and operation of telecommunications assets. The operations of the Company have been grouped according to the respective geographical regions:

- Canada - terrestrial networks and colocation facilities in Canada;

- United States - terrestrial networks and colocation facilities in the United States;

- Europe - terrestrial networks and colocation facilities in 11 countries in western Europe;

- Atlantic - an undersea cable system in the Atlantic Ocean between North America and Europe, an undersea cable system in the Atlantic Ocean between South America and North America, terrestrial networks and colocation facilities in three countries in South America and operations in Bermuda and Barbados;

- Pacific - an undersea cable system in the Pacific Ocean between the United States, Canada and Japan, including part of an undersea cable system connecting seven Asian countries.

                                                       UNITED
DECEMBER 31                                 CANADA     STATES     EUROPE    ATLANTIC    PACIFIC      TOTAL
----------------------------------------------------------------------------------------------------------
Revenue - year ended
  2000                                      $269       $209       $ 20      $   13       $ --      $  511
  1999                                       171        189         --          --         --         360
  1998                                        84         80         --          --         --         164
Property and equipment - net
  2000                                       320        374          9          43         --         746
  1999                                        38         34          5          --         --          77
Network assets under construction
  2000                                       236        445        338       1,062        214       2,295
  1999                                        47         53         31         170         --         301
Goodwill - net
  2000                                       131        332         --         417         --         880
  1999                                        --         --         --          --         --          --
Other assets
  2000                                       172         62         --          11         --         245
  1999                                        22         --         --          --         --          22

                                     - 73 -                    360NETWORKS  F-25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

15. FINANCIAL INSTRUMENTS

MARKET RISK

The Company is subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities as detailed in note 8. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage.

The Company is subject to market risks due to fluctuation in foreign exchange rates. The Company has not made significant use of financial instruments to minimize its exposure to foreign currency fluctuations because most of its transactions and financial instruments are denominated in United States dollars. Future results will be affected by actual fluctuations in interest rates and foreign currency rates. The Company continues to analyze risk management strategies to reduce foreign currency exchange risk.

CREDIT RISK

The Company is subject to credit risks applicable to cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising the Company's customer base.

The Company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date. Trade accounts receivable was comprised of over 1,500 customers at December 31, 2000 (1999 - 22 customers). The Company's three largest customers represented 18%, 15% and 12% of the Company's total revenue for the year ended December 31, 2000 (1999 - 22%, 15% and 10%).

FAIR VALUES

The following fair values are provided solely to comply with financial instrument disclosure requirements. Fair values are based on quoted market prices.

                                                      DECEMBER 31, 2000                              DECEMBER 31, 1999
                                                    CARRYING                  FAIR                 CARRYING                  FAIR
                                                       VALUE                 VALUE                    VALUE                 VALUE
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                        $1,895                $1,585                     $675                  $697
Cash and cash equivalents                                364                   364                      521                   521
Investments                                               37                    37                       --                    --

F-26  360NETWORKS                    - 74 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

16. COMMITMENTS

UNDERSEA CABLE SYSTEMS

The Company is committed to construct or acquire undersea cable systems, or portions thereof, linking North America, South America, Europe and Asia. The total cost of these projects is expected to be approximately $4 billion. At December 31, 2000, the Company has spent approximately $1.5 billion on these projects.

OPERATING LEASES AND RIGHTS-OF-WAY

The Company has various operating leases relating to land, network assets, equipment and other assets. In addition to lease payments, certain of these leases also include payments for insurance, operating and maintenance, property taxes and other related costs. Rental expenses, net of amounts capitalized under lease agreements was $16 million for the year ended December 31, 2000
(1999 - $12 million, 1998 - nil). The Company also has entered into various agreements to secure the rights-of-way along its network routes. In general, most agreements have an option renewal clause stating that grantors cannot unjustly withhold their acceptance of a renewal.

                                                         YEAR ENDED DECEMBER 31
                                    2001           2002           2003           2004           2005
-----------------------------------------------------------------------------------------------------
Future minimum payments             $136           $105           $ 69           $ 49           $ 44

NETWORK DEVELOPMENTS

The Company, in the normal course of business, enters into agreements to provide construction services and telecommunications assets and services to third parties.

17. SUBSEQUENT EVENTS

NETRAIL, INC.

In February 2001, the Company announced plans to acquire NetRail, Inc., a wholesale IP service provider, in exchange for approximately 3.5 million to
4.5 million of Subordinate Voting Shares of the Company. The acquisition is subject to certain approvals and is expected to be completed in the second quarter of 2001.

                                     - 75 -                    360NETWORKS  F-27

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF 360NETWORKS INC.

We have audited the consolidated balance sheets of 360NETWORKS INC. as at December 31, 2000 and 1999 and the consolidated statements of operations, cash flows and statements of changes in stockholders' equity for the years ended December 31, 2000 and 1999, and for the period from February 5, 1998 (date of incorporation) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, and for the period from February 5, 1998 (date of incorporation) to December 31, 1998 in accordance with generally accepted accounting principles in the United States.

On February 23, 2001, we reported separately to the shareholders of 360NETWORKS INC. on consolidated financial statements for the years ended December 31, 2000 and 1999, and for the period from February 5, 1998 (date of incorporation) to December 31, 1998 prepared in accordance with generally accepted accounting principles in Canada.

PRICEWATERHOUSECOOPERS LLP

Vancouver, Canada

February 23, 2001

F-28  360NETWORKS                    - 76 -

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

                          LEDCOR INDUSTRIES LIMITED -
                          TELECOMMUNICATIONS DIVISION
                        DIVISIONAL FINANCIAL STATEMENTS
                                  (U.S. GAAP)

                                  MAY 31, 1998

                                     - 77 -                                LIL-1

AUDITORS' REPORT

TO THE DIRECTORS OF LEDCOR INDUSTRIES LIMITED

We have audited the divisional balance sheet of Ledcor Industries
Limited - Telecommunications Division as at May 31, 1998 and the divisional statements of operations and retained earnings and cash flows for the nine months ended May 31, 1998 and year ended August 31, 1997. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these divisional financial statements present fairly, in all material respects, the financial position of the Division as at May 31, 1998 and the results of its operations and cash flows for the periods ended May 31, 1998 and August 31, 1997 in accordance with generally accepted accounting principles in the United States.

DELOITTE & TOUCHE LLP

Edmonton, Canada
November 30, 1998

LIL-2                                - 78 -

LEDCOR INDUSTRIES LIMITED
TELECOMMUNICATIONS DIVISION
DIVISIONAL BALANCE SHEET

                                         (All figures are in UMAY 31,l1998
--------------------------------------------------------------------------
ASSETS
CURRENT
    Trade accounts receivable (note 4)                        $ 5,538,543
    Accounts receivable holdbacks (note 4)                      4,474,731
    Unbilled revenue (note 5)                                   5,842,845
    Inventory                                                  15,710,561
                                                              -----------
                                                               31,566,680
FIXED ASSETS (note 6)                                           7,982,103
                                                              -----------
                                                              $39,548,783
                                                              ===========
LIABILITIES
CURRENT
    Trade accounts payable                                    $ 3,148,456
    Accrued payroll                                             3,431,709
    Accrued liabilities                                           587,750
    Accounts payable holdbacks                                  4,412,221
    Income taxes payable                                        5,509,000
                                                              -----------
                                                               17,089,136
DEFERRED TAX LIABILITIES (note 7)                               2,657,000
INTER-DIVISIONAL ACCOUNT (note 8)                              10,932,703
                                                              -----------
                                                               30,678,839
                                                              -----------
COMMITMENTS (note 9)

DIVISIONAL EQUITY
Cumulative foreign exchange (loss) gain                        (1,641,049)
Divisional retained earnings                                   10,510,993
                                                              -----------
                                                                8,869,944
                                                              -----------
                                                              $39,548,783
                                                              ===========

SEE ACCOMPANYING NOTES TO THE DIVISIONAL FINANCIAL
STATEMENTS.

                                     - 79 -                                LIL-3

LEDCOR INDUSTRIES LIMITED
TELECOMMUNICATIONS DIVISION
DIVISIONAL STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                         NINE MONTHS ENDED           YEAR ENDED
                                                                   MAY 31,           AUGUST 31,
(ALL FIGURES ARE IN U.S. DOLLARS)                                     1998                 1997
-----------------------------------------------------------------------------------------------
Revenue generated from contracts                              $54,633,888          $58,007,652
Contract costs                                                 45,321,566           49,184,985
                                                              ---------------------------------
Gross margin                                                    9,312,322            8,822,667
General and administrative expenses                               710,240              863,373
                                                              ---------------------------------
Net divisional income for the period, before taxes              8,602,082            7,959,294
Income tax expense (recovery)
Current                                                         5,509,000              338,000
Deferred                                                       (1,600,000)           3,282,000
                                                              ---------------------------------
Net divisional income for the period                            4,693,082            4,339,294
DIVISIONAL RETAINED EARNINGS, BEGINNING OF PERIOD               5,817,911            1,478,617
                                                              ---------------------------------
DIVISIONAL RETAINED EARNINGS, END OF PERIOD                   $10,510,993          $ 5,817,911
                                                              =================================

SEE ACCOMPANYING NOTES TO THE DIVISIONAL FINANCIAL
STATEMENTS.

LIL-4                                - 80 -

LEDCOR INDUSTRIES LIMITED
TELECOMMUNICATIONS DIVISION
DIVISIONAL STATEMENTS OF CASH FLOWS

                                                         NINE MONTHS ENDED           YEAR ENDED
                                                                   MAY 31,           AUGUST 31,
(ALL FIGURES ARE IN U.S. DOLLARS)                                     1998                 1997
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net divisional income for the period                      $  4,693,082         $  4,339,294
    Adjustments to reconcile net divisional income to net
      cash provided by operating activities
      Depreciation and amortization                                316,597              111,791
      Deferred taxes                                            (1,600,000)           3,282,000
      Foreign exchange (gain) loss                                (169,000)             (68,000)
    Changes in assets and liabilities
      Decrease (increase) in accounts receivable                12,963,167          (17,656,537)
      Increase in accounts receivable holdbacks                 (1,028,160)          (3,292,919)
      Decrease (increase) in unbilled revenue                   (2,234,835)           1,405,418
      Increase in inventory                                    (10,470,309)          (5,240,252)
      Increase (decrease) in accounts payable                   (9,707,407)          11,136,272
      Increase in accrued payroll                                2,422,918            1,008,791
      (Decrease) increase in accrued liabilities                  (366,612)             954,362
      Increase in accounts payable holdbacks                     4,325,959               86,262
    Change in cumulative foreign exchange (loss) gain           (1,647,737)              12,655
                                                              ---------------------------------
      Net cash provided (used) by operating activities          (2,502,337)          (3,920,863)
                                                              ---------------------------------
INVESTING ACTIVITIES
    Purchase of construction equipment and other                (2,403,827)          (1,119,183)
    Fiber optic strands under construction                      (4,423,830)                  --
                                                              ---------------------------------
    Net cash used by investing activities                       (6,827,657)          (1,119,183)
                                                              ---------------------------------
FINANCING ACTIVITIES
    Increase in income taxes payable                             5,171,000              333,000
    Net advances to (from) the division                          4,158,994            4,707,046
                                                              ---------------------------------
    Net cash provided (used) by financing activities             9,329,994            5,040,046
                                                              ---------------------------------
NET CHANGE IN CASH, END OF PERIOD                             $         --         $         --
                                                              =================================
    Additional amounts paid by the Company and allocated to
      the Division
      Interest                                                $    115,311         $    677,715
      Rent                                                       1,198,360              497,265
      Income taxes                                                 338,000                5,000
                                                              ---------------------------------
                                                              $  1,651,671         $  1,179,980
                                                              =================================

SEE ACCOMPANYING NOTES TO THE DIVISIONAL FINANCIAL
STATEMENTS.

                                     - 81 -                                LIL-5

LEDCOR INDUSTRIES LIMITED
TELECOMMUNICATIONS DIVISION
NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS
(ALL FIGURES ARE IN U.S. DOLLARS)

1.  DESCRIPTION OF BUSINESS

The Telecommunications Division (the "Division") is a division of Ledcor Industries Limited ("LIL") which, in turn, is a wholly-owned subsidiary of Ledcor Inc. The Division is in the business of providing long-haul fiber optic systems, including planning, design, construction and maintenance to telecommunications clients. The Division headquarters are in Vancouver, Canada and its principal geographic areas of operation for these fiber optic systems are Canada and the United States.

The accompanying divisional financial statements include the assets, liabilities, revenues and expenses of the Division. Since the Division has been operating as a fully integrated part of the Company, all construction equipment owned by LIL, but used in the Division's operations, was identified by LIL's management and allocated to the Division. In addition, certain assets, liabilities, revenues and expenses have been recorded by the Division using management's best estimates (Note 3).

The divisional financial statements have been prepared from the divisional records maintained by LIL and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Division had been operated as a stand-alone company.

The Division does not hold any cash or cash equivalents. LIL uses central bank accounts to deposit receipts and make payments on behalf of the Division. These transactions are reflected in the inter-divisional account (Note 8).

On May 31, 1998, LIL transferred the net assets (at book value) and the operations of the Division to Worldwide Fiber Inc. (indirectly a wholly-owned subsidiary of Ledcor Inc.).

2.  ACCOUNTING POLICIES

A)  BASIS OF ACCOUNTING

These divisional financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

B)  ACCOUNTING FOR CONTRACTS

Revenue and income from construction contracts to develop fiber optic systems are determined on the percentage of completion basis using the cost-to-cost method. Due to the risks inherent in these contracts, management makes a provision for risk using their best estimate. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Provision is made for all anticipated losses as soon as they become evident. Claims for additional contract compensation are not recognized until resolved.

C)  UNBILLED REVENUE

Unbilled revenue comprises costs incurred and margin in excess of billings and advance deposits, representing unperformed work, on uncompleted contracts.

D)  INVENTORY

Inventory consists of fiber optic strands under construction and is valued at the lower of cost or market. Cost is determined using the full absorption method whereby the fiber optic strands have been allocated their proportionate share of materials, labour and overhead incurred.

LIL-6                                - 82 -

NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

E)  FIXED ASSETS

Construction equipment, fiber optic strands and other assets are recorded at cost. Fixed assets are depreciated using the following rates and methods:

- Construction equipment - hourly usage rates, estimated to depreciate the equipment, over estimated useful lives, ranging from three to five years.

- Fiber optic strands, under construction - depreciation, at appropriate rates, will be provided for when the related fiber optic systems are in use.

- Other assets-straight - line method over the estimated useful lives of the assets, ranging from three to five years.

F)  INCOME TAXES

These are the financial statements of a Division, and not of a taxable legal entity. However, these financial statements present income taxes as if the Division was a stand-alone taxable legal entity. Current and deferred income taxes have been determined by applying the asset and liability method.

The asset and liability method of accounting for income taxes recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

G)  TRANSLATION OF FOREIGN CURRENCY

The functional currency of the Division is the Canadian dollar. The financial statements are translated into United States dollars using the period end exchange rate for assets and liabilities and weighted average exchange rates for the period for revenues and expenses. Translation gains and losses are deferred and included in divisional equity. Net gains and losses resulting from foreign exchange transactions are included in the statement of operations.

3.  USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the divisional financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Unbilled revenue, inventory, fiber optic strands capitalized, and revenue have all been calculated using management's best estimates. Total estimated costs is a component of the percentage of completion calculation which determines revenue recognized, unbilled revenue, inventory and fiber optic strands capitalized. However, there may be unforeseen conditions which could include weather patterns, the continuing deterioration of the Canadian dollar, and the outcome of ongoing negotiations. Such conditions could substantially change the values of the above mentioned items reflected in these financial statements. The impact of these unforeseen conditions cannot be estimated by management as at May 31, 1998.

Corporate expenses are allocated from LIL to the Division based on a percentage of the Division's revenue. Management is of the opinion that this allocation percentage is reasonable since all divisions fully absorb LIL's corporate expenses. Management regularly reviews this allocation basis and considers the amounts allocated to fairly represent actual corporate expenses incurred, on behalf of the Division, for the periods reported on. Because the Division is fully integrated, management is unable to estimate the actual corporate expenses that would have been incurred if the Division had operated on a stand-alone basis.

                                     - 83 -                                LIL-7

NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

Interest is allocated from LIL by charging a floating rate of prime plus 1% on the net cash position of the Division's projects at the end of each month. Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", requires that interest be capitalized as part of the historical cost of constructing assets held for sale or lease. Management has capitalized interest by capitalizing the portion of interest costs incurred to date which relates to inventory and capital assets.

The Division has no additional debt accruing interest which should be capitalized. In addition, LIL has no additional debt which would result in significant interest being allocated and capitalized.

4.  TRADE ACCOUNTS RECEIVABLE AND ACCOUNTS RECEIVABLE HOLDBACKS

Trade accounts receivable are presented net of the allowance for doubtful accounts (which was nil for all years reported on since the Division has not experienced any bad debts).

Accounts receivable holdbacks represent amounts billed but not yet paid under retainage provisions in the project contracts. These provisions state that holdbacks will be collected upon substantial completion of the projects.

5.  UNBILLED REVENUE

Costs and billings on uncompleted contracts included in the divisional financial statements are as follows:

                                                              MAY 31, 1998
--------------------------------------------------------------------------
Costs incurred on uncompleted contracts                       $ 45,321,566
Margin                                                           9,312,322
Customer advance deposits applied against contracts            (25,259,100)
Less billings to date                                          (23,531,943)
                                                              ------------
                                                              $  5,842,845
                                                              ============

6.  FIXED ASSETS

                                                             MAY 31, 1998
-------------------------------------------------------------------------
Construction equipment                                        $3,796,102
Fiber optic strands, under construction                        4,423,830
Other                                                            529,456
                                                              -----------
                                                               8,749,388
Less accumulated depreciation                                    767,285
                                                              -----------
                                                              $7,982,103
                                                              ===========

LIL-8                                - 84 -

NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

7.  DEFERRED TAX LIABILITIES

The components of the deferred tax liabilities are as follows:

                                                             MAY 31, 1998
-------------------------------------------------------------------------
Deferred tax assets
  Accounts payable holdback                                   $1,986,000
  Loss carryforward                                                   --
                                                              -----------
Gross deferred tax assets                                      1,986,000
                                                              -----------
Deferred tax liabilities
  Accounts receivable holdback                                 2,014,000
  Unbilled revenue                                             2,629,000
  Inter-divisional account loss carryforward                          --
                                                              -----------
Gross deferred tax liabilities                                 4,643,000
                                                              -----------
                                                              $2,657,000
                                                              ===========

Reconciliation of deferred tax liabilities:

                                                             MAY 31, 1998
-------------------------------------------------------------------------
Deferred tax liabilities, beginning of period                 $4,426,000
Deferred tax (recovery) expense                               (1,600,000)
Foreign exchange gain                                           (169,000)
                                                              -----------
Deferred tax liabilities, end of period                       $2,657,000
                                                              ===========

The Division's provision for deferred taxes approximates the amounts computed by applying the Canadian and United States statutory rates to income before taxes. There are no permanent differences or other reconciling items that would result in an effective tax rate which is different from the statutory rates applied.

8.  INTERDIVISIONAL ACCOUNT

This account comprises the balance due to other divisions in connection with working capital advances. The balance due has no repayment terms and interest is allocated, from LIL, on the basis as described in Note 3.

9.  COMMITMENTS

A)  FIBER OPTIC CONSTRUCTION PROJECT

In 1996, the Division commenced construction of a Canadian-U.S. fiber optic telecommunications system (the Canadian FOTS) that is scheduled for completion in early 1999.

B)  FONOROLA CONTRACT

In a variety of contracts, commencing in April, 1997, the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

C)  BELL CANADA CONTRACT

In February, 1998, the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

                                     - 85 -                                LIL-9

NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

D)  METRONET CONTRACT

Subsequent to period end (September, 1998), the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

E)  LEASE COMMITMENTS

The Division is committed under non-cancellable leases for equipment for the period ending April, 1999 in the amount of $826,271. The Division has an option to withdraw from all leases in April, 1999 and therefore has no commitments beyond that date. Lease expenses were the following:

    Nine months ending May 31, 1998                               $1,198,360

10. SIGNIFICANT CONCENTRATION OF CREDIT AND SUPPLY RISK

The following customers/supplier have accounted individually for 10% or more of the Division's total revenues/contract costs in one or more periods, as follows:

                                                                              NINE MONTHS
                                                                                    ENDED                      YEAR ENDED
                                                                             MAY 31, 1998                 AUGUST 31, 1997
-------------------------------------------------------------------------------------------------------------------------
Customers
  fONOROLA                                                                            62%                             64%
  Bell Canada                                                                         28%                              --
  Alaska Filter Star                                                                   --                             25%
  Sprint Canada                                                                        --                              --
  AT&T Canada                                                                          --                              --
Supplier
  Pirelli Cables                                                                      13%                             27%

The Division also had significant accounts receivable from FONOROLAwhich accounted for the following percentages of trade accounts receivable:

                                                           MAY 31, 1998
-----------------------------------------------------------------------
FONOROLA                                                            39%

The Division is receiving cash from this customer on a consistent basis and management expects to collect on all other accounts receivables. Therefore no provision for bad debts has been recorded for the reported periods. Based on this significant customer's creditworthiness, the Division has not required it to provide collateral against these receivables.

There were no significant accounts payable to significant suppliers at the balance sheet dates. However, since significant purchases are made from Pirelli Cables, should this supplier fail to honor its contract and the Division was not able to find a substitute supplier, the Division would not be able to meet its commitments to complete the construction of the Canadian FOTS, as noted in 9(a).

11. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded accounts receivables (and other like accounts) which will result in future cash receipts, as well as accounts payables, (and other like accounts) that will result in future cash outlays.

The carrying values of the financial instruments of the Division as at May 31, 1998 were approximately equal to their estimated fair market values at these dates, due to the short-term nature of these instruments. Subjective judgment

LIL-10                               - 86 -

NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

and uncertainties arise in the determination of estimated fair market values. Accordingly, the aggregate fair value should not be interpreted as being realizable in an immediate settlement of the instruments.

12. INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION

The Division currently operates in one industry segment (fiber optic installations) and in two geographic segments (the Canadian FOTS is being constructed in Canada and the U.S.). Revenue and total identifiable assets for these geographic segments is as follows:

                                                    CANADA                              U.S.
                                                            PERCENTAGE                         PERCENTAGE
REVENUE                                        AMOUNT         OF TOTAL            AMOUNT         OF TOTAL
---------------------------------------------------------------------------------------------------------
May 31, 1998                             $35,826,795               66%      $18,807,093               34%
August 31, 1997                          $42,611,672               73%      $15,395,980               27%

                                                    CANADA                              U.S.
TOTAL                                                       PERCENTAGE                         PERCENTAGE
IDENTIFIABLE ASSETS                            AMOUNT         OF TOTAL            AMOUNT         OF TOTAL
---------------------------------------------------------------------------------------------------------
May 31, 1998                             $29,204,452               71%      $11,928,580               29%

13. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after, January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Division's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Division, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14. SUBSEQUENT EVENTS

A)  AGREEMENTS WITH WFI

Effective May 31 1998, LIL entered into a series of agreements to sell the equipment, fiber optic strands and certain other assets related to the business of Worldwide Fiber Inc. (an indirect wholly-owned subsidiary of Ledcor Inc.) ("WFI"). In addition, WFI was granted a licence by LIL to use certain processes related to the business. This licence agreement is for an initial term of ten years and will be renewable annually upon completion of the initial term. As part of this transaction, LIL retained all existing construction contracts related to the business. This transaction was between entities under common control and has been accounted for using the carrying amounts recorded in LIL's accounts. As consideration for the transaction, LIL was issued 200 Class A Shares by WFI.

B)  DISPOSITION OF FIBER ASSETS

As part of these agreements WFI undertook to purchase from LIL certain fiber optic system assets, located in both Canada and the U.S., which were not completed at May 31, 1998. These assets will be purchased by WFI upon their completion, which is estimated to be late 1998 or early 1999. As consideration, WFI will issue a total of 19,999,700 Class A common Shares to LIL. These transactions are between entities under common control and, will be accounted for at their original construction costs.

C)  CONSTRUCTION SERVICES

WFI has agreed to provide construction services to LIL to complete certain construction contracts for fiber optic strands and related facilities to third party customers.

                                     - 87 -                               LIL-11

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

LITIGATION

In May, 2001 the Company was named as a defendant in a purported national class action lawsuit, filed in the District Court, County of Boulder, State of Colorado which involves the Company's right to install its fiber optic cable network in easements and rights-of-way crossing the plaintiffs' land in the United States. In general, the Company obtained the rights to construct its network from other telecommunication companies and from railroads, pipeline, energy or other utility rights-of-way holders and is installing portions of its network along the rights-of-way so granted.

Plaintiffs in the purported class action assert that they are the owners of lands over which the Company's fiber optic cable network passes and that the railroads, utilities and others who granted the Company or others the right to construct and maintain network facilities did not have the legal ability to do so. The action purports to be on behalf of a national class of owners of land over which the Company's network passes or will pass. The complaint seeks damages on theories of trespass and unjust enrichment as well as punitive damages.

The Company may in the future receive claims and demands related to rights-of-way issues similar to the issues in this litigation that may be based on similar or different legal theories. Although it is too early for the Company to reach a conclusion as to the ultimate outcome of this litigation, management believes that the Company has substantial defenses to the claims asserted in the action (and any similar claims which may be named in the future) or has rights of indemnification from parties providing the rights-of-way.

The Company is a party from time to time to litigation arising in the ordinary course of business. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition, future results of operations, or future cash flows.

B.  SIGNIFICANT CHANGES

Since the date of the audited consolidated financial statements there have been significant changes as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our Subordinate Voting Shares commenced trading on April 20, 2000, and are quoted through the Nasdaq National Market under the symbol "TSIX" and on The Toronto Stock Exchange under the symbol "TSX." The following table sets forth the high and low sales price of our Subordinate Voting Shares for the calendar periods indicated. The information presented below was obtained from the National Association of Securities Dealers, Inc. and reflects inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

                                                                   MARKET PRICE OF
                                                                 SUBORDINATE VOTING
                                                                     SHARES (1)
(US DOLLARS)                                                    HIGH             LOW
---------------------------------------------------------------------------------------
ANNUAL DATA
2000 (2)                                                       $23.06           $10.38

QUARTERLY DATA
2000
Second Quarter (3)                                              19.00            13.75
Third Quarter                                                   23.06            15.00
Fourth Quarter                                                  20.00            10.38
2001
First Quarter                                                   15.56             3.06

MONTHLY DATA
2000
November                                                        18.75            10.38
December                                                        13.13            11.06
2001
January                                                         15.56            11.94
February                                                        14.00             7.94
March                                                            7.70             3.06
April                                                            3.52             1.38

----------------------------------

(1) High-low prices reflect daily closing prices.

(2) April 20 to December 31, 2000.

(3) April 20 to June 30, 2000.

We have never declared or paid any cash dividends on our equity shares. We intend to retain future earnings to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends on the Subordinate Voting Shares for the foreseeable future. In addition, the instruments governing our debt restrict the payment of cash dividends on our equity shares. Future dividends on the Subordinate Voting Shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition. There is no assurance that dividends will ever be paid.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

B.  PLAN OF DISTRIBUTION

Not applicable.

C.  MARKETS

The Subordinate Voting Shares commenced trading on April 20, 2000 and are quoted through the Nasdaq National Market under the symbol "TSIX" and on The Toronto Stock Exchange under the symbol "TSX."

D. SELLING SHAREHOLDERS

Not applicable.

E.  DILUTION

Not applicable.

F.  EXPENSES OF THE ISSUE

Not applicable.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

CAPITAL STOCK

Authorized - 500 billion Subordinate Voting Shares and 500 billion Multiple Voting Shares, no par value

Issued and outstanding:

Subordinate Voting Shares - April 30, 2001 - 741,156,483 (December 31, 2000 - 738,244,168)

Multiple Voting Shares - April 30, 2001 - 81,840,000 (December 31, 2000 - 81,840,000)

PREFERRED STOCK

Authorized - 500 billion Preferred Shares, no par value

Issued and outstanding:

Series 1 Convertible Preferred Shares - April 30, 2001 - 700,000 (December 31, 2000 - 700,000)

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Our memorandum and articles of association are incorporated herein from previously filed documents as noted in Item 19.

We are continued as a company pursuant to the Nova Scotia COMPANIES ACT (the "Act") under registry number 3043024. Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

    - DIRECTOR'S POWER TO VOTE ON MATTERS IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED - Our articles of association state that it is the duty of any of our directors who are directly or indirectly interested in a contract or proposed contract with us to declare the nature of their interest at a meeting of our Board of Directors. In the case of a proposed contract, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract is first taken into consideration, or if the interested directors are not present at that meeting our directors are required to declare their interest at the next meeting. In the case where any of our directors becomes interested in a contract after it is made, the declaration must be made at the first meeting of our directors held after they have become interested.

    - DIRECTOR'S POWER TO VOTE ON COMPENSATION TO THEMSELVES - Subject to the Act, our articles of association provide that the directors may determine to be paid out of our funds or capital as remuneration for their service. The directors may also determine the proportions and manner that the remuneration will be divided among them.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

    - DIRECTOR'S BORROWING POWERS - Our articles of association provide that the directors, on our behalf, may:

       (a)  raise or borrow money for our purposes or any of them;

       (b) secure, subject to the sanction of a special resolution where required by the Act, the repayment of funds raised or borrowed in a manner and upon the terms and conditions as they think fit;

       (c) sign or endorse bills, notes, acceptances, cheques, contracts and other evidence of or securities for funds borrowed or to be borrowed;

       (d) pledge debentures as security for loans; and

       (e)  guarantee obligations of any person.

    - RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT - Our articles of association do not require directors to retire pursuant to an age limit.

    - NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION - Our articles of association do not provide for a requirement of shares for a director's qualification.

    - AMENDMENT OF RIGHTS - Our articles of association provide that we shall not, without the authorization of the holders of our Subordinate Voting
      Shares:

       (a) increase or decrease any maximum number of authorized Subordinate Voting Shares, or increase any maximum number of authorized shares of any other class or series of a class having rights or privileges equal or superior to the Subordinate Voting Shares;

       (b) effect an exchange, reclassification or cancellation of all or part of the Subordinate Voting Shares; or

       (c) create a new class or series of a class equal or superior to the Subordinate Voting Shares.

      The approval of our holders of Subordinate Voting Shares may be given in writing by the holders of 2/3 of our Subordinate Voting Shares or by resolution passed by 2/3 of the votes cast on a poll at a meeting of the holders of our Subordinate Voting Shares. At the meeting at least two persons holding at least five percent (5%) of the outstanding Subordinate Voting Shares must be present in person or represented by proxy in accordance with our articles of association.

      Our articles of association require similar approval of the holders of Preferred Shares in the event of changes analogous to the ones described above to the Preferred Shares. In addition, if the deletion, variation, modification, amendment or amplification of the provisions contained especially affects the rights of the holders of our Preferred Shares of any series, in a manner different from which the rights of the holders of our Preferred Shares of any other series are affected, then amendments must, in addition to being approved by the holders of our Preferred Shares, be approved by the holders of our Preferred Shares of the series especially affected. This approval may be given in writing by the holders of 2/3 of our Preferred Shares of the series or by resolution passed by 2/3 of the votes cast on a poll at the meeting of the holders of our Preferred Shares of the series. At a meeting of the holders of our Preferred Shares as a

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

      class or as a series, each holder of our Preferred Shares is entitled to one vote in respect of each Preferred Share held by the holder. Furthermore, the Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our memorandum or articles of association, which amendments may affect voting rights.

    - GENERAL MEETING - We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 15 months after the preceding ordinary general meeting.

      Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

      At least seven clear days' notice, or any longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

      No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

      Holders of our Subordinate Voting Shares and Multiple Voting Shares are entitled to attend meetings. However, holders of our Preferred Shares as a class will not be entitled to attend meetings, unless the rights of a particular class provide otherwise. Any of our corporate shareholders that has an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

    - LIMITATIONS ON THE RIGHTS TO OWN SECURITIES - Our articles of association do not provide for any limitations on the rights to own securities. See also Exchange Controls and Other Limitations Affecting Security Holders in
      Item 10.D.

    - CHANGE IN CONTROL PROVISIONS - Our articles of association do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

    - SHAREHOLDER OWNERSHIP DISCLOSURE - Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

    - CHANGES IN OUR CAPITAL - Subject to the Act, we may by resolution of our shareholders increase our share capital by the creation of new shares.

      Subject to the Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

      Except as otherwise provided by the conditions of issue or by our articles of association, any capital raised by the creation of new shares will be considered part of the original capital and will be subject to the provisions contained in our articles of association with reference to transfer and transmission. We may, by special resolution of the shareholders where required, reduce our share capital in any way subject to any incident authorized and consent required by law.

      As well, subject to the Act, we may by resolution of our shareholders:

       (d) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

       (e) convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

       (f)  exchange shares of one denomination for another; or

       (g) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares cancelled.

      In addition, subject to the Act, we may also by special resolution:

       (a) subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

       (b) convert any part of our issued or unissued share capital into preference shares redeemable or purchasable by us;

       (c) provide for the issue of shares without any nominal or par value provided that, upon any such issue, a declaration executed by our Corporate Secretary must be filed with the registrar under the Act stating the number of shares issued and the amount received;

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

       (d) convert all or any of our previously authorized, unissued or issued, fully paid-up shares, other than preferred shares, with nominal or par value into the same number of shares without any nominal or par value, and reduce, maintain or increase accordingly our liability on any of our shares converted; provided that the power to reduce our liability on any of our shares converted may, where it results in a reduction of capital, be exercised subject to confirmation by the court as provided by the Act; or

       (e) convert all or any of our previously authorized, unissued or issued, fully paid-up shares without nominal or par value into the same or a different number of shares with nominal or par value, and for such purpose the shares issued without nominal or par value and replaced by shares with a nominal or par value shall be considered as fully paid, but their aggregate par value shall not exceed the value of our net assets as represented by the shares without par value issued before the conversion.

      Furthermore, subject to the Act and any provisions attached to such shares, we may redeem, purchase or acquire any of our shares, and the directors may determine the manner and the terms for redeeming, purchasing or acquiring our shares and may provide a sinking fund on terms as they think fit for the redemption, purchase or acquisition of shares of any class or series.

The following is a summary of our outstanding shares:

    - SUBORDINATE VOTING SHARES - Holders of Subordinate Voting Shares are entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Subordinate Voting Shares) are entitled to vote. Subject to the preference of any outstanding Preferred Shares, the holders of Subordinate Voting Shares are entitled to participate equally with holders of Multiple Voting Shares in any dividends our Board of Directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, holders of Subordinate Voting Shares are entitled to share ratably with holders of Multiple Voting Shares in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding Preferred Shares.

      The Subordinate Voting Shares may not be subdivided, consolidated, reclassified or otherwise changed unless, at the same time, the Multiple Voting Shares are subdivided, consolidated, reclassified or otherwise changed equally, share-for-share, in the same proportion and in the same manner.

    - MULTIPLE VOTING SHARES - Holders of Multiple Voting Shares are entitled to ten votes per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Multiple Voting Shares) are entitled to vote. Subject to the preference of any outstanding Preferred Shares, the holders of Multiple Voting Shares are entitled to participate equally with holders of Subordinate Voting Shares in any dividends our Board of Directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, holders of Multiple Voting Shares are entitled to share ratably with holders of Subordinate Voting Shares in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding Preferred Shares. Each

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

      Multiple Voting Share is convertible at any time, at the option of the holder, into one Subordinate Voting Share.

      The Multiple Voting Shares may not be subdivided, consolidated, reclassified or otherwise changed unless, at the same time, the Subordinate Voting Shares are subdivided, consolidated, reclassified or otherwise changed equally, share-for-share, in the same proportion and in the same manner.

    - PREFERRED STOCK - Our Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The Preferred Shares as a class are entitled to priority over the Subordinate Voting Shares and Multiple Voting Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class are not entitled to receive notice of, attend or vote at any meeting of our shareholders.

    - SERIES 1 CONVERTIBLE PREFERRED SHARES - Our Board of Directors authorized the issue of 700,000 Preferred Shares designated as Series 1 Convertible Preferred Shares ("Series 1 Preferred Shares") and issued the Series 1 Preferred Shares in November 2000. At any meeting of our shareholders, except meetings at which only shareholders of a specified class of shares (other than the Series 1 Preferred Shares) are entitled to vote, holders of Series 1 Preferred Shares will be entitled to that number of votes per share holders of Series 1 Preferred Shares would be entitled if they had converted their shares into Subordinate Voting Shares. At April 30, 2001, the Series 1 Preferred Share holders were entitled to approximately
      33 million votes. Subject to the preference of any other class of outstanding Preferred Shares, the holders of Series 1 Preferred Shares will be entitled to participate equally with holders of Subordinate Voting Shares on any dividends our Board of Directors declares out of funds legally available for the payment of dividends as if the holders of Series 1 Preferred Shares had converted their shares into Subordinate Voting Shares. If we are liquidated, dissolved or wound up, the holders of Series 1 Preferred Shares are entitled to receive, on a priority basis, an amount equal to their issue price and any accretion to the date of liquidation.

Additional information relating to share capital is detailed in notes 9, 10 and 11 of the accompanying consolidated financial statements in Item 8.A.

C.  MATERIAL CONTRACTS

The following summary of our material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

RAILPLOW LICENSE AGREEMENT BETWEEN LEDCOR INDUSTRIES LIMITED AND WORLDWIDE FIBER COMMUNICATIONS LTD. (FORMERLY 786520 ALBERTA LTD.), DATED MAY 31, 1998

NON-EXCLUSIVE RAILPLOW LICENSE AGREEMENT BETWEEN LEDCOR INDUSTRIES LIMITED AND LEDCOM HOLDINGS LTD. (FORMERLY STARFIBER COMMUNICATIONS LTD.), DATED MAY 31, 1998

UNANIMOUS SHAREHOLDERS' AGREEMENT AMONG WORLDWIDE FIBER COMMUNICATIONS LTD., LEDCOR INC., LEDCOR INDUSTRIES LIMITED AND LEDCOM HOLDINGS LTD. DATED DECEMBER 1, 1998.

LETTER FROM LEDCOR INC. COMMITTING LEDCOM HOLDINGS LTD. (FORMERLY STARFIBER COMMUNICATIONS LTD.) TO GRANT AN EXCLUSIVE RAILPLOW LICENSE TO WORLDWIDE FIBER COMMUNICATIONS LTD. (FORMERLY 786520 ALBERTA LTD.), DATED DECEMBER 1, 1998

The patent for the railplow that we use in connection with the construction of some portions of our network on railroad ROW were transferred to a subsidiary of Ledcor that we refer to as "Patent Co.," and we were concurrently granted a non-exclusive license for its use at our request. Effective December 1, 1998, one of our subsidiaries acquired 50% of the shares of Patent Co. Ledcor has agreed to cause Patent Co. to grant to us a royalty-free worldwide exclusive license for the use and other exploitation of the railplow technology. The license will cease to be exclusive six months after a change of control of us. The shareholders agreement relating to Patent Co. provides that Ledcor and our subsidiary have the option to acquire the other party's shares of Patent Co. if the other party becomes insolvent, bankrupt or subject to a change of control.

NON-COMPETITION AGREEMENT BETWEEN WORLDWIDE FIBER INC. (FORMERLY
STARFIBER INC.) AND LEDCOR INC., DATED MAY 31, 1998

Ledcor has agreed not to compete with us in the business of developing or constructing fiber optic communications infrastructure for a period ending on the earlier of May 31, 2008 and six months after a change of control of us.

LIMITED LIABILITY COMPANY AGREEMENT OF WORLDWIDE FIBER IC LLC BETWEEN WORLDWIDE FIBER IC HOLDINGS, INC. AND IC FIBER HOLDINGS INC. DATED, MAY 28, 1999

PURCHASE AGREEMENT BY AND BETWEEN IC FIBER HOLDING INC., WORLDWIDE FIBER IC HOLDINGS, INC. AND ILLINOIS CENTRAL RAILROAD COMPANY ("IC"), DATED AS OF MARCH 3, 2000

SHARE EXCHANGE AGREEMENT BY AND AMONG WORLDWIDE FIBER INC. (FORMERLY WORLDWIDE FIBERLINK LTD.) AND CANADIAN NATIONAL RAILWAY COMPANY ("CN"), DATED AS OF MARCH 6, 2000

SHARE EXCHANGE AGREEMENT BY AND AMONG 360NETWORKS INC., WORLDWIDE FIBER NETWORKS LTD. (FORMERLY WORLDWIDE FIBER LTD.), LEDCOR COMMUNICATIONS LTD., LEDCOR INDUSTRIES, INC., WORLDWIDE FIBER (USA), INC. (FORMERLY PACIFIC FIBER LINK, INC.), MI-TECH COMMUNICATIONS, LLC, LEDCOR INC. AND MICHELS PIPELINE CONSTRUCTION, INC., DATED AS OF MARCH 20, 2000

In 1999, we formed, jointly with IC and CN, several subsidiaries in which IC or CN owned 25% equity interests. These subsidiaries are parties to licenses of the ROW over which IC and CN operate their rail transportation system. IC and CN granted some of our subsidiaries the right to construct and operate fiber optic cable

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

telecommunications facilities upon almost all of the railroads' ROW. The licenses terminate on the first to occur of May 28, 2059, the discontinuance by our subsidiaries of the use of the facilities or upon the parties' mutual agreement. As consideration for the license, our subsidiaries agreed to pay a license fee for each facility equal to a per mile or per kilometer rate, as applicable, multiplied by the length of the ROW upon which such facility is constructed. As additional consideration for the grant of the license, IC and CN were granted equity in our subsidiaries, and the subsidiaries have agreed to grant (for railroad purposes only), (1) two strands of fiber optic cable along the entire length of the facilities to major traffic centers to IC and (2) four strands of fiber optic cable between Quebec City and Halifax to CN. At the request and expense of the railroads, our subsidiaries will be required to light these fibers. We later acquired the minority interest of each of WFI-CN Fiber Inc. (amalgamated into 360networks (CDNfiber) ltd.) and 360networks LLC (formerly Worldwide Fiber IC LLC), as a result of which we issued to CN 11,428,571 Subordinate Voting Shares. In addition, Claude Mongeau, a Senior Vice-President and the Chief Financial Officer of CN, became one of our directors. Also, we acquired the remaining 25% minority interest in 360networks holdings (USA) (formerly Worldwide Fiber (USA) Inc.) ("360-USA") from Mi-Tech Communications, LLC in exchange for 24,000,000 Subordinate Voting Shares. Worldwide Fiber Networks Ltd. has 100% of the equity participation and 90% of the voting control of 360-USA, with the other 10% of voting control held by another subsidiary of ours, Worldwide Fiber Finance Ltd.

PREFERRED SHARE PURCHASE AGREEMENT BY AND AMONG WORLDWIDE FIBER INC. (FORMERLY WORLDWIDE FIBERLINK LTD.), DWF SRL, GSCP3 WWF (BARBADOS) SRL, WWF (BARBADOS) SRL, PROVIDENCE EQUITY FIBER L.P. AND TYCO GROUP S.A.R.L. DATED AS OF SEPTEMBER 7, 1999

We completed a private placement of our convertible preferred shares for $345 million to affiliates of Tyco International Ltd., Providence Equity Partners Inc., DLJ Merchant Banking II Inc. and GS Capital Partners III, LP. Together, the privately placed securities represent a minority equity interest in us.

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT BETWEEN LEDCOR INDUSTRIES LIMITED, LEDCOR INDUSTRIES INC. AND WORLDWIDE FIBER INC. (FORMERLY WORLDWIDE
FIBERLINK LTD.), DATED SEPTEMBER 7, 1999

4,500,000 Subordinate Voting Shares were issued to Ledcor in consideration for the acquisition by us of fiber assets and related rights and obligations from Ledcor.

LETTER AGREEMENT BETWEEN LEDCOR INDUSTRIES LIMITED, LEDCOR INDUSTRIES INC., WORLDWIDE FIBER INC. (FORMERLY WORLDWIDE FIBERLINK LTD.) AND WORLDWIDE FIBER (F.O.T.S.) NO. 3, LTD., DATED SEPTEMBER 27, 1999

We acquired particular fiber optic network assets in consideration of the issue of 72,000,000 of our Multiple Voting Shares. In addition, we assumed defined rights and obligations under build agreements with a third party, including obligations relating to the completion of those builds and particular support structure, maintenance, license and access and underlying rights obligations.

AGREEMENT AND PLAN OF ARRANGEMENT BETWEEN WORLDWIDE FIBER INC. (FORMERLY WORLDWIDE FIBERLINK LTD.) AND GLOBENET COMMUNICATIONS GROUP LIMITED, DATED AS OF MARCH 11, 2000

We acquired GlobeNet Communications Group Limited, a Bermuda company, for Subordinate Voting Shares in June 2000.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

URBANLINK REORGANIZATION DEFINITIVE AGREEMENT BETWEEN 360NETWORKS INC., WORLDWIDE FIBER HOLDINGS LTD. (FORMERLY WORLDWIDE FIBERLINK HOLDINGS LTD.) AND WFI URBANLINK LTD. DATED APRIL 17, 2000

ASSET PURCHASE AGREEMENT BETWEEN LEDCOR COMMUNICATIONS LTD. AND WFI URBANLINK LTD., DATED APRIL 17, 2000

ASSET PURCHASE AGREEMENT BETWEEN WFI-CN FIBRE INC. AND WFI URBANLINK LTD., DATED APRIL 17, 2000

ASSET PURCHASE AGREEMENT BETWEEN WORLDWIDE FIBER (F.O.T.S.) NO. 3, LTD. AND WFI URBANLINK LTD., DATED APRIL 17, 2000

ASSET PURCHASE AGREEMENT BETWEEN WORLDWIDE FIBER NETWORK SERVICES LTD. AND WFI URBANLINK LTD., DATED APRIL 17, 2000

AMENDED AND RESTATED RESELLER AGREEMENT BETWEEN 360NETWORKS INC., 360NETWORKS SERVICES LTD. AND WFI URBANLINK LTD., DATED SEPTEMBER 29, 2000

AMENDED AND RESTATED CAPACITY PURCHASE AGREEMENT UNDER THE RESELLER AGREEMENT BETWEEN 360NETWORKS SERVICES LTD. AND WFI URBANLINK LTD., DATED SEPTEMBER 29, 2000

NETWORK OPERATING CENTER AGREEMENT BETWEEN 360NETWORKS INC., WORLDWIDE FIBER NETWORK SERVICES LTD. AND WFI URBANLINK LTD., DATED APRIL 17, 2000

ROLL-OVER AGREEMENT BETWEEN 360 URBANLINK LTD. AND URBANLINK HOLDINGS LTD., DATED APRIL 17, 2000

ROLL-OVER AGREEMENT BETWEEN WORLDWIDE FIBER HOLDINGS LTD. (FORMERLY WORLDWIDE FIBERLINK HOLDINGS LTD.) AND URBANLINK HOLDINGS, LTD. REGARDING TRANSFER OF SUBORDINATE VOTING SHARES OF 360NETWORK SERVICES INC., DATED APRIL 17, 2000

UNANIMOUS SHAREHOLDERS AGREEMENT FOR URBANLINK HOLDINGS LTD. BETWEEN 360NETWORKS INC., 360 URBANLINK LTD., WORLDWIDE FIBER HOLDINGS LTD. (FORMERLY WORLDWIDE FIBERLINK HOLDINGS LTD.), URBANLINK HOLDINGS LTD. AND WFI
URBANLINK LTD., DATED APRIL 17, 2000

AMENDED AND RESTATED CO-DEVELOPMENT AGREEMENT BETWEEN 360NETWORKS INC., 360FIBER LTD. AND WFI URBANLINK LTD., DATED SEPTEMBER 29, 2000

We concluded a series of transactions to transfer our Canadian telecommunication transmission facilities and certain related facilities to Urbanlink. The assets were transferred at fair market value, which was approximately $16 million. The consideration for the transfer was the non-voting participating shares described below. For accounting purposes the transfers were undertaken at carrying value, which was approximately $6.4 million. A subsidiary of Ledcor owns 66 2/3% of the voting non-participating shares and 49% of the non-voting participating shares of the holding company which wholly owns Urbanlink, and we own 33 1/3% of the voting non-participating shares and 51% of the non-voting participating shares of that company. To acquire its non-voting participating shares, a subsidiary of Ledcor contributed Subordinate Voting Shares of 360NETWORKS. Concurrent with the closing of the arrangement we entered into certain non-exclusive resale arrangements with Urbanlink, under which we receive bandwidth capacity for resale purposes, a NOC Operating Agreement pursuant to which Urbanlink operates the Vancouver NOC, a Co-Development Agreement pursuant to which

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

Urbanlink provides to us the first option to develop Urbanlink's telecommunications facilities in Canada and a Shareholders Agreement with the subsidiary of Ledcor that requires us to purchase the shares of the holding company in the event of a change in the Telecommunications Act (Canada) that eliminates the requirement that Canadian telecommunications carriers be owned and controlled by Canadians. Although the value of future transactions under these agreements cannot be ascertained now, the agreements have been negotiated to reflect fair market terms. We will contribute certain telecommunications assets under construction to Urbanlink in the future and a subsidiary of Ledcor will contribute additional Subordinate Voting Shares at values to be determined in the future.

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT BY AND AMONG 360NETWORKS INC., DWF SRL, GS CAPITAL PARTNERS III, L.P., GSCP3 WWF (BARBADOS) SRL, WWF (BARBADOS) SRL, PROVIDENCE EQUITY FIBER, L.P., TYCO GROUP S.A.R.L., WORLDWIDE FIBER HOLDINGS LTD., LEDCOR INC. AND THE SEVERAL SHAREHOLDERS NAMED IN SCHEDULE I THERETO, DATED AS OF APRIL 20, 2000.

We agreed to set the maximum number of our Board of Directors at seventeen members and to nominate as directors:

    - one designee from each of our private equity investors, namely affiliates of Tyco International Ltd., Providence Equity Partners Inc., DLJ Merchant Banking Partners II L.P. ("DLJ") and GS Capital Partners III, L.P. ("GS Capital"), so long as, in each case, each investor continues to hold a prescribed number of our Subordinate Voting Shares;

    - Mr. Maffei together with two of his additional designees so long as he remains our Chief Executive Officer; and

    - the balance from designees of a subsidiary of Ledcor Inc.

Under the terms of the shareholders' agreement, each shareholder other than DLJ and GS Capital also agreed to vote for the foregoing nominees other than the respective designees of DLJ and GS Capital in connection with their election to our Board of Directors.

MASTER AGREEMENT AMONG GREGORY B. MAFFEI, WORLDWIDE FIBER HOLDINGS LTD. AND 360NETWORKS INC. DATED APRIL 22, 2001

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT BY AND BETWEEN 360NETWORKS INC. AND GREGORY B. MAFFEI DATED APRIL 22, 2001

PROMISSORY NOTE BETWEEN WORLDWIDE FIBER HOLDINGS LTD. AND 360FINANCE LTD. DATED APRIL 22, 2001

AGREEMENT FOR TRANSFER OF PUT OBLIGATION AND GMB NOTE AMONG 360FINANCE LTD., WORLDWIDE FIBER HOLDINGS LTD. AND 360NETWORKS INC. DATED APRIL 22, 2001

GENERAL SECURITY AGREEMENT BETWEEN WORLDWIDE FIBER HOLDINGS LTD. AND 360FINANCE LTD. DATED APRIL 22, 2001

Pursuant to a Stock Purchase Agreement dated December 22, 1999, Mr. Maffei purchased 52,160,000 of our Subordinate Voting Shares and 9,840,000 of our Multiple Voting Shares for an aggregate purchase price of

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

$77,500,000. We advanced an amount equal to the purchase price to Mr. Maffei under a limited recourse promissory note maturing on December 22, 2005, with an interest rate of 6.2% per annum compounded annually. Mr. Maffei would be able to put back a certain number of shares to the Company, or, under certain circumstances at the option of the Company to Worldwide Fiber Holdings Ltd., at fair market value to repay the promissory note.

In April 2001, Worldwide Fiber Holdings Ltd. assumed our obligation to accept Mr. Maffei's put and we sold his promissory note to Worldwide Fiber
Holdings Ltd. in exchange for its recourse promissory note. In addition, some of the terms of the note and put were amended, resulting in an increase in interest rate, further limitations on the put amount, a forbearance of the put right for a limited time under certain circumstances and the note being made non-recourse except with respect to the shares acquired from us for the note, owned by Mr. Maffei. After giving effect to the transactions described above, Mr. Maffei is now indebted to Worldwide Fiber Holdings Ltd. in the amount of $82,305,000, plus accrued interest from December 22, 2000. We retain the right in certain circumstances to repurchase some of Mr. Maffei's shares. In addition, Worldwide Fiber Holdings Ltd. has granted us the right to purchase from it any shares put to it by Mr. Maffei, which are subject to our repurchase option at the time they are put.

AGREEMENT AND PLAN OF MERGER DATED AS OF FEBRUARY 16, 2001, AMONG
360NETWORKS INC., 360NETWORKS SUB INC. AND NETRAIL INC.

We entered into an agreement to acquire NetRail Inc., a Tier 1 wholesale
IP service provider, for Subordinate Voting Shares. Among other conditions, the NetRail acquisition is subject to the approval by a majority of NetRail shareholders present in person or by proxy and voting at a meeting of such shareholders.

PREFERRED SHARE PURCHASE AGREEMENT BY AND BETWEEN 360NETWORKS INC. AND ALCATEL DATED AS OF OCTOBER 31, 2000

We entered into a preferred share purchase agreement with Alcatel whereby it purchased $700 million of our Series I Convertible Preferred Shares. These shares are described in Memorandum and Articles of Association in Item 10B. Under the terms of the purchase agreement, we agreed to nominate a designee of Alcatel to our Board of Directors.

D. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by our memorandum and articles of association with respect to our Subordinate Voting Shares.

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

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

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

These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn.$209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the Cdn.$209 million threshold applies.

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

A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed Cdn.$400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds Cdn.$35 million ("$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed Cdn.$70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed Cdn.$70 million.

Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act, namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

E.  TAXATION

In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of our Subordinate Voting Shares. This summary relating to our Subordinate Voting Shares applies to beneficial owners who are individuals, corporations, trusts and estates which:

    - for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are residents of the United States and not resident in Canada;

    - hold Subordinate Voting Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

    - deal at arm's length with us for purposes of the Income Tax Act; and

    - do not and will not use or hold the Subordinate Voting Shares in carrying on a business in Canada.

We refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

The tax consequences of an investment in Subordinate Voting Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

    - the Income Tax Act and regulations under the Income Tax Act;

    - the Code and Treasury regulations under the Code;

    - the Canada-United States Income Tax Convention (1980);

    - the administrative policies and practices published by the Canadian Customs and Revenue Agency, formerly Revenue Canada;

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

    - all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

    - the administrative policies published by the U.S. Internal Revenue Service; and

    - judicial decisions.

All of the foregoing are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Subordinate Voting Shares. This discussion does not address all possible tax consequences relating to an investment in Subordinate Voting Shares. We have not taken into account your particular circumstances and do not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Subordinate Voting Shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Subordinate Voting Shares through a partnership or other pass-through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Subordinate Voting Shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal in-come tax consequences of the ownership and disposition of Subordinate Voting Shares.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see "Material Canadian Federal Income Tax Considerations.") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Subordinate Voting Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by us generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by us on the Subordinate Voting Shares generally will not be eligible for the "dividends received" deduction.

If you sell the Subordinate Voting Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

Dividends paid by us on the Subordinate Voting Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed
Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

FOREIGN PERSONAL HOLDING COMPANY RULES

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

    - five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

    - at least 60% of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

We believe that we are not a FPHC. However, we can not assure you that we will not be classified as a FPHC in the future.

PERSONAL HOLDING COMPANY RULES

We will not be classified as a personal holding company a ("PHC") for U.S. federal income tax purposes unless at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of our stock by value, and at least 60% of our ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). We should not meet the PHC tests, and even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure that the amount of our PHC income will be immaterial.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

PASSIVE FOREIGN INVESTMENT COMPANY RULES

The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

    - 75% or more of our gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

    - the average quarterly percentage, by fair market value of our assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all our assets.

To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

Distributions which constitute "excess distributions" from a PFIC and dispositions of Subordinate Voting Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

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

We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election. You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

CONTROLLED FOREIGN CORPORATION RULES

If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

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

We believe that we are not a CFC, however, we can not assure you that we will not become a CFC in the future.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of Subordinate Voting Shares.

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Subordinate Voting Shares are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange and Nasdaq, you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the Subordinate Voting Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the five year period before the actual or deemed disposition.

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

Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Subordinate Voting Shares held at that time for proceeds of disposition generally equal to the fair market value of the Subordinate Voting Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300,
New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 001-15841.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 360networks inc., 1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1,
Attention: Secretary, telephone number: 604-681-1994.

I.  SUBSIDIARY INFORMATION

                                                                JURISDICTION OF        PERCENTAGE
SUBSIDIARIES OF THE COMPANY AT APRIL 30, 2001                    INCORPORATION         OWNERSHIP
---------------------------------------------                ----------------------   ------------
360networks sub inc.                                                Delaware              100%
360networks (holdings) ltd.                                         Alberta               100%
Ledcom Holdings Ltd.                                                Alberta                50%
360fiber ltd.                                                       Alberta               100%
Carrier Centers (Canada) Ltd.                                       Alberta               100%
360networks (CDN fiber) ltd.                                        Alberta               100%
360 Urbanlink Ltd.                                                  Alberta               100%
360networks services ltd.                                           Alberta               100%
360engineering ltd.                                                 Ontario               100%
360finance ltd.                                                     Alberta               100%
360cayer ltee                                                        Quebec               100%
360networks holdings (USA) inc.                                      Nevada               100%
360networks (USA) inc.                                               Nevada               100%
360fiber inc.                                                        Nevada               100%
360fiber (USA 2) inc.                                                Nevada               100%
360fiber (USA 3) inc.                                                Nevada               100%
PFL Holdings, Inc.                                                   Nevada               100%

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

                                                                JURISDICTION OF        PERCENTAGE
SUBSIDIARIES OF THE COMPANY AT APRIL 30, 2001                    INCORPORATION         OWNERSHIP
---------------------------------------------                ----------------------   ------------
Pacific Fiber Link SEA-POR, Inc.                                     Nevada               100%
360networks (USA) of Virginia inc.                                  Virginia              100%
360networks LLC                                                     Delaware              100%
360networks Iowa LLC                                                Delaware              100%
360networks Alabama LLC                                             Delaware              100%
360networks Illinois LLC                                            Delaware              100%
360networks Kentucky LLC                                            Delaware              100%
360networks Louisiana LLC                                           Delaware              100%
360networks Mississippi LLC                                         Delaware              100%
360networks Tennessee LLC                                           Delaware              100%
360networks Michigan LLC                                            Delaware              100%
360networks (Bermuda) holdings ltd.                                 Bermuda               100%
360atlantic (Bermuda 2) holdings ltd.                               Bermuda               100%
360atlantic (Bermuda) ltd.                                          Bermuda               100%
360atlantic (Denmark) ApS                                            Denmak               100%
360atlantic sales (UK) limited                                         UK                 100%
360atlantic sales (USA) inc.                                         Nevada               100%
360atlantic (Canada) inc.                                           Alberta               100%
360atlantic (USA) inc.                                               Nevada               100%
360atlantic (Ireland) limited                                       Ireland               100%
360atlantic (UK) limited                                               UK                 100%
Threesixty atlantic (Barbados) inc.                                 Barbados              100%
Threesixty Atlantic Irish Holdings (Barbados) Inc.                  Barbados              100%
360networks services (europe)                                       Ireland               100%
GlobeNet Communications Group Limited                               Bermuda               100%
360americas holdings ltd.                                           Bermuda               100%
GlobeNet Communications Ltd.                                        Bermuda               100%
360americas network (Bermuda) ltd.                                  Bermuda               100%
TeleBermuda International Limited                                   Bermuda               100%
Threesixty americas (Barbados) inc.                                 Barbados              100%
360americas de Argentina S.R.L.                                    Argentina              100%
360americas (Venezuela), S.A.                                      Venezuela              100%
Atlantica Network (Venezuela) Ltd.                                  Bermuda               100%
360americas do Brasil (Holdings) Ltda.                               Brazil               100%
360americas do Brasil Ltda.                                          Brazil               100%
Threesixty TAT (Barbados) Inc.                                      Barbados              100%
360americas (USA) Corp.                                             Delaware              100%
TeleBermuda International (Canada) Ltd.                             Ontario               100%
360networks Europe limited                                             UK                 100%
360networks (UK) Limited                                               UK                 100%
360networks do Brazil Ltda.                                          Brazil               100%

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

                                                                JURISDICTION OF        PERCENTAGE
SUBSIDIARIES OF THE COMPANY AT APRIL 30, 2001                    INCORPORATION         OWNERSHIP
---------------------------------------------                ----------------------   ------------
360networks de Argentina S.R.L.                                    Argentina              100%
360networks (Osterreich) GmbH                                       Austria               100%
360networks (Belgium) S.A.                                          Belgium               100%
360networks (sverige) AB                                             Sweden               100%
360networks (norge) AS                                               Norway               100%
360networks (nederland) BV                                        Netherlands             100%
360networks (Denmark) ApS                                           Denmark               100%
360networks (ireland) limited                                       Ireland               100%
360networks (france) S.a.r.l.                                        France               100%
360networks (Deutschland) GmbH                                      Germany               100%
360networks (Schweiz) AG                                          Switzerland             100%
360networks (telecomunicationes espana) S.L.                         Spain                100%
360networks (italia) S.r.l.                                          Italy                100%
WFI Liquidity Management Hungary Limited Liability Company          Hungary               100%
360pacific (Bermuda) holdings ltd.                                  Bermuda               100%
360pacific (Bermuda) ltd.                                           Bermuda               100%
360pacific (Denmark) ApS                                            Denmark               100%
360pacific (Canada) inc.                                            Alberta               100%
360pacific (USA) inc.                                                Nevada               100%
360pacific (Japan) limited                                           Japan                100%
360pacific (Korea) Limited                                           Korea                100%
360pacific (Singapore) pte ltd.                                    Singapore              100%
Threesixty pacific (Barbados) inc.                                  Barbados              100%
360pacific (Hong Kong) Limited                                     Hong Kong              100%
360pacific (BVI) Holdings Limited                            British Virgin Islands       100%
360pacific (Taiwan) inc.                                             Taiwan               100%
Threesixty Asia (Barbados) Inc.                                     Barbados              100%
360carrier management inc.                                           Nevada               100%
360carrier centers ltd.                                              Nevada               100%
Carrier centers Georgia, inc.                                       Georgia               100%
Carrier Center LA, Inc.                                              Nevada               100%
Texas Carrier Centers Inc.                                           Nevada               100%
TRES Management LLC                                                 Delaware              100%
Meet Me Room LLC                                                    Delaware              100%
Telecom Central, L.P.                                                Texas                100%
360networks (hong kong) Limited                                    Hong Kong              100%

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information relating to quantitative and qualitative disclosures about market risk is detailed in Market and Credit Risk Disclosures in Item 5.C and in notes 8 and 15 of the accompanying consolidated financial statements in
Item 8.A.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as the consolidated financial statements in Item 8.A have been prepared in accordance with accounting principles generally accepted in the United States.

ITEM 18. FINANCIAL STATEMENTS

Not applicable, as the consolidated financial statements in Item 8.A have been prepared in accordance with accounting principles generally accepted in the United States.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

ITEM 19. EXHIBITS

INDEX TO EXHIBITS

       EXHIBIT                                  DESCRIPTION
------------------------------------------------------------------------------------
                  1.1   Memorandum of Association of 360NETWORKS INC. (incorporated by reference to Exhibit 3.6 to the Form F-1 Registration
                        Statement (No. 333-95621) of the Registrant ("Form F-1")).
                  1.2   Articles of Association of 360NETWORKS INC. (incorporated by reference to Exhibit 3.7 of Form F-1).
                  2.1   Indenture between Worldwide Fiber Inc. and HSBC Bank USA
                        (formerly Marine Midland Bank) dated December 23, 1998
                        (incorporated by reference to Exhibit 4.1 to the Form F-4
                        Registration Statement (No. 333-10254) of the Registrant
                        ("First Form F-4")).
                  2.2   Form of 12 1/2% Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.3 of First Form F-4).
                  2.3   Indenture between Worldwide Fiber Inc. and HSBC Bank USA
                        (formerly Marine Midland Bank) dated July 28, 1999
                        (incorporated by reference to Exhibit 4.1 to the Form F-4
                        Registration Statement (No. 333-89695) of the Registrant
                        ("Second Form F-4")).
                  2.4   Form of 12% Series B Senior Notes due 2009 (incorporated by reference to Exhibit 4.7 of Second Form F-4).
                  2.5   Indenture between 360NETWORKS INC. and HSBC Bank USA dated
                        April 26, 2000 (incorporated by reference to Exhibit 4.7 to the Form F-1 Registration Statement (No. 333-42200) of the
                        Registrant ("Third Form F-4")).
                  2.6   Form of 13% Series B Senior Notes due 2008 (incorporated by reference to Exhibit 4.9 of Third Form F-4).
                  2.7   Indenture between 360NETWORKS INC. and HSBC Bank USA dated
                        April 28, 2000 (incorporated by reference to Exhibit 4.11 of
                        Third Form F-4).
                  2.8   Form of 13% Series B Senior Notes due 2008 (incorporated by reference to Exhibit 4.13 of Third Form F-4).
                  3.1   Form of Trust Agreement among Worldwide Fiber
                        Holdings Ltd., Gregory B. Maffei, Madison Square Inc., Larry
                        R. Olsen, Worldwide Fiber Inc. and Trust Company dated as of
                        April 18, 2000 (incorporated by reference to Exhibit 4.10 of
                        Form F-1).
                  4.1   Railplow License Agreement between Ledcor Industries Limited and Worldwide Fiber Communications Ltd. (formerly 786520
                        Alberta Ltd.), dated May 31, 1998 (incorporated by reference to Exhibit 10.2 of First Form F-4).
                  4.2   Non-exclusive Railplow License Agreement between Ledcor
                        Industries Limited and Ledcom Holdings Ltd. (formerly
                        Starfiber Communications Ltd.), dated May 31, 1998
                        (incorporated by reference to Exhibit 10.3 of First
                        Form F-4).
                  4.3   Non-Competition Agreement between Worldwide Fiber Inc.
                        (formerly Starfiber Inc.) and Ledcor, Inc., dated May 31,
                        1998 (incorporated by reference to Exhibit 10.10 of First
                        Form F-4).
                  4.4   Unanimous Shareholders Agreement among Worldwide Fiber
                        Communications Ltd., Ledcor Inc., Ledcor Industries Limited
                        and Ledcom Holdings Ltd. dated December 1, 1998.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

       EXHIBIT                                  DESCRIPTION
------------------------------------------------------------------------------------
                  4.5   Letter from Ledcor, Inc. committing Ledcom Holdings Ltd.
                        (formerly Starfiber Communications Ltd.) to grant an
                        exclusive railplow license to Worldwide Fiber
                        Communications Ltd. (formerly 786520 Alberta Ltd.), dated
                        December 1, 1998 (incorporated by reference to Exhibit 10.4 of First Form F-4).
                  4.6   Limited Liability Company Agreement of Worldwide Fiber
                        IC LLC between Worldwide Fiber IC Holdings, Inc. and IC
                        Fiber Holdings Inc. dated, May 28, 1999 (incorporated by
                        reference to Exhibit 10.22 of First Form F-4).
                  4.7   Preferred Share Purchase Agreement by and among Worldwide
                        Fiber Inc. (formerly Worldwide Fiberlink Ltd.), DWF SRL,
                        GSCP3 WWF (Barbados) SRL, WWF (Barbados) SRL, Providence
                        Equity Fiber L.P. and Tyco Group S.A.R.L., dated as of
                        September 7, 1999 (incorporated by reference to
                        Exhibit 10.26 of First Form F-4).
                  4.8   Amended and Restated Share Purchase Agreement between Ledcor
                        Industries Limited, Ledcor Industries Inc. and Worldwide
                        Fiber Inc. (formerly Worldwide Fiberlink Ltd.), dated
                        September 7, 1999 (incorporated by reference to
                        Exhibit 10.29 of First Form F-4).
                  4.9   Letter Agreement between Ledcor Industries Limited, Ledcor
                        Industries Inc., Worldwide Fiber Inc. (formerly Worldwide
                        Fiberlink Ltd.) and Worldwide Fiber (F.O.T.S.)
                        No. 3, Ltd., dated September 27, 1999 (incorporated by
                        reference to Exhibit 10.30 of First Form F-4).
                 4.10   Purchase Agreement by and between IC Fiber Holding Inc.,
                        Worldwide Fiber IC Holdings, Inc. and Illinois Central
                        Railroad Company, dated as of March 3, 2000 (incorporated by reference to Exhibit 10.34 of Form F-1).
                 4.11   Share Exchange Agreement by and among Worldwide Fiber Inc.
                        (formerly Worldwide Fiberlink Ltd.) and Canadian National
                        Railway Company, dated as of March 6, 2000 (incorporated by reference to Exhibit 10.33 of Form F-1).
                 4.12   Agreement and Plan of Arrangement between Worldwide
                        Fiber Inc. (formerly Worldwide Fiberlink Ltd.) and GlobeNet
                        Communications Group Limited, dated as of March 11, 2000
                        (incorporated by reference to Exhibit 10.31 of Form F-1).
                 4.13   Share Exchange Agreement by and among 360NETWORKS INC.,
                        Worldwide Fiber Networks Ltd. (formerly Worldwide
                        Fiber Ltd.), Ledcor Communications Ltd., Ledcor
                        Industries, Inc., Worldwide Fiber (USA), Inc. (formerly
                        Pacific Fiber Link, Inc.), Mi-Tech Communications, LLC,
                        Ledcor Inc. and Michels Pipeline Construction, Inc., dated as of March 20, 2000 (incorporated by reference to
                        Exhibit 10.32 of Form F-1).
                 4.14   Urbanlink Reorganization Definitive Agreement between
                        360NETWORKS INC., Worldwide Fiber Holdings Ltd. (formerly
                        Worldwide Fiberlink Holdings Ltd.) and WFI Urbanlink Ltd.
                        dated April 17, 2000 (incorporated by reference to
                        Exhibit 10.35 of Form F-1).
                 4.15   Asset Purchase Agreement between Ledcor Communications Ltd.
                        and WFI Urbanlink Ltd., dated April 17, 2000 (incorporated by reference to Exhibit 10.36 of Form F-1).
                 4.16   Asset Purchase Agreement between WFI-CN Fibre Inc. and WFI
                        Urbanlink Ltd., dated April 17, 2000 (incorporated by
                        reference to Exhibit 10.37 of Form F-1).

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

       EXHIBIT                                  DESCRIPTION
------------------------------------------------------------------------------------
                 4.17   Asset Purchase Agreement between Worldwide Fiber (F.O.T.S.)
                        No. 3, Ltd. and WFI Urbanlink Ltd., dated April 17, 2000
                        (incorporated by reference to Exhibit 10.38 of Form F-1).
                 4.18   Asset Purchase Agreement between Worldwide Fiber Network
                        Services Ltd. and WFI Urbanlink Ltd., dated April 17, 2000
                        (incorporated by reference to Exhibit 10.39 of Form F-1).
                 4.19   Amended and Restated Reseller Agreement between
                        360NETWORKS INC., 360networks services ltd. and WFI
                        Urbanlink Ltd., dated September 29, 2000.
                 4.20   Amended and Restated Capacity Purchase Agreement under the
                        Reseller Agreement between 360networks services ltd. and WFI
                        Urbanlink Ltd., dated September 29, 2000.
                 4.21   Network Operating Center Agreement between
                        360NETWORKS INC., Worldwide Fiber Network Services Ltd. and
                        WFI Urbanlink Ltd., dated April 17, 2000 (incorporated by
                        reference to Exhibit 10.42 of Form F-1).
                 4.22   Roll-over Agreement between 360 Urbanlink Ltd. and Urbanlink
                        Holdings Ltd., dated April 17, 2000 (incorporated by
                        reference to Exhibit 10.43 of Form F-1).
                 4.23   Roll-over Agreement between Worldwide Fiber Holdings Ltd.
                        (formerly Worldwide Fiberlink Holdings Ltd.) and Urbanlink
                        Holdings, Ltd. regarding transfer of Subordinate Voting
                        Shares of 360network services inc., dated April 17, 2000
                        (incorporated by reference to Exhibit 10.44 of Form F-1).
                 4.24   Unanimous Shareholders Agreement for Urbanlink
                        Holdings Ltd. between 360NETWORKS INC., 360 Urbanlink Ltd.,
                        Worldwide Fiber Holdings Ltd. (formerly Worldwide Fiberlink
                        Holdings Ltd.), Urbanlink Holdings Ltd. and WFI
                        Urbanlink Ltd., dated April 17, 2000 (incorporated by
                        reference to Exhibit 10.45 of Form F-1).
                 4.25   Amended and Restated Co-Development Agreement between
                        360networks inc., 360fiber ltd., 360cayer ltd. and WFI
                        Urbanlink Ltd. dated September 29, 2000.
                 4.26   Amended and Restated Shareholders Agreement by and among
                        360NETWORKS INC. DWF SRL, GS Capital Partners III, L.P,
                        GSCP3 WWF (Barbados) SRL, WWF (Barbados) SRL, Providence
                        Equity Fiber, L.P., Tyco Group S.A.R.L., Worldwide Fiber
                        Holdings Ltd. Ledcor Inc. and the Several Shareholders named in Schedule I thereto, dated as of April 20, 2000.
                 4.27   Master Agreement among Gregory B. Maffei, Worldwide Fiber
                        Holdings Ltd. and 360networks inc. dated April 22, 2001.
                 4.28   Amended and Restated Stock Purchase Agreement by and between
                        360networks inc. and Gregory B. Maffei dated April 22, 2001.
                 4.29   Promissory Note between Worldwide Fiber Holdings Ltd. and
                        360finance ltd. dated April 22, 2001.
                 4.30   Agreement for Transfer of Put Obligation and GMB Note among
                        360finance ltd., Worldwide Fiber Holdings Ltd. and
                        360networks inc. dated April 22, 2001.
                 4.31   General Security Agreement between Worldwide Fiber Holdings
                        Ltd. and 360finance ltd. dated April 22, 2001.

360NETWORKS INC.  FORM 20-F  (U.S. GAAP)

       EXHIBIT                                  DESCRIPTION
------------------------------------------------------------------------------------
                 4.32   Agreement and Plan of Merger with NetRail Inc., dated
                        February 16, 2001 (incorporated by reference to Exhibit 2.1 to the Form F-4 (No. 333-58266) of the Registrant).
                 4.33   Preferred Share Purchase Agreement by and between
                        360networks inc. and Alcatel dated as of October 31, 2000.
                  8.1   Subsidiaries of 360NETWORKS INC.

360NETWORKS INC.  Form 20-F  (U.S. GAAP)

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              360NETWORKS INC.

                                              /s/ VANESSA WITTMAN
                                              ---------------------------------------------------
                                              Vanessa Wittman
                                              CHIEF FINANCIAL OFFICER

Date: May 20, 2001